As filed with the Securities and Exchange Commission on October 25, 2021
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Iris Energy Limited
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Australia	6799	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Ian Schuman	Byron B. Rooney
Stelios G. Saffos	Marcel Fausten
Drew Capurro	Davis Polk & Wardwell LLP
Latham & Watkins LLP	450 Lexington Avenue
1271 Avenue of the Americas	New York, New York 10017
New York, New York 10020	(212) 450-4000
(212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Proposed maximum aggregate offering price(a)	Amount of registration fee(b)
Ordinary Shares, no par value	$100,000,000.00	$9,270.00
(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(b)	To be paid in connection with the initial public filing of the registration statement.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated           , 2021
PROSPECTUS

Iris Energy Limited

    Ordinary Shares

This is Iris Energy Limited’s initial public offering. Iris Energy Limited is offering     ordinary shares in this offering (“Ordinary shares”).
We expect the public offering price to be between $    and $    per share. Currently, no public market exists for our Ordinary shares.
We have two classes of authorized voting class shares: the Ordinary shares offered hereby and B Class shares. Each Ordinary share is entitled to one vote, and each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share. Each outstanding B Class share will be redeemed by us on the earlier of (i) the voluntary director retirement of the individual founder associated with the holder; (ii) an unremedied transfer of B Class shares in breach of our Company’s Constitution; (iii) liquidation or winding up of the Company; or (iv) the date which is 12 years after the Ordinary shares are listed on Nasdaq. Upon the completion of this offering, the holders of the outstanding B Class shares will collectively hold approximately   % of the voting power of our outstanding capital stock.
We intend to apply to list our Ordinary shares on the Nasdaq      Market (“Nasdaq”) under the symbol “IREN”. We expect our Ordinary shares to begin trading on or about    , 2021.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.
Investing in the Ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriters’ discounts and commissions(1)	$	$
Proceeds, before expenses, to Iris Energy Limited	$	$
(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.
The underwriters may also purchase up to an additional     Ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The Ordinary shares will be ready for delivery on or about    , 2021 through the book-entry facilities of The Depository Trust Company.
J.P. Morgan	Canaccord Genuity	Citigroup
Macquarie Capital	Cowen
Compass Point
The date of this prospectus is    , 2021.

i

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Iris Energy,” “the Company,” “our,” “us,” “its” and “we” refer to Iris Energy Limited and its consolidated subsidiaries.
We are incorporated in Australia, and many of our outstanding voting securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer”. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor the registered shareholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the registered shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The registered shareholders are offering to sell, and seeking offers to buy, Ordinary shares only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary shares. Our business, financial condition, operating results, and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the registered shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Ordinary shares by the registered shareholders and the distribution of this prospectus outside of the United States.
References to a particular “fiscal year” are to Iris Energy’s fiscal year ended June 30 of that year.
References to “U.S. Dollars,” “USD”, “US$” and “$” in this prospectus are to United States dollars, the legal currency of the United States. References to “AUD” and “A$” in this prospectus are to Australian dollars, the legal currency of Australia. References to “CAD” or “C$” in this prospectus are to Canadian dollars, the legal currency of Canada. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA
This prospectus includes market, economic, and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Bitcoin mining market. We have defined the markets in this prospectus consistent with the presentation we use for our internal segment reporting purposes. However, third-party reports may define the Bitcoin mining market differently and our competitors may do the same. We do not intend, and do not assume any obligations, to update industry or market data set forth in this prospectus. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this prospectus and estimates based on such data may not be reliable indicators of future results.
References to “market share,” “market position,” and “market leader” are based on global revenues in the referenced market, and unless otherwise specified herein, are based on certain of the materials referenced above. When we discuss the Bitcoin mining market, we refer to the $16 billion per annum Bitcoin mining market that we currently target.
TRADEMARKS
We have unregistered trade names and registered website domains that we use in connection with the operation of our business. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. The trade names and website domains we use in connection with the operation of our business include, among others, Iris Energy and www.irisenergy.co. Other trademarks and service marks referenced in this prospectus are, to our knowledge, the property of their respective owners.
PRESENTATION OF ORDINARY SHARES
As of     , 2021, we had      Ordinary shares outstanding (after giving effect to the assumptions listed below). Except as otherwise indicated, the number of Ordinary shares outstanding excludes:
•	10,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, at an exercise price of A$1.0001 per share;
•	Ordinary shares issuable upon the exercise of the 2021 Non-Executive Director Options, at an exercise price of per share;
•	Ordinary shares issuable upon the exercise of the 2021 Employee Options, at a weighted average exercise price of per share; and
•	24,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Long-term Target Options, at an exercise price of US$15.00 per share.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•
an initial public offering price of $  , the midpoint of the estimated price range set forth on the cover page of this prospectus and an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021;

•	no exercise of the outstanding options described above after , 2021;
•	Ordinary shares issuable upon the conversion of Simple Agreement for Future Equity (“SAFE”) instruments issued on October 28, 2020, at a conversion price of per share;

•	Ordinary shares issuable upon the conversion of convertible notes issued on January 5, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on April 1, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued October , 2021, at a conversion price of US$ per share; and
•	no exercise by the underwriters of their option to purchase up to additional Ordinary shares in this offering.
Further, all information in this prospectus reflects on a retroactive basis a    -to-one share split of our Ordinary shares, which we effectuated on     , 2021 (the “Share Split”). The purpose of the Share Split was to      the per share price of our Ordinary shares to a more customary level for a newly listed company on the    .

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS
Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:
•	Bitcoin: A system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
•	Block: A bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into blocks, which are then added to the ledger. Miners are rewarded for “mining” a new block.
•
Blockchain: A software program containing a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network, that enables peer-to-peer transmission of transaction information, and that follows a consensus protocol for confirming new blocks to be added to the blockchain.

•
Cryptocurrency or Digital Asset: Bitcoin and alternative coins, or “altcoins”, launched after the success of Bitcoin. This category is designed to serve functions including a medium of exchange, store of value, and/or to power applications.

•
Difficulty: In the context of Bitcoin mining, a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in network hashrate will temporarily result in faster block times as the mining algorithm is solved quicker – and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

•	EH/s: Exahash per second. 1 EH/s equals one quintillion hashes per second (1,000,000,000,000,000,000 h/s).
•	Fork: A fundamental change to the software underlying a blockchain which may result in two different blockchains, the original, and the new version, each with their own token.
•	Hash: To compute a function that takes an input, and then outputs an alphanumeric string known as the “hash value”.
•
Hashrate: The speed at which a miner can produce computations (hashes) using the Bitcoin network’s algorithm, expressed in hashes per second. The hashrate of all miners on a particular network is referred to as the hashrate of the network.

•
Miner: Individuals or entities who operate a computer or group of computers that compete to mine blocks. Bitcoin miners who successfully mine blocks are rewarded with new Bitcoin as well as any transaction fees.

•	Mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
•
Mining pools: Mining pools are platforms for miners to contribute their hashrate in exchange for digital assets, including Bitcoin, and in some cases regardless of whether the pool effectively mines any block. Miners tend to join pools to increase payout frequency, with pools generally offering daily payouts, and to externalize to the pool the risk of a block taking longer than statistically expected from the network difficulty. Mining pools offers these services in exchange for a fee.

•	MW: Megawatts. 1 MW equals 1,000 kilowatts.
•	Bitcoin Network: The collection of all nodes running the Bitcoin protocol. This includes miners that use computing power to maintain the ledger and add new blocks to the blockchain.
•	PH/s: Petahash per second. 1 PH/s equals one quadrillion hashes per second (1,000,000,000,000,000 h/s).
•
Proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a certain difficulty variable periodically adjusted by the Bitcoin network protocol. In effect, the process of hashing each block becomes a competition and, as a result, the overall process of hashing requires time and computational effort.

v

•
Proof-of-stake: An alternative consensus protocol, in which a “validator” typically may use their own digital assets to validate transactions or blocks. Validators may “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it may lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to Proof-of-work.

•	Protocol: The software that governs how a blockchain operates.
•
Public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets associated with the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Public keys are derived from private keys.

•	Wallet: A place to store public and private keys for blockchains (similar to storage applications for usernames and passwords). Wallets are typically software, hardware, or paper-based.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Summary Historical Financial Information and Non-IFRS Measures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Iris Energy,” “we,” “us,” “our,” “its,” and the “Company” refer to the registrant and its consolidated subsidiaries.
Our Company
We are a Bitcoin mining company. We build, own and operate data center and electrical infrastructure for the mining of Bitcoin primarily powered by renewable energy.
We target entry into regions where there are low-cost, abundant and attractive renewable energy sources. In January 2020, we acquired our first site in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network (69 kV grid-connection) on which the electricity, as of 2021, was 98% sourced from clean or renewable sources. The data center site, which has been operating since 2019, has approximately 30 MW of capacity and operating hashrate capacity of approximately 0.7 EH/s, as of October 1, 2021.
In addition to our first site in BC, as of September 30, 2021, we have conditional and unconditional rights to a number of sites across BC, Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities. These sites are anticipated to support our operating and contracted nameplate hashrate capacity of 15.2 EH/s, equating to approximately 530 MW of data center capacity when online and fully operational.
Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) and exchanging these Bitcoin for currencies such as USD or CAD on a daily basis.
As of September 30, 2021, we have entered into binding hardware purchase contracts with Bitmain Technologies Limited, a leading producer of Bitcoin mining hardware, to acquire the latest-generation miners, Antminer S19j and Antminer S19j Pro, with an aggregate nameplate hashrate capacity of 14.5 EH/s and deliveries commencing in October 2021 and ending in September 2023, which is expected to increase our operating and contracted nameplate hashrate capacity to 15.2 EH/s and result in an average nameplate hardware efficiency of approximately 30 W/TH.
We have been mining Bitcoin since 2019. We liquidate all the Bitcoin we have mined and therefore do not have any Bitcoin held on our balance sheet as of September 30, 2021. Our cash and cash equivalents were US$85.7 million (A$118.6 million) as of September 30, 2021. Our total revenue was US$10.4 million (A$14.3 million) for the three months ended September 30, 2021, representing growth of approximately 1,177% over US$0.8 million (A$1.1 million) for the three months ended September 30, 2020. We generated a loss after income tax expense of US$490.6 million (A$678.7 million) and US$0.4 million (A$0.5 million) for the three months ended September 30, 2021 and 2020, respectively. We generated EBITDA of US$6.0 million (A$8.3 million) for the three months ended September 30, 2021. We generated an EBITDA loss of US$0.02 million (A$0.03 million) for the three months ended September 30, 2020. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to loss after income tax expense, see “Summary of Historical Consolidated Financial and Non-IFRS Measures.”

Bitcoin Mining
Bitcoin is a scarce digital asset that is created and transmitted through the operation of a peer-to-peer network of computers running the Bitcoin software. The Bitcoin network allows people to exchange digital tokens, called Bitcoin, which are recorded on a publicly distributed digital transaction ledger forming the Bitcoin blockchain, which contains the record of every Bitcoin transaction since the inception of Bitcoin. The Bitcoin network is decentralized, meaning no central authority, bank or financial intermediary is required to create, transmit or determine the value of Bitcoin.
Miners earn Bitcoin by validating and verifying Bitcoin transactions, securing transaction blocks and adding those transaction blocks to the Bitcoin blockchain by using ASICs to solve a complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Each unique block can be mined and added to the Bitcoin blockchain by only one miner. Once the miner mines the block, the rest of the network can verify and confirm the block to the blockchain. The successful miner is remunerated with newly minted Bitcoins (known as the “block reward”) and transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million Bitcoins have been mined, which reflects the total fixed supply limit of Bitcoin. The Bitcoin network’s design regulates supply by only allowing a fixed number of Bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately every four years. As a result of the Bitcoin network’s limitations on mining, it is estimated that the final Bitcoin block reward will occur in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20.5 million Bitcoin will have been mined by the year 2030.
Performance Metrics — Hashrate and Difficulty
In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second.” “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. Blockchain.com estimates that the 7-day average of the aggregate hashrate of the entire Bitcoin network is approximately 140 EH/s, as of September 30, 2021, or 140 x 1018 hashes per second.
An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period.
“Difficulty” is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive Bitcoins from the block reward and transaction fees. An increase in network hashrate will temporarily result in shorter block times as the mining algorithm is solved faster–and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.
Mining Pools
As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool.” Mining pools generally pay out Bitcoin to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs daily variances).
Bitcoin Mining Economics
As of September 30, 2021, a successful Bitcoin miner earns a block reward of 6.25 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoins in approximately mid-2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:
•	a miner’s proportionate share of the total network hashrate;
•	the block reward;
•	the level of global transaction fees;
•	the price of Bitcoin;
•	the power consumption / efficiency of mining equipment;
•	the reliability / efficiency of data center infrastructure;
•	the cost of electricity; and
•	other operating expenses, including employee and general and administrative costs.
As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.
We estimate that the market for Bitcoin mining is approximately $16 billion in 2021. This is calculated based on annualizing the Bitcoin mining revenues for the nine months ended September 30, 2021 of approximately $12 billion, according to Blockchain.com.
Limitations of Other Miners
While the market for Bitcoin mining is large and growing, we believe some other miners may have a combination of the below limitations:
•	Lack contracted mining hardware supply amidst a global semiconductor shortage and industry capacity constraints;
•	Utilize non-renewable energy sources and lack a clear Environmental, Social and Governance (“ESG”) strategy;
•	Lack of mining experience, e.g. use of modified shipping containers and retrofitted warehouses that may be less efficient;
•	Have not been able to vertically integrate and may solely rely on intermediaries for access to power, infrastructure and operations and maintenance; and/or
•	Lack geographical diversification.
Iris Energy Competitive Features
Contracted mining hardware supply
We have entered into binding hardware purchase contracts with Bitmain Technologies Limited with deliveries commencing in October 2021 and ending in September 2023, which is expected to increase our operating and contracted nameplate hashrate capacity to 15.2 EH/s and result in an average nameplate hardware efficiency of approximately 30 W/TH.

We understand certain miners disclose budgeted or expected future hashrate capacities, some of which may not be supported by hardware purchase contracts. We believe that the current global semiconductor shortage and mining hardware manufacturer constraints may potentially result in certain miners not being able to procure mining hardware and meet their hashrate capacity targets. We have not stated any such forecasts and only state our contracted position.
Established energy and community strategy
We believe it is increasingly important that Bitcoin is, and can be, mined and utilized in an environmentally and socially responsible manner.
We are focused on locating our operations in areas with low-cost and excess renewable energy. For example, our current operations in BC are connected to the BC Hydro network, whose electricity was 98% sourced from clean or renewable sources as of 2021.
We believe that this reduces the risk profile of our business through both limiting our exposure to commodity inputs such as gas and coal, as well as carbon pricing policies or other similar mechanisms that may significantly impact the ongoing cost of thermal generation.
In addition, by targeting regions with existing and excess renewable energy supply, we also hope to help reduce social and public policy risks. We believe it is important to support the local communities in which we operate. Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities and establish a social license in the regions in which we operate. Please refer to the sections titled “—Energy market strategy” and “—Regional and Community strategy” for more details.
Seasoned management team with experience in data center development and Bitcoin mining
We believe we are well-positioned to execute our strategy. Our board and management team have an extensive and established track record in financing, developing, building, operating, maintaining and managing large-scale greenfield renewable energy projects, data center development and associated grid connections across North America, Western Europe and Asia-Pacific.
We are building proprietary data centers that continue to be refined through years of research and development to further optimize the operational environment and efficiencies, including stable uptime performance during high and low temperature periods. Additionally, we have been mining Bitcoin since 2019 and have formed strong relationships with leading Bitcoin mining hardware suppliers, including Bitmain Technologies Limited, as well as utility companies such as BC Hydro.
We believe our purpose-built proprietary data centers may provide operational advantages compared to less efficient airflow, cooling and re-heating designs that may be limited in certain modified shipping container or retrofitted warehouses designs.

30 MW Canal Flats site

Long-term security over infrastructure, land and power supply
We have ownership of our electrical infrastructure and data centers, including freehold and long-term leasehold land. This provides us with security and operational control over our assets.
Long-term asset ownership also allows our business to benefit from more sustainable cash flows in comparison with miners that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing.
We also focus on grid-connected power access which again helps to ensure we are able to utilize a reliable, long-term supply of power.
Operations and maintenance
We believe it is important to retain control and operational oversight of our infrastructure, rather than outsourcing to a third-party provider who may not be aligned to our objectives.
As both the owner and operator of our hardware and infrastructure, we are directly incentivized to optimize each component of our value chain. Learnings and efficiency gains can then be applied across our entire portfolio.
In addition, we believe that we are able to identify and respond to operational issues in a more efficient and timely manner than would be the case under an outsourced hosted model. We believe this allows us to maximize operating performance as well as hardware life.
While outsourcing infrastructure and operations and maintenance to third-parties may result in near-term returns and scale, short-term contractual arrangements may result in increased counterparty risk (e.g. potential non-performance, delays and disputes) and renewal risk.
Geographical diversification
We believe that it is prudent to own and operate facilities across several jurisdictions to help mitigate against risks such as regulatory risks, political risks, market risks, counterparty risks, climate change and weather-related events. Accordingly, our current operations and pipeline span across Canada, the U.S. and Asia-Pacific.
We believe that a portfolio of global projects reduces exposure to individual transmission networks, specific regional energy markets and single jurisdictions and help deliver a more durable and resilient business over the long-term.
Energy market strategy
Regulated markets
Our overall energy market strategy is to enter markets where we believe we can provide benefits to the local energy markets and communities. In the case of regulated energy markets (such as BC), we look for regions where the power market is in structural renewable energy oversupply, e.g. excess renewable energy capacity still being built and/or declining industrial and manufacturing demand).
Declining demand and increasing supply in a regulated market means that the regulatory pricing model may have to contemplate raising power prices in order to deliver the required return to the regulated utility provider. See an illustrative regulated pricing formula below:

Without new load entering these markets and providing an additional revenue line to the utility, there may be a risk that power prices paid by incumbent users rise. This then potentially creates a negative spiral where some power users are unable to pay their higher power bill and need to close down. This, in turn, may lead to even more pricing increases which then impacts on another group of power users who can no longer afford the higher power prices.

In this context, we believe that introducing our incremental load to regulated oversupplied renewable energy markets may offer a substantial benefit through bringing additional revenue to the market (helping to support lower power prices for broader energy market participants per the above).
Deregulated markets
We believe many Western deregulated energy markets have been affected by a variety of events over the past decade, including:
•	Declining demand for power:
○	Manufacturing and industrial loads exiting certain markets;
○	Build out of residential rooftop solar PV lowering net retail demand (often driven by government policy);
•	Increasing supply of power:
○	Substantial build out of intermittent renewables, often driven by government policy in the absence of a market-based price signal; and/or
○	Renewable energy projects can face frequent network congestion and curtailment.
We believe these market dynamics have created substantial volatility in power prices in some markets where those markets can swing quickly from oversupply to undersupply. In addition, without the system flexibility issue being solved (i.e. load supporting a network of intermittent generation), legacy fossil fuel generators may not be able to be retired in the near term.
We target these volatile markets where, through introducing new, flexible load, our data centers are able to utilize low-cost power during periods of oversupply (e.g. excess intermittent renewable energy) and then reduce energy consumption during certain high price time periods when the market is in undersupply (e.g. solar/wind output is insufficient or during an extreme weather event).
Cost of electricity
The average variable cost of electricity for our current operations is approximately US$0.0398 per kWh, as of September 30, 2021. In addition, we pay a standing monthly charge of approximately US$6.85 per kVA, as of September 30, 2021, assuming full load uptime. We are targeting an average electricity cost of US$0.02-$0.04 per kWh following the development of our expansion sites, with potential to achieve US$0.01-$0.02 per kWh at some of the expansion sites through demand response, ancillary services provision and load management.
Regional and community strategy
Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities.
Establishing a social license in the regions in which we operate is a core focus. For example, we believe we may help stimulate economic activity and employment in regional communities which have been impacted by the decline in traditional industries, such as manufacturing and industrial operations, while helping to position these regions at the forefront of emerging technology-related growth sectors to help provide economic diversification.
We provide funding for local community recreational infrastructure and volunteer groups and also look to partner with schools and educational institutions to develop programs to train maintenance technicians, network specialists and other operations staff. Iris Energy is committed to working with and supporting the communities in which we operate. We also look to partner with and support local First Nations and Indigenous communities where we operate.
Recent initiatives in BC include:
•	funding provided for the Canal Flats Volunteer Fire & First Aid community group;
•	having four Iris Energy employees volunteer with Canal Flats Volunteer Fire Department (including Deputy Chief);

•	providing an annual C$500,000 financial contribution to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in BC; and
•
partnering with the local town of Mackenzie to acquire and develop a parcel of their land, in a region that is experiencing significant hardship and transition due to closure of the pulp and paper industry.

Mining Pool Participation
As part of our mining operations, we contribute our hashrate to a global mining pool (e.g. Antpool), subject to their terms of service. In simple terms, Antpool calculates and pays us our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees. The Bitcoin are transferred to our exchange account on the same day.
Growth Opportunities
Develop existing sites
In addition to our first site in BC, as of September 30, 2021, we have conditional and unconditional rights to a number of sites across BC (e.g. Mackenzie and Prince George), Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities.
Upon development of these sites, we target up to approximately 1 GW of aggregate power capacity, which would support our operating and contracted nameplate hashrate capacity of 15.2 EH/s (approximately 530 MW of data center capacity when online and fully operational), as well as provide capacity for additional future growth.
Add new sites with favorable energy arrangements
We continue to explore additional sites to build our global platform, both within existing markets in Canada, the U.S. and Asia-Pacific and new markets where we believe we can obtain favorable energy arrangements and provide benefits to the local energy markets and communities.
Own, develop and operate renewable generation
We believe there is potential opportunity in the future to build and operate our own renewable generation and energy storage assets to lower our overall cost of power, generate additional revenue streams and support energy markets. We are particularly well-positioned to pursue this opportunity given our management team’s substantial and proven track record in financing, developing, building and managing large-scale greenfield renewable energy projects and associated grid connections.
Leverage potential platform opportunities
While our core infrastructure will be deployed to mine Bitcoin, there may be future potential to diversify our revenues into alternate uses of our platform, including:
•	“green” hydrogen generation, storage and/or fueling infrastructure; and
•	high-performance computing services.
Consider pursuing strategic acquisitions
We may strategically assess acquisition opportunities where we believe such transactions can accelerate our strategic roadmap through horizontal or vertical integration, expanding capacity, or gaining intellectual property that may help strengthen our competitive advantage.

Risks Related to our Business
Investing in our Ordinary shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our Ordinary shares. There are several risks related to our business and our ability to leverage our strengths and execute our strategies described elsewhere in this prospectus that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are risks associated with the following:
•
We have a limited operating history, with operating losses as the business has grown. If we are unable to sustain greater revenues than our operating costs, we will incur operating losses, which could negatively impact our operations, strategy and financial performance.

•	Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.
•	Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.
•	Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.
•	Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.
•
Our business is highly dependent on a small number of digital asset mining equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts for equipment that has already been procured may delay our expansion plans.

•
Our mining hardware suppliers have previously had, and may continue to have, operations in China, and China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations or international trade policies, could have a material adverse effect on our business.

•	Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.
•	Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.
•	Our business is subject to customary risks in developing greenfield infrastructure projects.
•	We have an evolving business model and strategy.
•	Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.
•	We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve expansion plans.
•	We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to repay the principal and interest on our indebtedness and capital commitments.
•	We operate in a highly competitive industry and rapidly evolving sector.
•	Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.
•	It may take significant time and expenditure for us to grow our Bitcoin mining operations, through continued development at our existing and planned sites, and our efforts may not be successful.
•
Ownership of Bitcoin is pseudonymous, and the supply of accessible Bitcoin is unknown. Individuals or entities with substantial holdings in Bitcoin may engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, which could disproportionately and negatively affect the cryptocurrency market, result in a reduction in the price of Bitcoin and materially and adversely affect the price of our share capital.

•
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in any country in which we operate, and any governmental or industry measures taken in response to COVID-19 or any other such infectious disease, may adversely impact our operations.

•	The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.
•	The potential acquisition of businesses, services or technologies may not be successful or may adversely affect our existing operations.
•	Adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert digital assets to fiat currency) may negatively affect our financial performance.
•
Our business and operating plan may be altered due to several external factors, including market conditions, the ability to procure equipment in a quantity, cost and timeline consistent with our business plan and the ability to identify and acquire additional locations to replicate the existing operating model at our operational facility.

•
We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

•	Our properties may experience damages, including damages that are not covered by insurance.
•	We may be affected by price fluctuations in the wholesale and retail power markets.
•	We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.
•
We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.

•	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
•
The regulatory environment regarding digital asset mining is in flux, and we may become subject to additional regulations that may limit our ability to operate, including regulation on the ability to supply electricity to Bitcoin miners.

•	Regulation could adversely affect the price of digital assets or the digital assets mining industry.
•	Changes to tax rates and/or legislation generally may adversely affect us.
•	Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.
Company Information
We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian proprietary company (ACN 629 842 799). On October 7, 2021, we converted into a public company named “Iris Energy Limited” under Australian law.
Our principal executive offices are located at Level 21, 60 Margaret Street, Sydney, Australia, and our telephone number is +61 27906 8301. We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this prospectus. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in the Ordinary shares.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer
Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). For so long as we remain an emerging growth company, we are eligible to utilize the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•
not being required to comply with the auditor attestation requirements of Section 404 of SOX, the assessment of our internal control over financial reporting, which would otherwise be applicable beginning with the second annual report following the effectiveness of this registration statement;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the first to occur of the last day of the fiscal year (i) that follows the fifth anniversary of the effectiveness of this registration statement, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act, which means the market value of our Ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of the second financial quarter of such financial year; or, if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
We have elected to utilize certain of the reduced disclosure obligations in this prospectus and may elect to utilize other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
Foreign Private Issuer
We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from compliance with certain laws and regulations of the SEC, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.
For additional information, see the section titled “Risk Factors—Risks Related to Being a Foreign Private Issuer—As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company” and “Risk Factors—Risks Related to Being a Foreign Private Issuer—We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Ordinary shares less attractive to investors.”

THE OFFERING
Ordinary shares offered by us
   Ordinary shares (or    Ordinary shares if the underwriters exercise in full their option to purchase additional shares).
Underwriters’ option to purchase additional Ordinary shares
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional    Ordinary shares at the public offering price less underwriting discounts and commissions from us.
Ordinary shares to be outstanding immediately after this offering
   Ordinary shares (or    Ordinary shares if the underwriters exercise in full their option to purchase an additional    shares).
B Class shares to be outstanding immediately after this offering shares
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase an additional    Ordinary shares, based on an assumed initial public offering price of $    per Ordinary share.
We intend to use the net proceeds from this offering to fund our growth initiatives (including hardware purchases and acquisition and development of data center sites and facilities) and for working capital and general corporate purposes.
If the underwriters exercise in full their option to purchase    additional Ordinary shares, our net proceeds from this offering would increase by approximately $    million. We do not expect that an increase in net proceeds from this offering by this amount would have a material effect on our use of the proceeds from this offering. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Voting Rights
We have two classes of voting shares, the Ordinary shares and B Class shares. Each Ordinary share is entitled to one vote and each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share.
Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances as described in the section titled “Description of Share Capital and Constitution—Ordinary shares and B Class shares—Voting Rights.” Upon the completion of this

offering, the holders of the outstanding B Class shares will collectively    hold approximately    % of the voting power of our outstanding share capital.
Dividend policy
In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. See “Dividend Policy.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary shares.
Listing
We intend to apply to list our Ordinary shares on Nasdaq under the symbol “IREN.”
The number of our Ordinary shares and B Class shares to be outstanding after this offering is based on    Ordinary shares outstanding as of    , 2021 (after giving effect to the assumptions listed below) and    B Class shares outstanding as of    , 2021, and excludes:
•	10,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, at an exercise price of A$1.0001 per share;
•	Ordinary shares issuable upon the exercise of the 2021 Non-Executive Director Options, at a weighted average exercise price of per share;
•	Ordinary shares issuable upon the exercise of the 2021 Employee Options, at a weighted average exercise price of per share; and
•	24,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Long-term Target Options, at an exercise price of US$15.00.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•
an initial public offering price of $   , the midpoint of the estimated price range set forth on the cover page of this prospectus and an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $   , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021;

•	no exercise of the outstanding options described above after , 2021;
•	Ordinary shares issuable upon the conversion of Simple Agreement for Future Equity (“SAFE”) instruments issued on October 28, 2020, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on January 5, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on April 1, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued October , 2021, at a conversion price of US$ per share; and
•	no exercise by the underwriters of their option to purchase up to additional Ordinary shares in this offering.
Further, all information in this prospectus reflects on a retroactive basis a    -to-one share split of our Ordinary shares, which we effectuated on     , 2021 (the “Share Split”). The purpose of the Share Split was to      the per share price of our Ordinary shares to a more customary level for a newly listed company on the    .

SUMMARY HISTORICAL FINANCIAL INFORMATION AND NON-IFRS MEASURES
The following tables present summary historical consolidated financial and non-IFRS measures as of the dates and for the periods indicated. Our audited annual consolidated financial statements have been prepared under accordance with IFRS, as issued by the IASB. The following summarizes historical consolidated financial data as of and for the years ended June 30, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary historical consolidated financial data for the three months ended September 30, 2021 and 2020 and have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We maintain our books and records and report our financial results in Australian dollars. We report our financial results in Australian dollars. For the convenience of the reader, we have translated information some of the tables below presented in Australian dollars into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was A$1.00 to $0.7228. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Consolidated statements of profit/(loss) and other comprehensive income/(loss)
The following tables below provides a summary of the consolidated statement of profit/(loss) and other comprehensive income/(loss) for the periods presented:
	THREE MONTHS ENDED SEPT 30,			YEAR ENDED JUNE 30,
	UNAUDITED			AUDITED
	2021	2021	2020	2021	2021	2020
	(US$ thousands)	(A$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)	(A$ thousands)
Bitcoin mining revenue	10,371	14,348	1,123	7,540	10,432	3,260
Other income	—	—	593	578	800	23
Depreciation and amortization	(712)	(985)	(444)	(1,212)	(1,677)	(1,137)
Electricity charges	(1,587)	(2,196)	(787)	(2,559)	(3,541)	(1,961)
Employee benefits expense	(1,169)	(1,618)	(409)	(2,126)	(2,942)	(1,375)
Share-based payments expense	(1,856)	(2,568)	(163)	(768)	(1,063)	(261)
Impairment of assets	(353)	(488)	(101)	(409)	(566)	—
Loss on disposal of assets	—	—	(270)	(195)	(270)	—
Professional fees	(1,032)	(1,428)	(102)	(937)	(1,297)	(770)
Other expenses	(1,041)	(1,440)	(114)	(447)	(619)	(271)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	2,621	3,625	(674)	(535)	(743)	(2,492)
Finance expense	(492,812)	(681,810)	(60)	(58,926)	(81,524)	(155)
Interest income	—	—	1	6	8	4
Foreign exchange gains/(loss)	2,695	3,729	202	2,442	3,379	(518)
Loss before income tax expense	(487,496)	(674,456)	(531)	(57,013)	(78,880)	(3,161)
Income tax expense	(3,085)	(4,268)	—	(1,195)	(1,653)	—
Loss after income tax expense for the period	(490,581)	(678,724)	(531)	(58,208)	(80,533)	(3,161)
Other comprehensive income/(loss) for the period, net of tax	480	664	(603)	615	851	(242)
Total comprehensive loss for the period	(490,101)	(678,060)	(1,134)	(57,593)	(79,682)	(3,403)
Net loss per share
Basic and diluted (A$ cents)	(466.74)	(645.74)	(0.54)	(56.44)	(78.08)	(3.92)
Pro forma, as adjusted, net loss per share, basic and diluted (A$ cents)(1)
(1)
The unaudited pro forma, as adjusted, net loss per share, basic and diluted, for the three months ended September 30, 2021 and the year ended June 30, 2021, have been computed to give effect to: (i) the conversion of the hybrid financial instruments (the SAFE and

convertible notes) into Ordinary shares, at an assumed conversion price of $   , based on (1) an assumed initial public offering price of $    per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and (2) an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021, as described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Liquidity and Capital Resources,” (ii) that all the tranches in the 2021 Executive Director Liquidity and Price Target Options are met and such options vest (but do not automatically convert into Ordinary Shares) upon the public offering, and amortization of share-based payments will be accelerated, (iii) the sale by us of    Ordinary shares at a public offering of US$     per Ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of proceeds thereof and (iv) the estimated impact on the interest expense on these hybrid financial instruments and the estimated impact on the loss on the embedded derivatives held at fair value through profit or loss, as well as the estimated impact of the share-based payment expense, as a result thereof.
The following tables sets forth the computation of the Company’s unaudited pro forma, as adjusted, basic and diluted net loss per share (in thousands, except share data) for the periods presented:
	Three months ended Sept 30, 2021	Three months ended Sept 30, 2021	Year ended June 30, 2021	Year ended June 30, 2021
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands
Numerator
Loss after income tax expense for the period	(490,581)	(678,724)	(58,208)	(80,533)
Adjustments:
Convertible notes - interest expense
Loss on embedded derivatives held at fair value through profit or loss
Share-based payment accelerated expense – 2021 Liquidity Executive Director and Price Target Options
Pro forma, as adjusted, loss after income tax for the period

Denominator
Weighted average Ordinary shares outstanding, basic and diluted(1)	105,107,313	105,107,313	103,146,340	103,146,340
Adjustments:
January 2021 convertible note converted into Ordinary shares
April 2021 convertible note converted into Ordinary shares
October 2021 convertible note converted into Ordinary shares
Ordinary shares sold in this offering
Pro forma, as adjusted, weighted average Ordinary shares outstanding, basic and diluted

Pro forma, as adjusted, net loss per share, basic and diluted
(1)	Weighted average Ordinary shares outstanding, basic and diluted includes the 5,964,541 Ordinary shares underlying the October 2020 SAFE instruments, as they are mandatorily convertible.

Summary of Consolidated statement of financial position
The table below provides a summary of the consolidated statement of financial position for the periods presented:
	AS OF SEPT 30, 2021		AS OF JUNE 30, 2021
	UNAUDITED		AUDITED
	(US$ thousands)	(A$ thousands)	US$ thousands)	(A$ thousands)
Assets
Total current assets	88,811	122,871	38,986	53,938
Total non-current assets	163,329	225,967	90,771	125,583
Total assets	252,140	348,838	129,757	179,521
Liabilities
Total current liabilities	771,038	1,066,738	164,370	227,407
Total non-current liabilities	16,949	23,449	12,989	17,971
Total liabilities	787,987	1,090,187	177,359	245,378
Total equity/(deficit)	(535,847)	(741,349)	(47,602)	(65,857)
Total liabilities and equity/(deficit)	252,140	348,838	129,757	179,521
Pro forma, as adjusted, summary of Consolidated statement of financial position
The table below provides a summary of the actual unaudited, pro forma and pro forma, as adjusted, consolidated statement of financial position for the period presented:
	AS OF SEPT 30, 2021
	ACTUAL UNAUDITED		PRO FORMA(1)		PRO FORMA, AS ADJUSTED(2)
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)	US$ thousands)	(A$ thousands)
Assets
Total current assets	88,811	122,871
Total non-current assets	163,329	225,967
Total assets	252,140	348,838
Liabilities
Total current liabilities	771,038	1,066,738
Total non-current liabilities	16,949	23,449
Total liabilities	787,987	1,090,187
Total equity/(deficit)	(535,847)	(741,349)
Total liabilities and equity/(deficit)	252,140	348,838
(1)
The pro forma column reflects the conversion of the hybrid financial instruments (the SAFE and convertible notes) into Ordinary shares, at an assumed conversion price of $   , based on (1) an assumed initial public offering price of $    per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and (2) an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021, as described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Liquidity and Capital Resources.”

(2)
The pro forma, as adjusted column reflects (i) the pro forma adjustments described in footnote (1) above, and (ii) the issuance and sale of Ordinary shares in this offering at an initial public offering price of $    per Ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as in the Capitalization table, and the application of proceeds thereof. See “Use of Proceeds.”

Non-IFRS Measures
The “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Indicators of Performance and Financial Condition” refers to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. Iris Energy uses non-IFRS measures including “EBITDA” and “Adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s operations from Management’s perspective.
We believe “EBITDA” and “Adjusted EBITDA” have limitations as analytical tools. EBITDA excludes interest income, finance expense, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense.
Further, “Adjusted EBITDA” excludes interest income, finance expense, income tax expense, depreciation, amortization and share-based payments expense, which are important components of our IFRS profit/(loss) after income tax expense.
These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS.
The tables below reconcile Adjusted EBITDA and EBITDA to profit/(loss) before interest, foreign exchange gain/(loss) and income tax expense, the most directly comparable IFRS measure, for the periods presented.
	THREE MONTHS ENDED SEPT 30,
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	2,621	3,625	(487)	(674)
Finance expense	(492,812)	(681,810)	(43)	(60)
Interest income	—	—	1	1
Foreign exchange gain/(loss)	2,695	3,729	146	202
Loss before interest, foreign exchange gain/(loss) and income tax expense	(487,496)	(674,456)	(383)	(531)
Income tax expense	(3,085)	(4,268)	—	—
Loss after income tax expense	(490,581)	(678,724)	(383)	(531)
Add/(deduct) the following:
Finance expense	492,812	681,810	43	60
Interest income	—	—	(1)	(1)
Depreciation and amortization	712	985	321	444
Income tax expense	3,085	4,268	—	—
EBITDA	6,028	8,339	(20)	(28)

Bitcoin Mining Revenue	10,371	14,348	812	1,123

Profit/(loss) Margin(1)	25%	25%	(60%)	(60%)

EBITDA Margin(2)	58%	58%	(2%)	(2%)
Add/(deduct) the following:
Share-based payment expense	1,856	2,568	118	163
Adjusted EBITDA	7,884	10,907	98	135
Adjusted EBITDA Margin(2)	76%	76%	12%	12%
(1)	Profit/(Loss) Margin is calculated as Profit/(loss) before interest, foreign exchange gain/(loss) and income tax / Bitcoin Mining Revenue.
(2)	EBITDA Margin and Adjusted EBITDA Margin is calculated as EBITDA / Bitcoin Mining Revenue, and Adjusted EBITDA / Bitcoin Mining Revenue, respectively.

	YEAR ENDED JUNE 30,
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Loss before interest, foreign exchange gain/(loss) and income tax	(535)	(743)	(1,801)	(2,492)
Finance expense	(58,926)	(81,524)	(112)	(155)
Interest income	6	8	3	4
Foreign exchange gain/(loss)	2,442	3,379	(374)	(518)
Loss before interest, foreign exchange gain/(loss) and income tax	(57,013)	(78,880)	(2,284)	(3,161)
Income tax expense	(1,195)	(1,653)	—	—
Loss after income tax expense	(58,208)	(80,533)	(2,284)	(3,161)
Add/(deduct) the following:
Finance expense	58,926	81,524	112	155
Interest income	(6)	(8)	(3)	(4)
Depreciation and amortization	1,212	1,677	822	1,137
Income tax expense	1,195	1,653	—	—
EBITDA	3,119	4,313	(1,353)	(1,873)

Bitcoin Mining Revenue	7,540	10,432	2,356	3,260

Loss Margin(1)	(7%)	(7%)	(76%)	(76%)

EBITDA Margin(2)	41%	41%	(57%)	(57%)
Add/(deduct) the following:
Share-based payment expense	768	1,063	189	261
Adjusted EBITDA	3,887	5,376	(1,164)	(1,612)
Adjusted EBITDA Margin(2)	52%	52%	(49%)	(49%)
(1)	Loss Margin is calculated as Loss before interest, foreign exchange gain/(loss) and income tax / Bitcoin Mining Revenue.
(2)	EBITDA Margin and Adjusted EBITDA Margin is calculated as EBITDA / Bitcoin Mining Revenue, and Adjusted EBITDA / Bitcoin Mining Revenue, respectively.
Summary statement of cash flows information
	Three months ended Sept 30, 2021	Three months ended Sept 30, 2021	Three months ended Sept 30, 2020
	(US$ thousands)	(A$ thousands)	(A$ thousands)
Net cash from/(used in) operating activities	4,830	6,682	170
Net cash used in investing activities	(65,139)	(90,121)	(1,027)
Net cash from financing activities	105,816	146,397	2,213
Net increase in cash and cash equivalents	45,507	62,958	1,356
Cash and cash equivalents at the beginning of the period	37,596	52,015	2,849
Effects of exchange rate changes on cash and cash equivalents	2,590	3,583	33
Cash and cash equivalents at the end of the period	85,693	118,556	4,238
	Year ended June 30, 2021	Year ended June 30, 2021	Year ended June 30, 2020
	(US$ thousands)	(A$ thousands)	(A$ thousands)
Net cash from/(used in) operating activities	1,581	2,188	(1,443)
Net cash used in investing activities	(78,363)	(108,416)	(6,704)
Net cash from financing activities	112,145	155,153	10,906
Net increase in cash and cash equivalents	35,363	48,925	2,759
Cash and cash equivalents at the beginning of the financial year	2,059	2,849	121
Effects of exchange rate changes on cash and cash equivalents	174	241	(31)
Cash and cash equivalents at the end of the financial year	37,596	52,015	2,849

RISK FACTORS
An investment in our Ordinary shares involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our Ordinary shares. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition, and cash flows could suffer significantly. As a result, the market price of our Ordinary shares could decline, and you may lose all or part of the money you paid to buy our Ordinary shares.
Risks Related to Our Business
We have a limited operating history, with operating losses as the business has grown. If we are unable to sustain greater revenues than our operating costs, we will incur operating losses, which could negatively impact our operations, strategy and financial performance.
We began Bitcoin mining in 2019. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing businesses, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on your investment or meeting other metrics of success.
Our future business plan requires substantial expenses in the establishment and operation of our business and there can be no assurance that subsequent operational objectives will be achieved. Our success will ultimately depend on our ability to generate cash from our business. If we do not achieve our operational objectives, and to the extent that we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. An investment in our Ordinary shares must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.
Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.
Our primary input is electricity. We rely on third parties, including utility providers, for the reliable and sufficient supply of electrical power to our infrastructure. We cannot guarantee that these third parties will be able to consistently provide sufficient levels of electrical power or will have the necessary infrastructure to deliver any additional power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. Restrictions on the supply of, or our failure to procure, sufficient electricity could adversely affect our operational performance and revenue by constraining the number of ASICs that we can operate at any one time.
Our access to electricity, or to sufficient electricity, may be affected by climate change, acts of God, utility equipment failure or scheduled and unscheduled maintenance that result in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with limited or no warning and be of an unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for a variety of technical or economic reasons. As Bitcoin mining is power intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be sufficient to power all of our Bitcoin mining equipment in an affected location for the duration of the outage. The effects of any such events, including any significant nonperformance by counterparties, could have a material adverse effect on our business, financial condition, and operating results.
The price that we pay for electricity is dependent on numerous factors including sources of generation, regulatory environment, electricity market structure, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increasing power costs, which could have a material adverse effect on our operating results and financial condition.
Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.
Our ability to validate and verify Bitcoin transactions, secure transaction blocks and add those transaction blocks to the Bitcoin blockchain, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Any extended downtime, limitations in bandwidth or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We may not have backup internet connections at our operations, and any backup internet connections may not be sufficient to support all of our Bitcoin mining equipment in an affected location for the duration of the outage, limitations or constraints to the primary internet connection. The effects of any such events could have a material adverse effect on our operating results and financial condition.
Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.
Certain key pieces of electrical or data center equipment may represent single points of failure for some or all of the power capacity at our operating sites. Any failure of such equipment may result in our inability to utilize some or all of our Bitcoin mining equipment in an affected location for the duration of time it takes to procure and install replacement parts.
For example, at our site in Canal Flats, British Columbia, Canada, the circuit breaker represents a single point of failure. If it fails, it will result in the site being non-operational. We estimate that the current lead time required to replace the circuit breaker used at the Canal Flats site is 20-30 weeks, which lead time could increase. There are other items of equipment that, upon failure, could result in certain sections of our Canal Flats site being non-operational. These include, but are not limited to, the high voltage transformers, low voltage transformers and switchgear, all of which currently have estimated lead times ranging between 16-40 weeks, which lead times could increase. Our other operating sites may face similar single point of failure risks.
Due to the long-lead times required for some of the equipment used in our operations, the failure of such parts could result in lengthy outages at an affected location, and could materially impact our financial results and financial condition.
Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.
Our operations contain certain items of equipment that have a high concentration from one manufacturer (e.g. our ASICs). Additionally, the equipment we rely on may experience defects in workmanship or performance throughout its operational life. If such defects are widespread across equipment we have used in the construction of our facilities, we could suffer material outages or underperformance compared to expectations. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.
Our business is highly dependent on a small number of digital asset mining equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts for equipment that has already been procured may delay our expansion plans.
Our business is highly dependent upon digital asset mining equipment suppliers such as Bitmain providing an adequate supply of new generation digital asset mining machines at economical prices to us. The market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile. Higher Bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that digital asset mining equipment suppliers, such as Bitmain, will be able to keep pace with any surge in demand for mining equipment. Further, mining machine purchase contracts are not favorable to purchasers and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we are not able to obtain a sufficient number of digital asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.
Additionally, if our third-party manufacturers and suppliers are late in delivery, cancel or default on their supply obligations or deliver underperforming or faulty equipment it could cause material delays or affect the performance of our operations. Some of our supply contracts may contain equipment warranties and protections with respect to late delivery; however, these warranties may not be able to be successfully claimed against or may be inadequate to compensate for the impact to our operating results and financial condition.

Our mining hardware suppliers have previously had, and may continue to have, operations in China, and China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business. Additionally, international trade policies with China continue to be in flux, and a change in policies could adversely affect our business, prospects or operations.
Our mining hardware suppliers have previously had, and may continue to have, operations in China and a significant portion of our revenues may be derived from material produced in China. Accordingly, our business, financial conditions, results of operations and prospects may be subject, to a significant extent, to economic political and legal developments in China.
The People’s Republic of China (“PRC”) government exercises significant control over China’s economy through allocations of resources, control over the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and providing preferential treatment to particular industries or companies. The PRC legal system also continues to evolve rapidly, so interpretations of laws, regulations and rules are not always uniform and enforcement of such laws, regulations and rules involve uncertainties. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as Bitmain, to obtain or maintain permits or licenses required to conduct business in China. Changes in any of these policies, laws and regulations, or the interpretations thereof, as they relate to the mining hardware suppliers, could have a negative impact on our business.
For example, if the PRC government were to prevent mining hardware suppliers from doing business with companies who engage in Bitcoin-related activities, we would be required for find a replacement supplier for our digital asset mining equipment. Certain companies may also decide to move their production of miners out of China and into other countries following the September 2021 blanket ban on crypto mining and transactions by Chinese regulators. Such interruptions in operations and production relocations could result in cancellations or delays and may negatively impact our ability to receive mining equipment on a timely basis or at all. Moreover, if we were unable to find a replacement supplier able to meet our supply demands and in a timely manner, it could have a material adverse effect on our business.
In China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. The PRC government has also restricted additional cryptocurrency activity by banning digital asset mining activity. If the PRC government were to further restrict digital asset mining activity-related activities, including production of materials used in such activities, and as are currently produced by Bitmain, it would have a material adverse impact on Bitmain’s operations and in turn our business prospects.
In addition, international trade policies with China remain in flux, and changes to such policies may impact our supplier chain. For example, the countries in which we operate could expand or impose, as applicable, economic sanctions on China, or businesses operating in China, that would impact our ability to do business with and import from businesses that operate in China. Any such actions, or countermeasures taken by China, could materially impact our business, prospects or operations.
Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.
The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (e.g. steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including COVID-19, and which can occur from time to time due to a range of factors. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.
Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. COVID-19 and a range of related factors, including, but not limited to, government-mandated travel restrictions, quarantines, social distancing directives and the temporary closure of businesses, are causing many businesses to experience logistics issues resulting in delayed deliveries of equipment. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Such supply chain disruptions have the potential to cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.
Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.
In each jurisdiction in which we operate, it is typical that we must obtain certain permits, approvals and/or licenses in order to construct and operate our facilities. If, for whatever, reason such permits, approvals and/or licenses are not granted, or if they are lost, suspended, terminated or revoked, it may result in delays in construction of our facilities, require us to halt all or part of our operations, or cause us to be exposed to financial or other penalties at the affected locations. Such circumstances could have a material adverse effect on our business, financial condition and operating results.
Our business is subject to customary risks in developing greenfield infrastructure projects.
The build-out of our platform is subject to customary risks relevant to developing greenfield infrastructure projects, including:
•	Difficulty finding sites that satisfy our requirements at a commercially viable price;
•	Planning approval processes and permitting and licensing requirements in certain jurisdictions;
•	Site condition risks (e.g. geotechnical, environmental, flooding, seismic and archaeological) in developing greenfield sites;
•	Obtaining easements and rights of way (e.g. for access or transmission lines), if required;
•
Availability of power and satisfactory outcome of studies, as well as completion of the process to connect to the electrical grid and execution of connection agreements and electricity supply agreements with the relevant entities;

•	Availability, timing of delivery and cost of construction materials and equipment to each site;
•	Contracting and labor issues (i.e. industry-wide labor strikes, accessing experienced labor force and contractors/subcontractors in remote areas);
•	Non-performance by contractors and sub-contractors impacting quality assurance and quality control;
•	Lack of interest from contractors or design builders and potentially increase in project costs due to competitive infrastructure development worldwide;
•	Inclement weather;
•	Climate change;
•	Construction delays generally;
•	Delays or impacts arising from pandemics (e.g. COVID-19);
•	Obtaining any required regulatory or other approvals to invest or own land and infrastructure in foreign jurisdictions; and
•	Availability of capital to fund construction activities and associated contractual commitments.
We have an evolving business model and strategy.
Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As digital assets become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the digital asset industry. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.
Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.
Our current and future growth, including increases in the number of our strategic relationships, may place a strain on our managerial, operational and financial resources and systems, as well as on our management team. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results would be materially harmed.
We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve expansion plans.
We will need to raise additional capital to fund our operations, increase our power capacity, meet hardware purchase commitments, pursue our growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. We have entered into binding agreements with Bitmain Technologies Limited (“Bitmain”) and have paid deposits to acquire mining hardware. As of September 30, 2021, we have estimated remaining commitments (includes shipping and provincial sales tax) totaling US$533.0 million, payable in installments from October 2021 until October 2023, which relates to deliveries commencing in October 2021 and ending in September 2023.
Of the binding agreements noted above, three agreements principally comprise the 14.5 EH/s contracted nameplate hashrate capacity. Under each of these three contracts, if we fail to pay the remaining commitments as and when they become due (and we fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain's written consent), Bitmain is entitled to terminate the delivery of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the liquidated damages, such remaining balance will be refunded to us free of any interest. If we fail to pay the down payment due under a contract by the prescribed deadline and Bitmain has arranged production or procurement, Bitmain will be entitled to request us to be responsible for the loss related to such production or procurement. Inability to secure appropriate hardware may adversely affect our operations, financial position and financial performance.
Additionally, our nameplate hashrate capacity figures provided in this prospectus with respect to the acquisition of additional hardware are inclusive of applicable discounts provided under the relevant purchase agreements, whereby upon satisfaction of scheduled payments due under the agreements, the manufacturer agrees to apply a discount to the relevant payments based on the timing the payments are received (in the form of additional delivered hardware). Our nameplate capacity figures provided in this prospectus are inclusive of such discounts and therefore assume all payments required under the relevant agreements are made in full and on time. To the extent we are unable to make our payments due under our hardware purchase agreements in full and on time, we risk not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce our nameplate hashrate capacity and have a material impact on our business, prospects, financial condition and operating results.
We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of our Ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to repay the principal and interest on our indebtedness and capital commitments.
Our ability to make scheduled payments on, or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to a number of factors beyond our control.
If we are unable to repay our indebtedness and fund operations, we may be required to limit growth, seek additional capital, sell assets, or restructure or refinance our indebtedness. Even if we adopt one of these options, the strategy may not be successful, and we may be unable to repay our indebtedness and fund our operations. Further, movements in interest rates may affect debt repayments.
As of September 30, 2021, we have estimated outstanding capital commitments related to our binding hardware purchase contracts with Bitmain (includes shipping and provincial sales tax) totaling US$533.0 million, payable in installments from October 2021 until October 2023. In addition, we may incur additional debt and take other actions that could diminish our ability to make payments on our indebtedness when due. If new debt is added to existing or future debt, these risks could increase. We could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation.
We operate in a highly competitive industry and rapidly evolving sector.
The Bitcoin mining ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry, and new products are introduced or existing products enhanced. We compete against a number of companies operating globally that focus on mining digital assets.
Our existing and potential competitors may have various competitive advantages over us, such as:
•	greater name recognition, longer operating histories and larger market shares;
•	more established marketing, banking and compliance relationships;
•	greater mining capabilities;
•	more timely introduction of new technologies;
•	preferred relationships with suppliers of mining machines and other equipment;
•	access to more competitively priced power;
•	greater financial resources to make acquisitions;
•	lower labor, compliance, risk mitigation and research and development costs;
•	larger and more mature intellectual property portfolios;
•	greater number of applicable licenses or similar authorizations;
•	established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;
•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and
•	substantially greater financial, technical and other resources.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.
We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in our business sector and we may fail to capitalize on certain important business and market opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.
We generate substantially all of our revenue from the sale of Bitcoin as a result of rewards and transaction fees received in exchange for contributing computational power to mining pools to validate transactions on the Bitcoin blockchain. Similarly, our operating cash flow is substantially dependent on our ability to sell Bitcoin for fiat currency as needed. In developing our business plan and operating budget, we make certain assumptions regarding future Bitcoin prices. The prices that we receive for our Bitcoin depends on numerous market factors beyond our control and, accordingly, some underlying Bitcoin price assumptions relied on by us may materially change and actual Bitcoin prices may differ materially from those expected. For instance, the introduction of cryptocurrencies backed by central banks, known as “CBDCs,” could significantly reduce the demand for Bitcoin. Due to the highly volatile nature of the price of Bitcoin, our historical operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader digital assets ecosystem. In particular, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•	market conditions across the broader blockchain ecosystem;
•	investment and trading activities of highly active retail and institutional users, speculators, miners and investors;
•	financial strength of market participants;
•	changes in consumer preferences and perceived value of digital assets, including Bitcoin;
•	publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;
•
the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

•	fees and speed associated with processing Bitcoin transactions;
•	level of interest rates and inflation;
•
changes in the legislative or regulatory environment, or actions by governments or regulators that impact monetary policies, fiat currency devaluations, trade restrictions, the digital assets industry generally, or mining operations specifically;

•	difficulty obtaining new hardware and related installation costs;
•	access to cost-effective sources of electrical power;
•	evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;
•	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;
•	the development and introduction of existing and new products and technology by us or our competitors;
•	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•	system failure or outages, including with respect to our mining hardware, power supply and third-party networks;
•	breaches of security or data privacy;
•	loss of trust in the network due to a latent fault in the Bitcoin network;
•	our ability to attract and retain talent;

•	our ability to hedge risks related to our ownership of digital assets;
•	the introduction of new digital assets, leading to a decreased adoption of Bitcoin; and
•	our ability to compete.
There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset. A decline in the market value of Bitcoin or in the demand for trading Bitcoin could lead to a corresponding decline in the value of our Bitcoin assets and the number of transactions on the Bitcoin blockchain network.
Further, revenue for Bitcoin miners consists of the block reward and transaction fees. Transaction fees are not pre-determined by the Bitcoin protocol and vary based on market factors, such as user demand, the quantity of transactions and the capacity of the network. In addition, “off-chain” solutions (e.g. Lightning Protocol and Statechains), which have been introduced to allow users to transact away from the blockchain, may lower miner revenues from transaction fees. If any of the factors described above adversely impact our opportunities to earn block rewards and transaction fees decrease, our returns on investments in mining machines could decline and adversely affect our business, operating results and financial condition.
Any declines in the amount of Bitcoin that we successfully mine, the price of Bitcoin or market liquidity for Bitcoin and digital assets generally would adversely affect our revenue and ability to fund our operations. As a result of these and other factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In addition, as a result of the rapidly evolving nature of our business and the digital assets ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary shares may increase or decrease significantly.
Ownership of Bitcoin is pseudonymous, and the supply of accessible Bitcoin is unknown. Individuals or entities with substantial holdings in Bitcoin may engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, which could disproportionately and negatively affect the cryptocurrency market, result in a reduction in the price of Bitcoin and materially and adversely affect the price of our capital shares.
There is no registry showing which individuals or entities own Bitcoin or the quantity of Bitcoin that is owned by any particular person or entity. It is possible, and in fact, reasonably likely, that a small group of early Bitcoin adopters hold a significant proportion of the Bitcoin that has been created to date. There are no regulations in place that would prevent a large holder of Bitcoin from selling Bitcoin it holds. To the extent such large holders of Bitcoin engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, it could negatively affect the cryptocurrency market and result in a reduction in the price of Bitcoin. This, in turn, could materially and adversely affect the price of our shares, our business, prospects, financial condition and operating results.
It may take significant time and expenditure for us to grow our Bitcoin mining operations through continued development at our existing and planned sites, and our efforts may not be successful.
The continued development of our existing and planned facilities is subject to various factors beyond our control. In the context of the COVID-19 pandemic, there is an elevated risk that the delivery or installation of equipment from suppliers will be delayed, and of shortages in materials or labor due to travel restrictions and social distancing requirements. There is also the risk of a COVID-19 outbreak on site, which would halt construction in the short term.
More generally, there may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed our planned budget.
We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price, or that satisfy our timing requirements associated with our expansion plans. Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations.
Transfer of sites that we have contractually secured may ultimately fail to complete due to factors beyond our control (e.g. due to default or non-performance by counterparties). In addition, estimated power availability at sites secured could be materially less than initially expected or not available at all, and processes to secure permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes or may not be successful.
Development and construction delays, cost overruns, changes in market circumstances, an inability to find suitable data center locations as part of our expansion, and other factors may adversely affect our operations, financial position and financial performance.
See “Risk Factors—Risks Related to Our Business—Our business is subject to customary risks in developing greenfield infrastructure projects”.
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in any country in which we operate, and any governmental or industry measures taken in response to COVID-19 or any other such infectious disease, may adversely impact our operations.
The COVID-19 pandemic has had unpredictable and unprecedented impacts in Australia, Canada, the United States and nearly every other country in the world. COVID-19 has affected how we are operating our business, including as a result of government public health orders and travel restrictions, all of which could negatively impact our business and results of operations, including cash flows. The duration and extent to which these measures will continue to impact us remain uncertain, and may prove difficult to assess or predict, particularly over the medium to longer term.
The nature and extent of the effect of COVID-19 on our financial performance, particularly in the longer term, is unknown. The continued uncertainty, as well as a likelihood of an economic downturn of unknown duration or severity in certain jurisdictions key to our business, means that we may be unable to accurately forecast our operating costs or financial performance.
As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely affect global capital markets, the global economy, Bitcoin and other cryptocurrency prices, and our Ordinary share price.
As of the date of effectiveness of this registration statement, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of the COVID-19 pandemic. We are still assessing the effect on our business from the COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in Australia, Canada, the United States or elsewhere, will not materially and adversely affect our business.
The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.
We operate in a competitive and specialized industry where our continued success is dependent upon our ability to attract and retain skilled and qualified personnel. A loss of a significant number of our skilled and experienced employees or, alternatively, difficulty in attracting additional adequately skilled and experienced employees may negatively impact our operations and financial performance.
The employment contracts of certain of our employees contain non-competition and non-solicitation provisions designed to limit the impact of employees departing the business by restricting the ability of these employees to obtain employment with our competitors. Such provisions may not be enforceable, may only be partially enforceable or may not be enforced, which could impede our ability to protect our business interests.

The potential acquisition of businesses, services or technologies may not be successful or may adversely affect our existing operations.
In the future, we may seek to acquire businesses, services or technologies that we believe could complement or expand our current business, enhance our technical capabilities or otherwise offer growth opportunities. We may not be successful in identifying and acquiring suitable acquisition targets at an acceptable cost. Further, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, regardless of whether or not they are ultimately completed.
If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated synergies, strategic advantages or earnings from the acquired business due to a number of factors, including:
•	incurrence of acquisition-related costs;
•	unanticipated costs or liabilities associated with the acquisition;
•	the potential loss of key employees of the target business;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to complete the acquisition.
Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect operating results. In addition, if an acquired business fails to meet expectations, our business, results of operations and financial condition may be adversely affected.
Further, as we may settle acquisitions in new industries and new geographic regions, there is a risk that we may not fully comply with laws, regulations, business operations or risks associated with these industries or regions. There is a risk that we could face legal, tax or regulatory sanctions or reputational damage as a result of any failure to comply with (or comply with developing interpretations of) applicable laws, regulations and standards of good practice. Our failure to comply with such laws, regulations and standards could result in fines or penalties, the payment of compensation or the cancellation or suspension of our ability to carry on certain activities or service offerings, interrupt or adversely affect parts of our business and may have an adverse effect on our operations and financial performance.
Adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert digital assets to fiat currency) may negatively affect our financial performance.
We are exposed to fluctuations in currency exchange rates (including the rates at which Bitcoin can be exchanged for fiat currency), which could negatively affect our financial condition and results of operations. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are currently, and may continue to be in the future, denominated in currencies other than our functional reporting currency (Australian dollars), and because our income is in Bitcoin rather than in any fiat currency. Exchange rate fluctuations may adversely affect results of operations, financial performance and the value of our assets in the future.
Our business and operating plan may be altered due to several external factors, including market conditions, the ability to procure equipment in a quantity, cost and timeline consistent with our business plan and the ability to identify and acquire additional locations to replicate the existing operating model at our operational facility.
Our business plan is predicated on multiple assumptions, some of which include our procurement of additional mining equipment with certain performance specifications at certain future dates and prices as well as the acquisition and construction of additional locations and infrastructure to host such mining equipment. Our business plan is subject to change to the extent we are not able to achieve the outcomes consistent with our current assumptions and expectations.

We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.
Our business may be subject to the risks of climate change, severe weather conditions and natural and man- made disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.
The potential physical impacts of climate change on our properties and operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation, power and distribution systems could result in reduced operational efficiency.
The reliability and operating efficiency of our ASICs and other equipment is linked to weather conditions, including temperature and humidity. If we are unable to appropriately manage climatic conditions for the operating equipment inside our data centers, whether cause by fluctuations in weather conditions outside of optimal operating thresholds or as a result of ventilation equipment failure, our ASICs and other equipment may be subject to reduced operating efficiency, increased equipment failure and higher maintenance costs. More severe or sustained climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.
We do not currently, and may not in the future, carry business interruption insurance sufficient to compensate for the losses that may result from interruptions in our operations as a result of inability to operate or failures of equipment and infrastructure at our facilities. A system outage could have a material adverse effect on our business, prospects, financial condition, and operating results.
Our properties may experience damages, including damages that are not covered by insurance.
Our current and planned operations, and any other future sites we establish, will be subject to a variety of risks relating to physical condition and operation, including:
•	the presence of construction or repair defects or other structural or building damage;
•	any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit and zoning requirements;
•
any damage resulting from climate change, extreme weather conditions or natural or man-made disasters, such as earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), or extreme cold or hot weather; and

•	claims by employees and others for injuries sustained at its properties.
Where considered practical to do so, we intend to maintain adequate insurance in line with industry practice. There can be no assurance that adequate insurance will be available, and even if available, that such insurance will be available at economically acceptable premiums or will be adequate to cover any claims made. We do not carry any environmental insurance. Furthermore, we may not obtain adequate insurance for any reason. If we incur uninsured losses or liabilities, our assets, profits and prospects may be materially impacted. The occurrence of an event that is not covered, in full or in part, by insurance could have a material adverse effect on our operations, financial position and financial performance.
We may be affected by price fluctuations in the wholesale and retail power markets.
Our power arrangements may vary depending on the markets in which we operate, and comprise fixed and variable power prices, including arrangements that may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements may be priced by reference to published index prices and, thus, reflect market movements outside of our control.
A substantial increase in electricity costs or a fall in Bitcoin exchange values could render Bitcoin mining ineffective or not viable for us. Market prices for power, generation capacity and ancillary services, are unpredictable. An increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
•	increases and decreases the quantity and type of generation capacity;
•	changes in network charges;
•	fuel costs;
•	new generation technologies;
•	changes in power transmission constraints or inefficiencies;
•	climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
•
technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•	federal, state, local and foreign power, market and environmental regulation and legislation;
•	changes in capacity prices and capacity markets; and
•	power market structure (e.g. energy-only vs. energy and capacity markets).
If we are unable to secure power supply at prices or on terms acceptable to us, it would potentially have a material adverse effect on our business, prospects, financial condition and operating results.
We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.
The success of our business is dependent on our ability to acquire and configure appropriate hardware solutions to remain competitive. There can be no assurances that the most efficient Bitcoin mining hardware will be readily available when we identify the need for it, that it will be available to us at a commercially acceptable price or that funding will be available to finance its acquisition. We have entered into binding agreements and have paid deposits to acquire mining hardware, with remaining commitments payable in installments. Six months prior to delivery, we will be required to pay 30-45% of the total payment price across our contracts and another 30-50% of the total payment price one month prior to delivery. Under each contract, if we fail to pay the remaining commitments as and when they become due (and we fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the delivery of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the liquidated damages, such remaining balance will be refunded to us free of any interest. If we fail to pay the down payment due under a contract by the prescribed deadline and Bitmain has arranged production or procurement, Bitmain will be entitled to request us to be responsible for the loss related to such production or procurement. Inability to secure appropriate hardware may adversely affect our operations, financial position and financial performance.
We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.
Our business operations and reputation depend on our ability to maintain the confidentiality, integrity and availability of data, digital assets and systems related to our business, customers, proprietary technologies, processes and intellectual property. We and our business and commercial partners, such as mining pools, digital asset exchanges and other third parties with which we interact, rely extensively on third-party service providers’ information technology (“IT”) systems, including renewable energy infrastructure, cloud-based systems and on-premises servers (i.e. data centers), to record and process transactions and manage our operations, among other matters.
We and our third-party service providers, partners and collaborators, may in the future experience failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and IT systems as well as those of our third-party service providers. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means. A successful security breach or security incident may target us directly, or indirectly target or impact us through our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners. A security breach or other security incident at a third-party service provider’s location or ours, or within a third-party service provider’s systems or ours, could affect our control over personal or confidential information or negatively impact our operations and ability to earn revenue.
The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, may adversely affect our business or our reputation and could have a material adverse effect on our financial conditions. In addition, undiscovered vulnerabilities in our products, equipment or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, equipment services and business. In the case of such a security breach, security incident or other IT failure, we may suffer damage to our key systems and experience (i) interruption in our services, (ii) loss of ability to control or operate our equipment; (iii) misappropriation of personal data and (iv) loss of critical data that could interrupt our operations, which may adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. A security breach may also trigger mandatory data breach notification obligations under applicable privacy and data protection laws, which, if applicable, could lead to widespread negative publicity and a loss in confidence regarding the effectiveness of our data security measures. Furthermore, mitigating the risk of future attacks or IT systems failures have resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. In addition, insurers are currently reluctant to provide cybersecurity insurance for digital assets and cryptocurrency assets and we do not currently hold cybersecurity insurance, therefore, in the event of any such actual or potential incidents, our costs and resources devoted and any impacted assets may not be partially or fully recoverable. Most of our sensitive and valuable data, including digital assets, are stored with third-party custodians and service providers. Therefore, we rely on the digital asset community to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities. There can be no guarantee that these measures and the work of the digital asset developer community will identify all vulnerabilities, errors and defects, or will identify and resolve all vulnerabilities, errors and defects, prior to a malicious actor being able to utilize them. Any actual or perceived data security breach at any of those third-party custodians and service providers could lead to theft or irretrievable loss of our fiat currencies or digital assets, which may or may not be covered by insurance maintained by us or our third-party custodians or service providers.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•	substantial payments to satisfy judgments, fines or penalties;
•	substantial outside counsel legal fees and costs;
•	additional compliance and licensure requirements;
•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•	loss of productivity and high demands on employee time;
•	criminal sanctions or consent decrees;
•	termination of certain employees, including members of our executive team;
•	barring of certain employees from participating in our business in whole or in part;
•	orders that restrict or suspend our business or prevent us from offering certain products or services;
•	changes to our business model and practices;
•	delays and/or interruptions to planned transactions, product launches or improvements; and
•	damage to our brand and reputation.
Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.
Risks Related to Bitcoin
The price of new miners may be linked to the market price of Bitcoin, and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.
The price of new miners may potentially be adjusted according to the price of Bitcoin (e.g. either directly through pricing mechanisms from manufacturers linking hardware prices with the price of Bitcoin or indirectly through increased demand). As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners.
As our single largest capital expenditure item, we incur significant up-front capital costs each time we acquire new miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our Ordinary shares.
Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.
Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue could result in losses and could seriously harm our business and financial performance.

The transition of digital asset networks such as Bitcoin from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.
Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator.
Our business strategy currently focuses entirely on mining Bitcoin (as opposed to other digital assets). Additionally, all of our hardware is limited to mining using a “proof-of-work” protocol based on the SHA-256 algorithm. Should Bitcoin shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e. “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, computing power, real estate, or hosting) less competitive or less profitable, including ours. For example, the Ethereum blockchain, another popular blockchain with a widely traded digital assets, is currently undergoing a transition from proof-of-work to proof-of-stake, in part to achieve more efficiency in relation to the energy consumption of its network and production and verification of its blockchain. If this transition is successful, current Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other digital assets, which may be less profitable. Additionally, if the Ethereum transition is successful, digital assets mined using proof-of-work protocols and/or the SHA-256 algorithm, including Bitcoin, may see a decrease in market acceptance that impacts their value should the market demand greater power efficiency in the production of cryptocurrency.
If Bitcoin shifts to proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from our capital investments, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Further, a shift in market demand from proof-of-work to proof-of-stake protocols could impair our business and operations which are based on hardware that is strictly limited to mining digital assets based on the SHA-256 algorithm. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total hashrate and decrease our effective market share.
The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing total hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in our effective market share would result in a reduction in our share of block rewards and transaction fees, which could materially adversely affect our financial performance and financial position.
Bitcoin is a form of technology which may become redundant or obsolete in the future.
Bitcoin currently holds a “first-to-market” advantage over other digital assets and is currently the market leader, in terms of value and recognition, in the digital assets market. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Bitcoin network. It is generally understood that having more users and miners makes a digital asset more useful and secure, which makes it more attractive and valuable to new users and miners, resulting in a network effect that strengthens this first-to-market advantage. Despite the current first-to-market advantage of the Bitcoin network over other digital asset networks, the digital asset market continues to grow rapidly as the value of existing digital assets rises, new digital assets enter the market and demand for digital assets increases. Therefore, it is possible that another digital asset could become comparatively more popular than Bitcoin in the future. If an alternative digital asset obtains significant market share—either in market capitalization, mining power, use as a payment technology or use as a store of value—this could reduce Bitcoin’s market share and value. All of our mining revenue is derived from mining Bitcoin and, while we could potentially consider mining other digital assets in the future, doing so may result in significant costs. For example, our ASICs are principally utilized for mining Bitcoin and cannot mine other digital assets that are not based on the SHA-256 algorithm. As a result, the emergence of a digital asset that erodes Bitcoin’s market share and value could have a material adverse effect on our business.
The utilization of digital assets technologies is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason (e.g. as a result of hacking), the use of that technology may become less attractive, with users instead utilizing alternative digital assets. If preferences in the digital assets markets shift away from proof-of work networks such as Bitcoin, or the market otherwise adopts new digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, its prospects or operations, including the value of the Bitcoin that it mines or otherwise acquires or holds for its own account.
There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.
These conditions may not necessarily be replicated on a digital assets trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we mine.
Bitcoin miners and other necessary hardware are subject to malfunction, obsolescence, and supply chain risks.
The Bitcoin mining industry has historically seen periodic improvements in the hardware technology used to mine Bitcoin. There is a risk that our current hardware will be superseded by more powerful technology, including ASICs with a materially higher hashrate (relative to power consumption), which would make Bitcoin mining with our current hardware less commercially viable.
Further, if we seek to update our existing hardware in response to significant improvements in available Bitcoin mining technology or to replace underperforming or malfunctioning hardware, there is no guarantee that such technology will be available to us, available on commercially acceptable terms, successfully implemented in our operations, or achieve the expected operational performance.
Given the long production period to manufacture and assemble Bitcoin mining hardware and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough Bitcoin mining hardware or replacement parts on a cost-effective basis – or at all – for the maintenance and expansion of our Bitcoin mining operations. We rely on third parties to supply us with Bitcoin mining hardware and shortages of Bitcoin mining hardware or their component parts, material increases in Bitcoin mining hardware costs, or delays in delivery of our hardware orders could significantly interrupt our plans for expanding our Bitcoin mining capacity. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers currently varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and could exceed 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. It is necessary for us to establish and maintain relationships with mining machine manufacturers, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Failure to secure appropriate Bitcoin mining hardware and/or technology could have a significant adverse impact on our ability to operate our business and on our financial position.
If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin blockchain, such actor or botnet could manipulate the Bitcoin blockchain, which would adversely affect your investment in us or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a digital asset, it may be able to alter the digital asset network or blockchain on which transactions of the digital asset are recorded by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new coins or transactions using such control. The malicious actor could “double-spend” its own digital asset (i.e. spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the effected digital asset network may not be possible. Bitcoin and other digital asset networks may be vulnerable to other network-level attacks, non-exhaustive examples of which include miners colluding to: (i) cease validating transactions to effectively halt the network, (ii) mine only “empty” blocks (i.e. blocks with no transactions), thus censoring all transactions, (iii) “reorganize the chain” which would revert transactions made over some time period, removing previously confirmed transactions from the blockchain, or (iv) execute a “doublespend” attack, which involves erasing specific transactions from the blockchain by replacing the blocks in question. The foregoing descriptions provide some examples, but are not the only means by which digital asset networks may be compromised.
A large amount of mining activity is physically located in emerging markets. If a nation state or other large and well-capitalized entity wanted to damage the Bitcoin network or other proof-of-work digital asset networks, the entity could attempt to create, either from scratch, via large-scale purchases or potentially seizure, a massive amount of mining processing power.
Although there are no known reports of malicious activity or control of the blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in Bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. This could occur, for example, if transaction fees are not sufficiently high to make up for the scheduled decreases in the reward of new Bitcoin for solving blocks. In that situation, miners may not have an adequate incentive to continue mining and may cease their mining operations. The fewer miners on the network, the easier it will be for a malicious actor to obtain control in excess of fifty percent (50%) of the aggregate hashrate on the Bitcoin network.
Any such attack or manipulation as outlined above of the Bitcoin network or another systemically important digital asset network could directly impact the value of any Bitcoin that we own at that point in time or render our hardware incapable of earning Bitcoin through block rewards, adversely impacting our financial position. Further, such an event may cause a loss of faith in the security of the network, which could materially erode Bitcoin’s market share and value and could have a material adverse effect on our business.
Significant increases or decreases in transaction fees could lead to loss of confidence in the Bitcoin network, which could adversely impact our ability to mine Bitcoin and to monetize the Bitcoin we mine.
If the rewards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. Bitcoin miners collect fees from transactions that are confirmed. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of low-fee transactions in solved blocks; however, to the extent that any such incentives arise (e.g. a collective movement among miners or one or more mining pools to reject low transaction fees), recording and confirmation of transactions on the blockchain could be delayed, resulting in a lack of confidence in Bitcoin. Alternatively, these incentives could result in higher transaction fees overall, which could lead to fewer uses for the Bitcoin network. For example, users will be less willing to use the Bitcoin network for applications such as micropayments if transaction fees are too high.
Overcapacity (that is, too many transactions being transmitted to the network at once) could also result in increased transaction fees and increased transaction settlement times. Bitcoin transaction fees were, on average for the calendar year until September 30, 2021, approximately $13 per transaction; however, Bitcoin transaction fees reached a historical average daily high of $62.79 per transaction in April 2021 due to the significant volume of transactions. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies (e.g. micropayments), and could reduce demand for, and the price of, Bitcoin, which could adversely affect our business.
We may not be able to realize the benefits of forks, and forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.
The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “fork”).
The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and, as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin or any of its forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.
Historically, speculation over a new “fork” in the Bitcoin protocol has resulted in Bitcoin price volatility and future forks may occur at any time. A fork can lead to a disruption of networks and our IT systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork. Additionally, a fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our Bitcoin mining hardware incompatible with the new Bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.
Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.
Platforms on which digital assets may trade, such as the one we use to monetize our Bitcoin, pose special risks, as these platforms are generally new and the rules governing their activities are less settled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud and failure than established, regulated exchanges for other products. Digital asset platforms may be startup businesses with limited institutional backing, limited operating history, and no publicly available financial information. This can lead to increased price volatility. In addition, a failure of an important digital asset trading platform could result in a loss of confidence in digital assets generally, resulting in our inability to monetize the Bitcoin we mine in accordance with our financial projections.
Bitcoin traded on the Bitcoin blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring Bitcoin from a personal account to a third party’s account. Accordingly, we are exposed to the digital asset trading platform’s credit risk with respect to each Bitcoin transaction we make. Digital asset exchanges may also impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges may be volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets (e.g. Bitcoin) remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect the value of the Bitcoin that we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.
Digital asset platforms for Bitcoin may be appealing targets for cybercrime, hackers and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.
There are a limited number of digital asset trading platforms for Bitcoin in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, lack of regulation, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States.
While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in a particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets, which may adversely affect our business and results of operations, and consequently, an investment in our Ordinary shares.
We may face risks of internet disruptions, which could have an adverse effect on both the price of Bitcoin and our ability to operate our business.
The Bitcoin network, and our business of mining Bitcoin, are dependent upon the internet. A significant disruption in internet connectivity could disrupt the Bitcoin network’s operations, which could have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin. A broadly accepted and widely adopted decentralized network is necessary for the Bitcoin network to function as intended. Features of the Bitcoin network, such as decentralization, open-source protocol and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently the value of Bitcoin, as well as our ability to mine Bitcoin. A significant disruption of internet connectivity (e.g. affecting large numbers of users or geographic regions) could prevent the Bitcoin network’s functionality and operations until the internet disruption is resolved.
A disruption of the internet may affect the functioning of the Bitcoin network and the use of Bitcoin and subsequently the value of our Ordinary shares.
The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.
Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine.
Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.
We compete with other users and/or companies that are mining Bitcoin and other digital assets and other potential financial vehicles that seek to provide exposure to digital asset prices, including securities backed by, or linked to, digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in digital assets directly, which could limit the market for our Ordinary shares and reduce their liquidity. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our Ordinary shares.
The global market for Bitcoin and other digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of any Bitcoin inventory we hold.
There has also been a growing a number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposures to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for cryptocurrencies and related products. To date, the SEC has repeatedly denied such requests. The exchange listing of shares of a Bitcoin ETF or other cryptocurrency-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other cryptocurrencies that may be more attractive than an investment in our Ordinary shares, and consequently, have a negative impact on the price of our Ordinary shares. Conversely, if exchange-listing requests for an ETF are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally and therefore adversely affect the price of our Ordinary shares.

Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors in our Ordinary shares.
Our reliance on third-party mining pool service providers may have a negative impact on our business.
We are a participant in third-party mining pools. Mining pools allow miners to combine their processing power, increasing their odds of the aggregated processing power solving a block and earning block rewards and transaction fees, and also provide ancillary services such as dashboard and other monitoring software. The rewards earned by mining pools are collected by the pool operator and then distributed by the pool operator to each miner in the pool proportionally to a miner’s contribution to the pool’s overall mining power.
We currently use Antpool as our main mining pool service provider and we are subject to Antpool’s User Service Agreement. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. Additionally, if we were unable to use Antpool’s mining pool in the future, whether it be for voluntary or involuntary (including technical issues requiring a temporary or long term switch between mining pool operators), we have identified F2Pool as a potential back-up mining pool service provider. Under the material terms of F2Pool’s terms of service, a user can terminate their account at any time and F2Pool may, at its sole discretion, also terminate a user’s account at any time and would not be liable for any losses caused by such termination or suspension.
Due to the competitiveness of the global mining pool industry, we believe that we will be able to promptly access alternative mining pools, if required. Nevertheless, if Antpool, or another pool operator that we rely on, suffers downtime due to a cyberattack, software malfunction or other similar issue, terminates our use of the mining pool, or ceases operations entirely due to increased regulatory restrictions, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately calculate the network’s statistically expected reward for our hashrate, and the global average transaction fees revenue per block. While we may have internal methods of tracking both the power we provide and the total power used by the pool, the mining pool operator uses its own record-keeping to determine its proportion of a given reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced revenue for these efforts compared to our expectations, which would have an adverse effect on our business and operations.
In addition, our proportion of mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, digital assets held by the pool operator may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such digital assets from the pool operator to its custodian or other wallets may be intercepted by malicious actors.
If the pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, ceases operations entirely due to increased regulatory restrictions or discovers a shortfall in the Bitcoin held by the pool, the revenue that we generated from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator. Even if we joined a different mining pool, there is a risk of short-term impact on our financial performance in making that transition, and a new mining pool would hold similar or additional risks.
Bitcoin will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.
Halving is the process designed to control the overall supply and reduce the risk of inflation in Bitcoin’s proof-of-work consensus algorithm. At a predetermined block, the mining reward is halved. The Bitcoin block reward was initially set at 50 Bitcoin per mined block and this was halved to 25 Bitcoin in November 2012 at block 210,000, again to 12.5 Bitcoin in July 2016 at block 420,000 and again to 6.25 Bitcoin in May 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the block reward will reduce to 3.125 Bitcoin. This process will reoccur until the total amount of Bitcoin issued through block rewards reaches 21 million, which is expected to occur around 2140. To date, the total number of Bitcoin which have been issued is approximately 19 million. While Bitcoin has had a history of price fluctuations around the halving of its block rewards, there is no guarantee that any price change will be favorable or would compensate for the reduction in the mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these halving events, the revenue that we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.
Bitcoin’s utility may be perceived as a speculative asset, which can lead to price volatility.
Currently, there is a relatively limited use of any digital assets (including Bitcoin) in the retail and commercial marketplace, contributing to price volatility of digital assets. Price volatility undermines any digital asset’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Banks and other established financial institutions may refuse to process funds for digital assets transactions, process wire transfers to or from digital assets exchanges, digital assets-related companies or service providers, or maintain accounts for persons or entities transacting in digital assets. Furthermore, a significant portion of digital assets demand, including demand for Bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset.
The relative lack of acceptance of digital assets, including Bitcoin, in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on the value of Bitcoin, and consequently our business, prospects, financial condition and operating results.
Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.
The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. In Australia, the Department of Foreign Affairs and Trade (“DFAT”) is the primary department that both administers and enforces the sanctions regime in Australia. These laws and regulations may be implicated by a number of digital assets activities, including investing or trading. Because of the anonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling digital assets or receive Bitcoin through mining (e.g. transaction fees, or rewards from mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our Ordinary shares.
Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency.
One or more countries, such as India or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency. In some nations, including China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.
Bitcoin exchanges, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin, which could negatively affect the Bitcoin price and our revenues.
Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and custody providers, to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because, there is no third party or payment processor. Bitcoin has previously suffered from hacking and cyber-theft which have affected its demand and price. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoin. All of the above may adversely affect the operation of the Bitcoin network, which would erode user confidence in Bitcoin and could negatively impact our business and ability to monetize the Bitcoin that we mine.
The loss or destruction of any private keys required to access our digital assets may be irreversible. If we, or any third-party with which we store our digital assets, are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.
Digital assets are generally controllable only by the possessor of the unique private key relating to the address with which the digital assets are associated. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets are lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by an exchange or custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used by them to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise could result in significant losses or fines, hurt our brand and reputation, and potentially harm the value of any Bitcoin that we mine or otherwise acquire or hold for our own account, and adversely impact our business.
Incorrect or fraudulent Bitcoin transactions may be irreversible.
Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the Bitcoin from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal unilaterally, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to the Bitcoin blockchain, an incorrect transfer of Bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our Bitcoin could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.
The open-source structure of the Bitcoin network protocol may result in inconsistent and perhaps even ineffective changes to the Bitcoin protocol. Failed upgrades or maintenance to the protocol could damage the Bitcoin network, which could adversely affect our business and the results of our operations.
The Bitcoin network operates based on an open-source protocol maintained by contributors. As an open-source protocol, Bitcoin is not represented by an official organization or authority. As the Bitcoin protocol does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin protocol and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Issues with the Bitcoin network could result in decreased demand or reduced prices for Bitcoin, thus impacting our ability to monetize the Bitcoin we mine in accordance with our financial projections and also reducing the total number of transactions for which mining rewards and transaction fees can be earned.
Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners, in particular, locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners, including us, or Bitcoin mining activities generally..
Mining Bitcoin requires significant amounts of electrical power, and electricity costs are expected to account for a material portion of our operating costs. There has been a substantial increase in the demand for electricity for Bitcoin mining, and this has had varying level of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we conduct mining activities.
Additionally, renewable sources of power currently forms a large portion of our power mix and we expect it to continue to do so in the future. Renewable power may, depending on the source, be intermittent or variable and not always available. Some electrical grids have little storage capacity, and the balance between electricity supply and demand must be maintained at all times to avoid blackouts or other cascading problems. Intermittent sources of renewable power can provide challenges as their power can fluctuate over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures. Any shortage of electricity supply or increase in electricity costs in any location where we operate or plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.
Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our Bitcoin mining machines would be materially adversely affected by power outages. Given the power requirement, it may not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by climate change, weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially negative impacts.
There may be significant competition for suitable Bitcoin mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up mining sites in certain locations. The significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities.
If Bitcoin mining becomes more widespread, government scrutiny related to Bitcoin mining facilities and their energy consumption may significantly increase. This could lead to new governmental measures restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally.
If we are forced to reduce our operations due to the availability or cost of electrical power, or restrictions on Bitcoin mining activities, this will have an adverse effect on our business, prospects, financial condition and operating results.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, or the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.
There is substantial doubt about our ability to continue as a going concern.
The report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2021 included an explanatory paragraph on Going Concern Uncertainty, expressing management’s assessment and conclusion that significant uncertainties exist about our ability to continue as a going concern, citing our dependence on maintaining sustained positive free cash flow, conversion of our various tranches of convertible notes into equity and raising additional capital to fund the purchase of remaining mining hardware. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our ability to continue as a going concern will be determined by our ability to generate sufficient cash flow to build and sustain our operations and/or raise additional capital in the form of debt or equity financing. We believe that the inclusion of a going concern explanatory paragraph in the report of our registered public accounting firm will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
Risks Related to Third-Parties
Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.
A number of companies that engage in Bitcoin and/or other digital assets-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, changing governmental regulations about the legality of transferring or holding Bitcoin and other digital assets may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the digital assets industry, or even investors with accounts for transferring, receiving or holding their digital assets. Specifically, China prohibits financial institutions from holding, trading or facilitating transactions in Bitcoin. Furthermore, in September 2021, China’s National Development and Reform Commission banned all digital asset mining in a reported bid to reduce carbon emissions. Similarly, India’s proposed digital assets legislation could have a significant impact on the ability to utilize banking services in India for digital assets. Both India and China, among other countries, are reportedly driving toward the development and adoption of a national digital currency – and taking legislative action that could be viewed as disadvantageous to private digital assets (such as Bitcoin) in the process.
If such rules and restrictions continue or proliferate into markets in which we operate or plan to operate, we may be unable to obtain or maintain banking or financial services for our business and could also experience business disruption if our necessary commercial partners, such as exchanges, Bitcoin mining pools or mining hardware manufacturers, cannot conduct their businesses effectively due to such regulations. The difficulty that many businesses that provide Bitcoin and derivatives or other digital assets-related activities have, and may continue to have, in finding banks and financial institutions willing to provide them services may diminish the usefulness of Bitcoin as a payment system and harm public perception of Bitcoin. If we are unable to obtain or maintain banking services for our business as a result of our Bitcoin-related activities, our business could be adversely affected.
We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access.
Although we generally sell our mined Bitcoin on a daily basis, we may temporarily store all or a portion of our Bitcoin on various digital asset trading platforms which requires us to rely on the security protocols of these trading platforms to safeguard our Bitcoin. No security system is perfect and trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our Bitcoin when we transact in or otherwise transfer our Bitcoin or while we are in the process of selling our Bitcoin via such trading platforms. Digital asset trading platforms have been a target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms may continue to be targets for malicious actors. An actual or perceived security breach or data security incident at the digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could adversely affect the value of our Ordinary shares.
Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.
There are a limited number of OTC (i.e. non-exchange) traders with which we may transact to convert our Bitcoin to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell Bitcoin, which may negatively impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may negatively impact our ability to monetize our mined Bitcoin. If we are unable to access our preferred OTC trading desks, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.
Risks Related to Regulations and Regulatory Frameworks
Regulatory changes or actions may restrict the use of Bitcoin in a manner that adversely affects our business, prospects or operations.
Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the U.S. Internal Revenue Service (“IRS”) consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CTFC”) classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of Bitcoin. As a result, the markets and opportunities discussed in this prospectus may not reflect the markets and opportunities available to us in the future.
Digital asset trading platforms may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance.
In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g. the CTFC, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Increasing regulation and regulatory scrutiny may result in new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin that we may be able to mine as well as the value of Bitcoin and, consequently, our business, prospects, financial condition and operating results.
We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we plan to hold or expect to acquire for our own account.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. The Canadian Corruption of Foreign Public Officials Act prohibits directly or indirectly giving, offering, or agreeing to give or offer any form of advantage or benefit to a foreign public official to obtain an advantage in the course of business. The Act also prohibits engaging in certain accounting practices where those practices are employed in order to bribe a foreign public official or conceal a bribe. Section 70.2 of the Australian Criminal Code prohibits providing, offering, or promising a benefit or causing a benefit to be provided when the benefit is not legitimately due to the person with the intention of influencing a foreign public official in the exercise of their official duties to obtain or retain a business or business advantage.
In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws, and governmental authorities in Australia, the United States, the UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.
Prior to the effectiveness of this registration statement, we intend to implement an anti-corruption compliance program and policies, including appropriate ongoing procedures and training, designed to foster compliance with these laws, including the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. However, our directors, officers, employees, contractors, agents and other partners to which we outsource certain of our business operations may nevertheless take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results, prospects and financial conditions.
Any violation of the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Our business and financial condition may be materially adversely affected by increased regulation of energy sources.
Our Bitcoin mining activities are powered primarily by renewable energy sources. While renewable energy generally is less exposed to carbon pricing and underlying commodity price risks of fossil fuels, there is a risk that regulatory constraints placed on energy intense industries may restrict the operation of, or increase the cost of operating, data centers and Bitcoin mining activities. Additionally, although we target markets with high levels of renewable energy penetration and our energy is primarily sourced from renewable sources, we currently rely on non-renewable energy sources for approximately 2% of our data center energy needs. Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, in the event any of our data centers are powered by non-renewable energy sources, would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. Potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance.
If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:
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it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

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it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a Bitcoin mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.
Furthermore, while certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities. Our mining activities currently focus on Bitcoin, which we believe should not be treated as an investment security for purposes of the 1940 Act. Therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise certain other cryptocurrencies or assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. However, although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. Previous statements by the SEC that Bitcoin should not be considered a security are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Therefore, it is possible that the SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the 1940 Act, which might require us to register as an investment company.
If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.
The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team. Compliance with the requirements of the 1940 Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of developing data center infrastructure and in activities related to Bitcoin mining, and this would materially and adversely affect our business, financial condition and results of operations.
If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.
We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that Bitcoin is a security. The SEC staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, continuously seeking to avoid the need to register under the 1940 Act may limit our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.
Our business and financial condition may be materially adversely affected if we are required to register as an investment company under the 1940 Act.
We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the 1940 Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities “ (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.
Although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. Therefore, it is possible that the SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the 1940 Act, which might require us to register as an investment company. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission. If we were to register as an investment company, we may be forced to significantly change our structure and operations in order to comply with the substantive requirements of the 1940 Act.
In particular, we may, among other things, be forced to change our capital structure in order to satisfy the limits on leverage and classes of securities imposed by the 1940 Act, modify the composition of our board of directors in order to maintain the required number of independent directors and the requirements of “independence” set forth in rules under the 1940 Act, restrict transactions that we may engage in with affiliated persons, fair value our assets in the manner required by the 1940 Act and adopt a code of ethics to comply with restrictions on personal trading by our officers and employees. Compliance with the requirements of the 1940 Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of developing data center infrastructure and in activities related to Bitcoin mining.
If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of its operations.
Cryptocurrencies are treated as “money” by FinCEN, and businesses engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that our business activities cause us to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters”, such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If it is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.
The application of the Commodity Exchange Act and the regulations promulgated thereunder by the U.S. Commodity Futures Trading Commission to our business is unclear and is subject to change in a manner that is difficult to predict. To the extent we are deemed to be or subsequently become subject to regulation by the U.S. Commodity Futures Trading Commission in connection with our business activities, we may incur additional regulatory obligations and compliance costs, which may be significant.
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that Bitcoin and other digital assets fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”), and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other digital assets. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause negative publicity for Bitcoin and other digital assets, which could adversely impact mining profitability.
In addition to the CFTC’s general enforcement authority to police against manipulation and fraud in spot markets for Bitcoin and other digital assets, the CFTC has regulatory and supervisory authority with respect to commodity futures, options, and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined, or financed basis. Although we do not currently engage in such transactions, changes in our activities, the CEA, CFTC Rules, or the interpretations and guidance of the CFTC may subject us to additional regulatory requirements, licenses and approvals which could result in significant increased compliance and operational costs.
Furthermore, trusts, syndicates and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association (“NFA”) as “commodity pools”. If our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for the Company’s shareholders, we could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting an investment in our Ordinary shares. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.
While we are not aware of any provision of the CEA or CFTC rules currently applicable to the mining of Bitcoin and other digital assets, this is subject to change. We cannot be certain how future changes in legislation, regulatory developments, or changes in CFTC interpretations and policy may impact the treatment of digital assets and the mining of digital assets. Any resulting requirements that apply to or relate to our mining activities or our transactions in Bitcoin and digital assets may cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our Ordinary shares.
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
Laws regulating financial services, the internet, mobile technologies, digital assets and related technologies in Australia, Canada, the United States and other jurisdictions often impose different, more specific, or potentially conflicting obligations, as well as broader liability, on us. At the same time, we may also be required to comply with sanctions and export controls and counterterrorism financing laws and regulations in Australia, Canada, the United States and other jurisdictions around the world.
Regulators worldwide frequently study each other’s approaches to the regulation of digital assets such as Bitcoin. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments with respect to one type of cryptocurrency operations in one jurisdiction may be extended to additional operations in other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction may be magnified by the potential that they may be replicated in other jurisdictions, affecting our business in another place or involving another aspect of our operations. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our business in order to comply with such divergent regulations. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity and ongoing development of U.S. federal and state, Australian, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our analysis concluding that certain activities are currently unregulated, such activities may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures that could significantly and adversely affect our continued operations and financial condition.
Bitcoin’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize Bitcoin, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin is a “security” may adversely affect the value of Bitcoin and our business.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum (as currently offered and sold) are securities under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a security under applicable laws.
Any enforcement action by the SEC or any international or state securities regulator asserting that Bitcoin is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of Bitcoin, as well as our business. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States, Australia, Canada and elsewhere through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars, Australian Dollars, Canadian dollars and other currencies.
We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use. processing and storage of such data about individuals are governed by data privacy laws, regulations, guidelines and rules enacted and enforced in Australia, Canada, the UK, EU, U.S. (federal and state) and other jurisdictions around the world. We do not currently have any formal data privacy policies and procedures in place and have not completed an assessment of whether we are in compliance with all applicable data privacy laws and regulations. Data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.
The General Data Protection Regulation, and any additional requirements in the national implementing laws of countries in the EEA ( “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom (“UK”) data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018, could further add to our compliance costs and limit how we process information. It is possible that the GDPR and UK GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union, UK or national supervisory authorities may hold that we are not in full compliance with the GDPR’s or UK GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA and, in the case of the UK GDPR, the transfers of personal data from the UK to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the UK GDPR, each regime having the ability to fine up to the greater of €20 million / £17 million or 4% of global turnover. Failure to comply with these laws may also result in the imposition of significant criminal penalties and private litigation.
The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and UK GDPR may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

In the United States, according to the Federal Trade Commission (“FTC”), failure to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. State privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law. For example, California enacted the California Consumer Privacy Act (“CCPA”) on June 28, 2018, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed and/or enacted in other states and at the federal level.
Any actual or perceived failure by us or the third parties with whom we work to comply with data privacy laws, regulations, guidelines, rules or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations including by European Data Protection Authorities and US federal and state regulatory authorities, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could harm our reputation and have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.
We are subject to environmental, health and safety laws and regulations, including applicable zoning and building codes, that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and properties are subject to laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; imposition of certain zoning building code standards for the sites at which we operate; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Failure to secure renewal of permits or tightening of restrictions within our existing permits, or the failure to meet the zoning and building code standards imposed by regulations applicable to our sites, could have a material adverse effect on our business or cause us to incur material expenses. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.
The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, results of operations and financial position.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite our sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.
Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.
Failure to keep up with evolving trends and shareholder expectations relating to ESG businesses or reporting could adversely impact our reputation, share price and access to and cost of capital.
Certain institutional investors, investor advocacy groups, investment funds, creditors and other influential financial markets participants have become increasingly focused on companies’ ESG, practices in evaluating their investments and business relationships, including the impact of Bitcoin mining operations on the environment. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies’ ESG practices. Although there are no universal standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG strategy or performance. Unfavorable press about or ratings or assessments of our ESG strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.
Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment and maintenance of our compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Risks Related to Intellectual Property
If we are unable to protect the confidentiality of our trade secrets or other intellectual property rights, our business and competitive position could be harmed.
Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we primarily protect as trade secrets. We rely upon trade secret and other intellectual property laws, physical and technological security measures and contractual commitments to protect our trade secrets and other intellectual property rights, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Furthermore, any of our intellectual property rights could be challenged, invalidated, circumvented, infringed, diluted, disclosed or misappropriated and adequate legal recourse may be unavailable. Thus, there can be no assurance that our trade secrets or other intellectual property rights will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.
Third parties may claim that we are infringing upon, misappropriating or otherwise violating their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.
Our commercial success depends on our ability to operate without undue cost and distraction of claims that we are infringing the intellectual property rights of third parties. However, third parties may own patents (or have pending patent applications that later result in patents) that our operations may infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees via settlements from us. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that its operations infringe.
Finally, third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing their intellectual property, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of its business, and may result in a material loss in revenue, which could adversely affect the trading price of our shares and harm our investors.
Risks Related to Owning Our Ordinary Shares
There has been no public market for our Ordinary shares prior to this offering, and an active trading market for our Ordinary shares may not develop and the trading price for our Ordinary shares may fluctuate significantly.
This offering constitutes the initial public offering of our Ordinary shares, and no public market has previously existed for our Ordinary shares   . We intend to apply to have our Ordinary shares listed on Nasdaq, and we expect our Ordinary shares to be quoted on Nasdaq, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the Ordinary shares on Nasdaq would impair the liquidity of the market for the Ordinary shares and make it more difficult for holders to sell the Ordinary shares. If the Ordinary shares are listed and quoted on Nasdaq, there can be no assurance that an active trading market for the Ordinary shares will develop or be sustained after this offering is completed. As a result, the market price and liquidity of the Ordinary shares may be materially and adversely affected.

The initial offering price will be determined by negotiations among the lead underwriters and us based on a number of factors, including market conditions in effect at the time of the offering. However, there can be no assurance that, following the completion of this offering, the Ordinary shares will trade at a price equal to or greater than the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary shares.
If you purchase our Ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.
We expect the initial public offering price of our Ordinary shares in this offering to be substantially higher than the net tangible book value per Ordinary share prior to this offering. Therefore, if you purchase Ordinary shares in this offering, you will pay a price per Ordinary share that substantially exceeds our net tangible book value per Ordinary share after this offering. To the extent outstanding options are exercised for Ordinary shares, you may experience further dilution. Based on the assumed initial public offering price of $    per Ordinary share, you will experience immediate dilution of $    per Ordinary share, representing the difference between our net tangible book value per Ordinary share and per Ordinary share after giving effect to this and the assumed offering price. See “Dilution.”
We have broad discretion in the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or enhance the value of our Ordinary shares.
Our management will have considerable discretion in deciding how to apply the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the price of our Ordinary shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
The market price of our Ordinary shares may be highly volatile, and you may not be able to resell your Ordinary shares at or above the initial public offering price.
The market price of our Ordinary shares following this offering is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other cryptocurrencies. In addition, technology stocks have historically experienced high levels of volatility. As a result of this volatility, you may not be able to sell your Ordinary shares at or above the initial public offering price. The market price for our Ordinary shares may be influenced by many factors, including:
•	actual or anticipated fluctuations in our financial and operating results;
•	the trading price of cryptocurrencies, in particular Bitcoin;
•	changes in the market valuations of our competitors;
•	rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;
•	announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;
•	changes in financial estimates or recommendations by securities analysts;
•	changes in laws or regulations applicable to us or our industry;
•	the perception of our industry by the public, legislatures, regulators and the investment community;
•	additions or departures of key personnel;
•	potential litigation or regulatory investigations;

•	general economic, industry, political and market conditions and overall market volatility, including resulting from COVID-19, war, incidents of terrorism, or responses to these events;
•	sales of our Ordinary shares by us, our directors and officers, holders of our Ordinary shares or our shareholders in the future or the anticipation that such sales may occur in the future; and
•	the trading volume of our Ordinary shares on the Nasdaq.
Broad market and industry factors may negatively affect the market price of our Ordinary shares, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our Ordinary shares to decline rapidly and unexpectedly. If the market price of our Ordinary shares after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
Investing in our Ordinary shares could be subject to greater volatility than investing directly in Bitcoin or other digital assets.
The price of our securities and our competitors’ securities are generally correlated to the price of Bitcoin and other digital assets. However, our business is subject to capital costs, which also affect the price of our securities, such as hardware expenses, power expenses and other factors that are not directly reflected in the prices of digital assets we mine. For example, when the price of Bitcoin rises, mining machines may become scarce and more costly to acquire, making our existing operations more attractive. However, when the price of Bitcoin declines, our mining revenues may not exceed our operating costs. As a result, the price of our Ordinary shares could be subject to greater volatility than direct investments in digital assets and an investment in our Ordinary shares may result in losses.
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary shares, our Ordinary share price and trading volume could decline.
The trading market for our Ordinary shares will likely be influenced by research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts who cover us downgrade our Ordinary shares, or adversely change their recommendations regarding the Ordinary shares, the market price for our Ordinary shares would likely decline. In addition, if no or only a few analysts commence research coverage of us, or if one or more of the analysts who cover us cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume to decline.
Future sales, or the possibility of future sales, of a substantial number of our Ordinary shares could adversely affect the price of our Ordinary shares.
Future sales of a substantial number of our Ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our Ordinary shares. Based upon the number of shares outstanding as of    , 2021, after giving effect to this offering, we will have    Ordinary shares outstanding. Ordinary shares sold in this offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. Upon completion of this offering, we will have    Ordinary shares outstanding, approximately    of which will be subject to 180-day lock-up agreements entered into by our directors and officers and certain of our shareholders described in “Ordinary Shares and Ordinary shares Eligible for Future Sale” and “Underwriting.” The representatives of the underwriters may, in their sole discretion, release all or any portion of the equity securities subject to the lock-up agreements prior to the expiration of the lock-up agreements. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of Ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our Ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
Because of their significant ownership of our Ordinary shares, and their ownership of all outstanding B Class shares, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.
As of      , 2021, our founders, Daniel Roberts and William Roberts, beneficially owned or controlled, directly or indirectly, Ordinary shares and B Class shares representing   % and   % of the

combined voting power of all of our outstanding voting securities, respectively (or       % in the aggregate). See “Description of Share Capital and Constitution— Issues of Shares and Change in Capital”.
As a result of this ownership or control of our voting securities, if our founders act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our Ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our Ordinary shares.
The dual class structure of our shares (Ordinary shares and B Class shares) will have the effect of concentrating voting control with certain shareholders, in particular, Daniel Roberts and William Roberts, who will hold in the aggregate      % of the voting power of our capital shares upon the effectiveness of this registration statement. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
Our B Class shares entitle its holders to fifteen votes per Ordinary share held by the holder, and our Ordinary shares have one vote per Ordinary share held. Following this offering, our founders, Daniel Roberts and William Roberts, and their affiliates will hold in the aggregate  % of the voting power of our capital shares. Because each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share, the holders of our B Class shares collectively could continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the individual founder associated with the holder ceases to be a director due to voluntary retirement; (ii) an unremedied transfer of B Class shares in breach of our Constitution; (iii) liquidation or winding up of the Company; or (iv) the date which is 12 years after Ordinary shares are listed on Nasdaq. Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances as described in the section titled “Description of Share Capital and Constitution—Ordinary shares and B Class shares—Voting Rights”. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that you may believe are in your best interest as one of our shareholders.
The multi-class structure of our shares may adversely affect the trading market for our Ordinary shares.
Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares from being added to certain stock indices, including the S&P 500. In addition, several shareholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our shares may prevent the inclusion of our Ordinary shares in such indices, may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing our Ordinary shares. Any exclusion from stock indices could result in a less active trading market for our Ordinary shares. Any actions or publications by shareholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Ordinary shares. Additionally, our B Class shares are not transferable by the holder (other than to an affiliate of that holder).
A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Ordinary shares to drop significantly, even if our business is doing well.
If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our Ordinary shares in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Ordinary shares could substantially decline. Based on shares outstanding as of  , 2021, on the closing of this offering, we will have outstanding a total of  Ordinary shares and  B Class shares, assuming no exercise of outstanding options (excluding the underwriters’ option to purchase additional Ordinary shares). This includes the  Ordinary shares that we are selling in this offering, which may be resold in the public market immediately. The remaining Ordinary shares and  B Class shares, which together represent  % of our outstanding shares after this offering, are currently, and will be following the closing of this offering, restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations, under federal securities laws with respect to affiliate sales. Each of our directors, executive officers and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters under which the holders of such securities have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, Canaccord Genuity LLC and Citigroup Global Markets Inc. they will not dispose of or hedge any of their capital shares or securities convertible into or exchangeable for capital shares for 180 days following the date of this prospectus. Upon each release of the foregoing restrictions, our securityholders subject to a lock-up agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to a release of the foregoing restrictions. For a description of the lock-up agreements, see the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus.
In addition, as of  , 2021, there were  Ordinary shares subject to outstanding options and an additional Ordinary shares reserved for issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. We also intend to register all Ordinary shares that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.
In the future, we will need to raise additional capital to grow our business through future offerings of debt securities, which would rank senior to our Ordinary shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Ordinary shares for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our Ordinary shares.
We will require further capital in the future to finance our business operations and planned growth. Therefore, we may seek to raise capital through offerings of debt securities (potentially including convertible debt securities) or additional offerings of equity securities. An issuance of additional equity securities or securities with a right to convert into equity, such as convertible bonds or warrant bonds, could adversely affect the market price of our Ordinary shares and would dilute the economic and voting interests of shareholders if made without granting subscription rights to existing shareholders. Because the timing and nature of any future offering would depend on market conditions and other factors beyond our control, it is not possible to predict or estimate the amount, timing, or nature of future offerings. In addition, the exercise of options to purchase Ordinary shares granted to our directors, officers and employees under our current and future share incentive plans could lead to a dilution of the economic and voting interests of existing shareholders. Furthermore, a proposal to the shareholder meeting to take any of the abovementioned measures with dilutive effects on the existing shareholdings, or any announcement thereof, could adversely affect the market price of our Ordinary shares.
In the future, we may also issue securities in connection with investments or acquisitions. The amount of our Ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Ordinary shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Risks Related to Being a Foreign Private Issuer
We currently report our financial results under IFRS, which differs from U.S. generally accepted accounting principles, or U.S. GAAP.
We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there may be less publicly available information concerning us than there would be if we were not a foreign private issuer.
Furthermore, our shares are not listed, and we do not currently intend to list, our shares on any market in Australia, our country of incorporation. As a result, we are not subject to the reporting and other requirements of listed companies in Australia, other than those requirements that apply to Australian companies generally. Accordingly, there will be less publicly available information concerning our company than there would be if we were a public company organized in the United States.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may not afford the same protection to shareholders as Nasdaq corporate governance listing standards.
As a foreign private issuer listed on Nasdaq, we are permitted to follow Australia corporate law and the Corporations Act 2001 (Cth) (“Corporations Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards. Some corporate governance practices under Australian law and the Corporations Act may differ from Nasdaq corporate governance listing standards. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management”.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent nominating committees;
•	solicit proxies and provide proxy statements for all shareholder meetings; and
•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary shares.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of the date of the prospectus, we estimate that    % of our outstanding Ordinary shares are held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers and to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
The Nasdaq may not continue to list our Ordinary shares on its exchange, which could limit the ability of investors to make transactions in our Ordinary shares and subject us to additional trading restrictions.
To continue listing our Ordinary shares on the Nasdaq      Market, we are required to demonstrate compliance with the Nasdaq’s continued listing requirements. There can be no assurance that we will be able to meet the Nasdaq’s continued listing requirement or maintain other listing standards. If our Ordinary shares are delisted by the Nasdaq, and it is not possible to list the Ordinary shares on another national securities exchange, we expect the Ordinary shares to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
•	a less liquid trading market for our Ordinary shares;
•	more limited market quotations for our Ordinary shares;
•
determination that the Ordinary shares are “penny stocks” that requires broker to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our Ordinary shares;

•	more limited research coverage by securities analysts;
•	loss of reputation;
•	more difficult and more expensive equity financings in the future; and
•	decreased ability to issue additional securities or obtain additional funding in the future.
The U.S. National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. If our Ordinary shares remain listed on the Nasdaq, such shares will be covered securities. Although U.S. states are preempted from regulating the sale of our Ordinary shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our Ordinary shares were no longer listed on the Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which it offers the securities.
We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and intend to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“SOX”), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
We cannot predict if investors will find our Ordinary shares less attractive because we may rely on these exemptions. If some investors find the Ordinary shares less attractive as a result, there may be a less active trading market for the Ordinary shares and the price of the Ordinary shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the effectiveness of this registration statement occurs.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, such as U.S. and Australian laws and regulations, impose various requirements on public companies (including companies listed on the Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that we will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and our efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on its board of directors, its committees, or as executive officers.
We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in its financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our Ordinary shares.
While we operated as a private company, we had relatively less accounting personnel and other resources to address our internal controls as compared to a typical public company. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. We cannot assure you that the robust internal control and financial reporting requirements we will adopt as the result of being a public company will not lead to the discovery of past or future control deficiencies in our financial reporting. Any failure to identify and remediate past control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.
As a result of the effectiveness of this registration statement, we will become a public company in the United States subject to SOX. Section 404(a) of SOX (“Section 404”) requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. This assessment will need to include disclosure of any material weaknesses identified by our management in its internal controls over financial reporting. In particular, we will be required to furnish a report by management on, among other things, the effectiveness and any material weaknesses of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ended June 30, 2022. However, for as long as we are an “emerging growth company” under the JOBS Act, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of SOX, which would otherwise be applicable beginning with the second annual report following the effectiveness of this registration statement. An independent assessment of the effectiveness of our internal controls by our registered public accounting could detect past or future problems that our management’s assessment might not. Any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation and the trading price of the Ordinary shares may suffer. We may also not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404.
The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we fail to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit our ability to accurately report its results of operations and result in material misstatements in its financial statements, impair our ability to raise revenue, subject us to regulatory scrutiny and sanctions and cause investors to lose confidence in its reported financial information, which in turn could have a negative effect on the business and the trading price of our Ordinary shares. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
We may not pay any cash dividends on the Ordinary shares in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.
We have never declared nor paid cash dividends on Ordinary shares and we currently do not anticipate paying any cash dividends on our Ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future. Investors seeking cash dividends should consider this before purchasing our Ordinary shares.
Upon the effectiveness of this registration statement, we will be an Australian public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in the same similar fashion afforded by incorporation in a U.S. jurisdiction.
We are a public company with limited liability organized under the laws of Australia. Our corporate affairs are governed by our Constitution and the Corporations Act. A further summary of applicable Australian corporations law and our Constitution is contained in this prospectus under “Description of Share Capital and Constitution”. However, there can be no assurance that Australian law will not change in the future or that it will serve to protect investors in the same fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of directors under Australian law may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our board of directors is required by Australian law to act in the best interests of the Company and its shareholders as a whole, including with due observation of the principles of good faith, reasonable care and diligence. See “Description of Share Capital and Constitution—Comparison of Australian Corporate Law and our Constitution and U.S. Corporate Law—Corporate Governance”.
Provisions in our organizational documents or Australian corporate law might delay or prevent acquisition bids for our or other change of control transactions that might be considered favorable.
Under Australian law, various protective measures to prevent change of control transactions are possible and permissible within the boundaries set by Australian corporate law and Australian case law, in particular under Chapter 6 of the Corporations Act and takeovers policy which regulates the takeovers of Australian public companies. Certain provisions of our Constitution may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our Ordinary shares (for example, through the enhanced voting control rights attached to B Class shares and the proportional takeover provisions in the Constitution).
These provisions could make it more difficult or less attractive for a third-party to acquire us or a controlling stake in us, even if the third-party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital and Constitution”.
Acquisitions of shares in the Company may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth).
Under Australian law, certain acquisitions of shares in the Company may be subject to approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth). Typically, such approval will not be required unless a non-Australian person or entity proposes to acquire a substantial interest in 20% or more of the shares in the Company (unless such person or entity is a foreign government investor).
If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.
The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under the laws of Australia and the majority of our directors reside outside the United States. The majority of our assets and those of our directors are located outside the United States. It may not be possible, or may be costly or time consuming, for investors to effect service of process within the United States upon us or our non-U.S. resident directors or executive officers or to collect and enforce judgments obtained against us or our directors and executive office in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There may also be reasons why even if a process within the United States is served upon us or our directors and executive officers, proceedings in the United States are stayed or otherwise do not proceed. This may be in favor of proceedings in Australia or other jurisdictions instead of the United States, or in the absence of any other proceedings.
If a judgment is obtained in a U.S. court against us or our directors you may need to enforce such judgment in jurisdictions where we or the relevant director have assets (which may be outside the U.S.). As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against our assets or the assets of its directors.
There is currently no treaty between the United States and Australia for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically recognized or enforceable in Australia. An Australian court may, subject to compliance with certain procedural and legal requirements, recognize and give effect to the judgment if (generally speaking) you are able to prove in an Australian court: (a) the U.S. Court exercised a jurisdiction (in the relevant sense) recognized by Australian courts; (b) the U.S. judgment is final and conclusive; (c) the identity of the parties is clear; and (d) the U.S. judgment is for a fixed debt. Australian courts may deny the recognition and enforcement of punitive damages or other awards. If an Australian court upholds and regards as conclusive evidence the final judgment of the U.S. court, the Australian court will not generally require a re-litigation on the merits, though there may be other reasons why this becomes necessary which may significantly increase the time and cost of enforcing judgment. An Australian court may also refuse to enforce a U.S. judgment, in which case you may be required to re-litigate any claim before an Australian court.
Similar considerations may apply to other jurisdictions where we or the relevant director has assets which may raise similar difficulties in enforcing a U.S. judgment in those jurisdictions.
Australian insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Australia, we are subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or have assets. These laws may apply in the event any insolvency proceedings or procedures are initiated against us. This includes, among other things any moratorium ordered or declared in respect of any indebtedness of us, any formal demand for us to pay our debts as and when they fall due, any admission by us that we are unable to pay its debts as and when they fall due, any composition or arrangement with creditors, or any corporate action or proceeding in relation to the winding-up, dissolution, deregistration, administration, or reorganization of, or the appointment of an administrator, controller, liquidator, receiver, manager, or other insolvency practitioner to, us.
Insolvency laws in Australia and other jurisdictions may offer our shareholders less protection than they would have under U.S. insolvency laws and may make it more difficult (or even impossible) for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Shareholder liability is, generally speaking, limited to unpaid amount on shares, but there are exceptions which may apply. Liquidators and other external administrators of us may also be entitled to recover any amounts which may be distributed or paid to shareholders for the benefit of creditors. Shareholders may be unlikely to recover any amounts unless and until all creditors are paid in full, which may be unlikely should we become insolvent, or be placed into liquidation or external administration. Shareholders may also be prevented from commencing any court action or proceedings against us and may also be the subject of binding agreement or orders without consent. Any rights shareholders may have against us or our directors may be extinguished through the operation of insolvency laws in particular jurisdictions.
Some claims against directors or other third parties may be for our benefit, which may require permission of local courts to pursue and may also lead to any judgment or award requiring payment to us and in turn to our creditors. It should also be noted that certain creditors may enjoy particular priorities in particular jurisdictions (for example, employees and secured creditors), other creditors may not be entitled to any distribution as a creditor in particular jurisdictions (for example, where a creditor's claim is rejected in the particular jurisdiction), and generally speaking unsecured creditors are paid out evenly in proportion to their claims. This may materially impact any recovery shareholders receive should we become insolvent.
Following the completion of the offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies have experienced significant share price volatility recently. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Risks Related to Taxation
Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital asset transactions for U.S. federal income and foreign tax purposes.
In 2014, the IRS released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property”; (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. In addition, the infrastructure bill that recently passed the Senate would, if enacted, impose various reporting requirements on brokers dealing with digital assets, including cryptocurrencies.
There can be no assurance that the IRS or other foreign tax authorities will not alter its existing position with respect to digital assets in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in the UK published guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and other foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of digital asset and the broader digital assets markets. In addition, the IRS and other foreign tax authorities may disagree with tax positions that we have taken, which could result in increased tax liabilities. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions could impact our business, both domestically and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash, cash-equivalents and digital assets generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the current and anticipated composition of our income, assets and operations and the expected price of our Ordinary shares in this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus titled “Taxation—Certain United States Federal Income Tax Considerations”.
If a United States person is treated as owning at least 10% of our Ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group. If our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFC’s, regardless of whether we are treated as a CFC. Our group currently includes three U.S. subsidiaries. Two of these U.S. subsidiaries (IE US Development Holdings 1 Inc. and IE US Development Holdings 2 Inc.) have been recently incorporated in July 2021. IE US Development Holdings 1 Inc. will be a wholly owned subsidiary of IE US Development Holdings 2 Inc. and will hold land and buildings for future sites in the U.S. The other U.S. subsidiary (IE US 1 Inc.) holds a long term hosting arrangement at a New York site. Our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties.
We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and taxpaying obligations applicable under the controlled foreign corporation rules of the Code. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. shareholders should consult their tax advisors regarding the potential application of these rules to their investment in our Ordinary shares.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business. Changes to the rates of taxes imposed on us or our affiliates, or changes to tax legislation, regulations, policies or practices, generally in any of the jurisdictions in which we or our affiliates operate, may adversely impact our financial position and/or performance and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. In addition, an interpretation of relevant taxation laws by a taxation authority that differs to our interpretation may lead to an increase in our taxation liabilities.

FORWARD-LOOKING STATEMENTS
Many statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business”. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:
•	ability to secure additional power capacity, facilities and sites on commercially reasonable terms;
•	risk that counterparties may terminate, default on or underperform their contractual obligations;
•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield infrastructure projects;
•	ability to maintain relationships with mining pools;
•	expectations regarding availability and pricing of electricity;
•	the availability, suitability and reliability of internet connections at our facilities;
•	Bitcoin price and foreign currency exchange rate fluctuations;
•	Bitcoin network hashrate fluctuations;
•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•	expectations with respect to the useful life and obsolescence of hardware;
•	ability to secure additional hardware on commercially reasonable terms;
•	delays or reductions in the supply of hardware;
•	increases in the costs of procuring hardware;
•	delays, increases in costs or reductions in the supply of other equipment used in our operations;
•
reliability of electricity supply, hardware and electrical and data center infrastructure, including electricity outages and any variance between the actual operating hashrate of our hardware achieved compared to the nameplate hashrate;

•	our ability to operate in an evolving regulatory environment;
•	our ability to successfully execute our growth initiatives, business strategies and operating plans;
•	our ability to successfully operate and maintain our property and infrastructure;
•	reliability and performance our electrical infrastructure compared to expectations;
•	malicious attacks on our property, infrastructure or IT systems;

•	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•	our ability to protect, maintain and enforce our intellectual property rights and other confidential information;
•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•	material costs relating to environmental and health and safety requirements or liabilities;
•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•	any litigation, compliance or enforcement actions brought against us;
•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;
•	any failure of our compliance and risk management methods;
•	regulations around Bitcoin and the Bitcoin mining industry, including regulation on the ability to provide electricity to Bitcoin miners;
•	intellectual property infringement and product liability claims;
•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to facilitate our expansion plans;
•	our ability to attract, motivate and retain senior management and qualified employees;
•	our ability to service our debt obligations;
•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and unexpected regulatory and economic sanctions changes, among other things;

•	climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•	the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response;
•	our ability to remain competitive in a dynamic and rapidly evolving industry;
•	damage to our brand reputation;
•	the costs of being a public company;
•	any statements of belief and any statements of assumptions underlying any of the foregoing;
•	other factors disclosed in this prospectus; and
•	other factors beyond our control.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $  million (or approximately $  million if the underwriters exercise their option to purchase additional Ordinary shares from us in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $   per Ordinary share.
The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Ordinary shares, and enable access to the public equity markets for our shareholders and us. We intend to use the net proceeds to us from this offering to fund our growth initiatives (including hardware purchases and acquisition and development of data center sites and facilities), and for working capital and general corporate purposes.
If the underwriters exercise in full their option to purchase    additional Ordinary shares, our net proceeds from this offering would increase by approximately $    million. We do not expect that an increase in net proceeds from this offering by this amount would have a material effect on our use of the proceeds from this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per Ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $   million, assuming the number of Ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
Since our incorporation, we have not declared or paid any dividends on our issued share capital. Any determination to pay dividends in the future will be at the discretion of our board and subject to Australian law. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earning, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant. B Class shares do not confer on its holders any right to receive dividends.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of   , 2021 on:
•	an actual basis;
•
a pro forma basis to reflect the issuance of    Ordinary shares upon conversion of the SAFE and convertible notes, at an assumed conversion price of $    , based on (1) an assumed initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and (2) an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021, as described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Liquidity and Capital Resources — Recent Financings”; and

•
a pro forma, as adjusted basis to reflect the pro forma presentation above and the issuance and sale of Ordinary shares in this offering at the assumed initial public offering price of $    per Ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof. See “Use of Proceeds.”

The information in this table below is illustrative only, and our capitalization of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table in conjunction with our unaudited interim consolidated financial statements for the three months ended September 30, 2021 and the related notes included elsewhere in this prospectus and “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus. For the convenience of the reader, we have translated information in the tables below presented in Australian dollars into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was A$1.00 to $0.7228. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
AS OF SEPTEMBER 30, 2021
	ACTUAL		PRO FORMA		PRO FORMA, AS ADJUSTED(1)
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Cash and cash equivalents

Equity
Ordinary shares, no par value; shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; as of , 2021
B Class shares, no par value; 2 shares authorized, 2 shares issued and outstanding, actual; 2 shares authorized, 2 shares issued and outstanding, pro forma; as of , 2021(2)
Reserves
Accumulated losses

Total equity/(deficit)

Total capitalization
(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per Ordinary Share, would increase or decrease the

pro forma, as adjusted amount of each cash and cash equivalents, Ordinary shares and total capitalization by approximately $    million, assuming the number of Ordinary shares offered by us, as set forth on the cover page of this prospectus remains the same after deducting the estimated underwriting discounts and commissions. An increase or decrease of one million shares in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma, as adjusted amount of each cash and cash equivalents, Ordinary shares and total capitalization by approximately $    million, assuming no change in the assumed initial public offering per Ordinary Share and after deducting the estimated underwriting discounts and commissions.
(2)	Two B Class shares issued in October 2021 for A$1.00 per B Class share.
The number of our Ordinary shares to be outstanding after this offering is based on    Ordinary shares outstanding as of   , 2021 and excludes:
•	10,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, at an exercise price of A$1.0001 per share;
•	Ordinary shares issuable upon the exercise of the 2021 Non-Executive Director Options at a weighted average exercise price of per share
•	Ordinary shares issuable upon the exercise of the 2021 Employee Options, at a weighted average exercise price of per share;
•	24,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Long-term Target Options, at an exercise price of US$15.00 per share.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•
an initial public offering price of $   , the midpoint of the estimated price range set forth on the cover page of this prospectus and an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $   average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021;

•	no exercise of the outstanding options described above after , 2021;
•	Ordinary shares issuable upon the conversion of Simple Agreement for Future Equity (“SAFE”) instruments issued on October 28, 2020, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on January 5, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on April 1, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued October , 2021, at a conversion price of US$ per share; and
•	no exercise by the underwriters of their option to purchase up to additional Ordinary shares in this offering.
Further, all information in this prospectus reflects on a retroactive basis a    -to-one share split of our Ordinary shares, which we effectuated on     , 2021 (the “Share Split”). The purpose of the Share Split was to      the per share price of our Ordinary shares to a more customary level for a newly listed company on the   .

DILUTION
If you invest in our Ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Ordinary shares after this offering. Unless otherwise stated, we translated Australian dollar amounts into U.S. dollars in dilution calculations based on the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was A$0.7228 to $1.00.
Dilution is the amount by which the offering price paid by the purchasers of the Ordinary shares in this offering exceeds the pro forma net tangible book value per Ordinary share after the offering. Iris Energy Limited’s pro forma net tangible book value as of September 30, 2021, was $   million, or $   per Ordinary share. Pro forma net tangible book value per Ordinary share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets and deferred tax assets) and dividing the difference by the number of Ordinary shares deemed to be outstanding after giving effect to the issuance of    Ordinary shares upon conversion of the SAFE and convertible notes, at an assumed conversion price of $    , based on (1) an assumed initial public offering price of $   per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and (2) an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021 (the “Conversion”).
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of our Ordinary shares deemed to be outstanding, after giving effect to (1) the Conversion and (2) this offering and the application of the proceeds from this offering as described in “Use of Proceeds.”
Our pro forma net tangible book value as after this offering would have been approximately $   million, or $   per Ordinary share. This amount represents an immediate increase in pro forma net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $   per share to new investors purchasing Ordinary shares in this offering. We determine dilution by subtracting the pro forma net tangible book value per Ordinary share after this offering from the amount of cash that a new investor paid for an Ordinary share.
The following table illustrates this dilution:
Assumed initial public offering price per Ordinary share	$
Pro forma net tangible book value (deficit) per Ordinary share as of September 30, 2021, before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value (deficit) per Ordinary share after this offering	$
Dilution per Ordinary share to new investors in this offering	$
A $1.00 increase (decrease) in the assumed initial public offering price of $   per Ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per Ordinary share after this offering by approximately $   million, and dilution in pro forma net tangible book value (deficit) per Ordinary share to new investors by approximately $   assuming that the number of Ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of our Ordinary shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $   and increase or decrease, as applicable, the dilution to investors purchasing Ordinary shares in this offering by $   per share, assuming the assumed initial public offering price of $   per Ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional Ordinary shares, the pro forma net tangible book value (deficit) after the offering would be $   per share, the increase in pro forma net tangible

book value per share to existing stockholders would be $   per share and the dilution in pro forma net tangible book value to new investors would be $   per share, in each case assuming an initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as September 30, 2021, after giving effect to the Conversion and this offering, the number of Ordinary shares purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders		%	$	%	$
New investors
Total		100%		$100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $   million, assuming the number of Ordinary shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional Ordinary shares. In addition, the discussion and tables above exclude B Class shares, as the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The number of our Ordinary shares outstanding after this offering as shown in the tables above is based on the number of Ordinary shares outstanding as of September 30, 2021, after giving effect to the Conversion and this offering, and excludes:
•	10,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, at an exercise price of A$1.0001 per share;
•	Ordinary shares issuable upon the exercise of the 2021 Non-Executive Director Options at a weighted average exercise price of per share
•	Ordinary shares issuable upon the exercise of the 2021 Employee Options, at a weighted average exercise price of per share;
•	24,000,000 Ordinary shares issuable upon the exercise of the 2021 Executive Director Long-term Target Options, at an exercise price of US$15.00 per share.
If the underwriters exercise in full their option to purchase additional Ordinary shares, the number of shares held by new investors will increase to    , or approximately   % of the total number of our Ordinary shares outstanding after this offering.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
We are a public company incorporated under the laws of Australia with limited liability. Some or all of our directors may be non-residents of the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible or practicable for you to:
•	effect service of process within the United States upon our non-U.S. resident directors or on us;
•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.
You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws. Australia has developed a different body of securities laws as compared to the United States and may provide protections for investors to a lesser extent.
It may be difficult (or impossible in some circumstances) for Australian companies to commence court action or proceedings before the federal courts of the United States or other jurisdiction in which it conducts business or has assets. This may make it difficult for us to recover amounts we are owed and to generally enforce our rights, which may have an adverse impact on our operations and financial standing. Even where we are able to enforce our rights, this may be costly and/or time consuming, risky, and may not guarantee recovery, which in turn may have an adverse impact on our operations and financial standing.
There are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.
The disclosures in this section are not based on the opinion of counsel.
We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and sections of this prospectus, including “Special Note regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.
Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2021” relate to the year ended June 30, 2021.
For the convenience of the reader, we have translated information in the tables below presented in Australian dollars into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30,2021, which was A$1.00 to $0.7496. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian proprietary company (ACN 629 842 799). On October 7, 2021, we converted into a public company named “Iris Energy Limited” under Australian law.
We are a Bitcoin mining company. We build, own and operate data center and electrical infrastructure for the mining of Bitcoin primarily powered by renewable energy.
We target entry into regions where there are low-cost, abundant and attractive renewable energy sources. In January 2020, we acquired our first site in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is connected to the BC Hydro electricity transmission network (69 kV grid-connection) on which the electricity, as of 2021, was 98% sourced from clean or renewable sources. The data center site, which has been operating since 2019, has approximately 30 MW of capacity and operating hashrate capacity of approximately 0.7 EH/s, as of October 1, 2021.
In addition to our first site in BC, as of September 30, 2021, we have conditional and unconditional rights to a number of sites across BC, Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities. These sites are anticipated to support our operating and contracted nameplate hashrate capacity of 15.2 EH/s, equating to approximately 530 MW of data center capacity when online and fully operational.
Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) and exchanging these Bitcoin for currencies such as USD or CAD on a daily basis.
As of September 30, 2021, we have entered into binding hardware purchase contracts with Bitmain Technologies Limited, a leading producer of Bitcoin mining hardware, to acquire the latest-generation miners, Antminer S19j and Antminer S19j Pro, with an aggregate nameplate hashrate capacity of 14.5 EH/s and deliveries commencing in October 2021 and ending in September 2023, which is expected to increase our operating and contracted nameplate hashrate capacity to 15.2 EH/s and result in an average nameplate hardware efficiency of approximately 30 W/TH.
As of September 30, 2021, we have estimated remaining commitments (includes shipping and provincial sales tax) totaling US$533.0 million, payable in installments from October 2021 until October 2023. For further information regarding these commitments, please refer to the section of this prospectus titled “—Liquidity and Capital Resources—Capital Commitments.”

We have been mining Bitcoin since 2019. We liquidate all the Bitcoin we have mined and therefore do not have any Bitcoin held on our balance sheet as of September 30, 2021. Our cash and cash equivalents were US$85.7 million (A$118.6 million) as of September 30, 2021. Our total revenue was US$10.4 million (A$14.3 million) for the three months ended September 30, 2021, representing growth of approximately 1,177 % over US$0.8 million (A$1.1 million) for the three months ended September 30, 2020. We generated a loss after income tax expense of US$490.6 million (A$678.7 million) and US$0.4 million (A$0.5 million) for the three months ended September 30, 2021 and 2020, respectively. We generated EBITDA of US$6.0 million (A$8.3 million) for the three months ended September 30, 2021. We generated an EBITDA loss of US$0.02 million (A$0.03 million) for the three months ended September 30, 2020. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to loss after income tax expense, see “Summary of Historical Consolidated Financial and Non-IFRS Measures.”
Factors Affecting Our Performance
Market Value of Bitcoin
We derive substantially all of our revenues from Bitcoin mining. While we currently liquidate mined Bitcoins on a daily basis, our operating and financial results are tied to fluctuations in the value of Bitcoin. In periods of rising Bitcoin price, we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments.
As Bitcoin price increases, additional mining machines are deployed by miners, leading to increased hashrate in the overall network. Because the number of blocks mined are relatively fixed over time, increased hashrate increases mining difficulty and adversely affects our revenue and margins. Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoins on July 9, 2016 at block 420,000, and cut in half yet again to 6.25 on May 11, 2020 at block 630,000. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125). These adjustments have had and will continue to have material effects on our operating and financial results.
While the supply of Bitcoin is capped, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this prospectus, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. Further, a large portion of Bitcoins are currently held in a concentrated number of wallets by so-called “whales” and they can disrupt market order and cause fluctuations in Bitcoin price.
As noted, there are various factors at play that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business. See “Risk Factors — Risks Related to Bitcoin Mining.”
Efficiency of Mining Machines
The Bitcoin mining industry is ushering in an era of digital gold rush. To mine Bitcoins more efficiently and profitably, miners are racing to secure the best mining technology, the largest mining capacity, and the cheapest source of energy. As mining capacity increases, we will have to correspondingly increase our own mining capacity relative to the overall network—all else being equal—to maintain the same amount of revenue.
While we are focused on expanding our capacity, we are also committed to mining sustainably and efficiently with an eye towards return on investments. The majority of our historical capital expenditures have been directed to acquiring the latest-generation miners including Antminer S19j and Antminer S19j Pro, which feature industry-leading efficiency.
In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality. To maintain our competitive edge over the long term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

We believe that we will continue to operate one of the most efficient mining machine fleets in the global market as we maintain and upgrade our miners when practical to do so, but our operating and financial results will fluctuate not only based on what we do but also based on what our peers do.
Ability to Secure Low-Cost Renewable Power
Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. We believe the combination of factors, including the increasing difficulty of the network driven by more miners and higher hashrates and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long term.
Competitive Environment
Bitcoin is mined all over the world. We compete with a variety of miners, including individual hobbyists, mining pools and public and private companies of all shapes and sizes. These miners come in all flavors and forms, including those that mine within certain jurisdictions or have a global footprint, those that mine with renewable sources or otherwise, those that are vertically integrated or have an edge in certain portions of the value chain, those that governments or cross-border organizations back, etc. We believe that as Bitcoin price increases, the market will inevitably draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry.
Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the three months ended September 30, 2021 and 2020, include:
	THREE MONTHS ENDED SEPT 30,
	2021	2020
	(US$ thousands)	(US$ thousands)
	UNAUDITED
EBITDA	6,028	(20)
Adjusted EBITDA	7,884	98
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the fiscal years ended June 30, 2021 and 2020:
	YEAR ENDED JUNE 30,
	2021	2020
	(US$ thousands)	(US$ thousands)
	UNAUDITED
EBITDA	3,119	(1,353)
Adjusted EBITDA	3,887	(1,164)
EBITDA
EBITDA excludes interest income, finance expense, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. As a capital intensive business, EBITDA removes the cost of depreciation of mining hardware and other assets. This metric allows us to monitor the liquidity of our business on a current basis and we believe it provides a useful metric for comparing our performance to those of similar companies. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to profit/(loss) after income tax expense, determined in accordance with IFRS. See “Summary of Historical Consolidated Financial and Non-IFRS Measures.”
Adjusted EBITDA
Adjusted EBITDA is EBITDA excluding share-based payments expense. This metric allows us to monitor the liquidity of our business on a current basis and removes share-based payments expense, which does not impact our liquidity. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to profit/(loss) after income tax expense, determined in accordance with IFRS. See “Summary of Historical Consolidated Financial and Non-IFRS Measures.”
Components of our Results of Operations
Bitcoin mining revenue
Our revenues primarily consist of Bitcoin that we mine and liquidate daily. We have entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In certain mining pools, which we have participated in during the year ended 30 June 2020, the amount of reward for computing power depends on the pool’s success in mining blocks. In this type of pool, the total Bitcoin mined by the pool is distributed daily to the pool participant’s, net of mining pool fees. In other pools, which we participated in during the years ended 30 June 2020 and 30 June 2021, we are not directly exposed to the pool's success in mining blocks. We are rewarded in Bitcoin for the hashrate we contribute to these mining pools. The reward for the hashrate contributed is based on the current network difficulty and global daily revenues from transaction fees, less pool fees.
The revenue recognition policy applied is consistent irrespective of which type of mining pool used. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into our exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees is reflected in the quantity of Bitcoin received by us and recorded as a reduction in Bitcoin mining revenue.
Other income
Other income includes COVID-19 related wage subsidies received, insurance recoveries from a fire to an adjacent building at our Canal Flats site in British Columbia, Canada in 2020 and proceeds from the issuance of options to our Executive Directors.
Expenses
Our expenses are characterized by the nature of the expense, with the main expense categories set out below.
Depreciation and amortization
We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to A$nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years and plant and equipment is depreciated over 3-7 years depending on the expected life of the underlying asset
Electricity charges
Electricity charges primarily consists of the cost of electricity provided by BC Hydro to power our data center sites in British Columbia, Canada.
Employee benefits expense
Employee benefits expense represents salary and other employee costs, including superannuation and associated employee taxes.
Share-based payments expense
Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to management and Executive Officers. These arrangements include both loan-funded share arrangements granted to management and options granted to Executive Officers.

Impairment of assets
Impairment of assets represents impairment expense recorded on older-generation mining hardware. Impairment expense also resulted from damage to a site building resulting from a fire at an adjacent building at our Canal Flats site in British Columbia, Canada which occurred in 2020. Insurance proceeds were recovered in relation to this damage.
Loss on disposal of assets
Loss on disposal of assets represents a loss recorded on disposal of older-generation mining hardware.
Professional fees
Professional fees represent legal fees, audit fees, broker fees and fees paid to other regulatory advisors. We expect these fees to increase substantially as we incur the costs of operating a public company in the United States, including increases in audit and legal fees.
Other expenses
Other expenses represent office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business. In future, we expect or other expenses to increase substantially as we incur the costs of operating a public company, including increased director and officer insurance costs.
Finance expense
Finance expense consists primarily of interest expense on mining hardware financing arrangements, interest expense on hybrid financial instruments, fair value loss on embedded derivatives and amortization of capitalized borrowing costs. The interest expense recorded on hybrid financial instruments relates to the two convertible notes issued in 2021. The fair value loss on embedded derivatives relates to embedded derivatives recognized on issuance of our SAFE and convertible note instruments during the year ended 30 June 2021. Each of the SAFE, Convertible notes and embedded derivatives will convert to equity on listing of the Company (if not already converted beforehand).
Interest income
Interest income includes interest generated on short-term deposits.
Foreign exchange gain/(loss)
Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.
Income tax expense
We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. We expect to incur a tax liability in Australia for the taxable income generated for the year ended June 30, 2021, in excess of available prior year tax losses. We expect to incur tax liabilities in Canada and the United States in the future, once our mining sites are fully operational, and, to the extent we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.

Results of Operations
The following table summarizes our results of operation, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the periods presented.
	THREE MONTHS ENDED SEPT 30,
	UNAUDITED
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Revenue
Bitcoin mining revenue	10,371	14,348	812	1,123
Other income	—	—	429	593
Expenses
Depreciation and amortization	(712)	(985)	(321)	(444)
Electricity charges	(1,587)	(2,196)	(569)	(787)
Employee benefits expense	(1,169)	(1,618)	(296)	(409)
Share-based payments expense	(1,856)	(2,568)	(118)	(163)
Impairment of assets	(353)	(488)	(73)	(101)
Loss on disposal of assets	—	—	(195)	(270)
Professional fees	(1,032)	(1,428)	(74)	(102)
Other expenses	(1,041)	(1,440)	(82)	(114)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	2,621	3,625	(487)	(674)
Finance expense	(492,812)	(681,810)	(43)	(60)
Interest income	—	—	1	1
Foreign exchange gain/(loss)	2,695	3,729	146	202
Loss before income tax expense	(487,496)	(674,456)	(383)	(531)
Income tax expense	(3,085)	(4,268)	—	—
Loss after income tax expense for the period	(490,581)	(678,724)	(383)	(531)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	480	664	(436)	(603)
Other comprehensive income/(loss) for the period, net of tax	480	664	(436)	(603)
Total comprehensive loss for the period	(490,101)	(678,060)	(819)	(1,134)
	YEAR ENDED JUNE 30,
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Revenue
Bitcoin mining revenue	7,540	10,432	2,356	3,260
Other income	578	800	17	23
Expenses
Depreciation and amortization	(1,212)	(1,677)	(822)	(1,137)
Electricity charges	(2,559)	(3,541)	(1,417)	(1,961)
Employee benefits expense	(2,126)	(2,942)	(994)	(1,375)
Share-based payments expense	(768)	(1,063)	(189)	(261)
Impairment of assets	(409)	(566)	—	—
Loss on disposal of assets	(195)	(270)	—	—
Professional fees	(937)	(1,297)	(557)	(770)
Other expenses	(447)	(619)	(196)	(271)

	YEAR ENDED JUNE 30,
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Loss before interest, foreign exchange gain/(loss) and income tax	(535)	(743)	(1,802)	(2,492)
Finance expense	(58,926)	(81,524)	(112)	(155)
Interest income	6	8	3	4
Foreign exchange gain/(loss)	2,442	3,379	(374)	(518)
Loss before income tax expense	(57,013)	(78,880)	(2,285)	(3,161)
Income tax expense	(1,195)	(1,653)	—	—
Loss after income tax expense for the year	(58,208)	(80,533)	(2,285)	(3,161)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	615	851	(175)	(242)
Other comprehensive income/(loss) for the year, net of tax	615	851	(175)	(242)
Total comprehensive loss for the year	(57,593)	(79,682)	(2,460)	(3,403)
Comparison of the three months ended September 30, 2021 and 2020
Revenue
Bitcoin mining revenue
Our Bitcoin mining revenue for the three months ended September 30, 2021 and June 30, 2020, were A$14,348 thousand and A$1,123 thousand, respectively. This revenue was generated from the mining and sale of 241.43 and 64.26 Bitcoin during the three months ended September 30, 2021 and September 30, 2020, respectively. Of the A$13,225 thousand increase in revenue, A$10,129 thousand was attributable to the increase in Bitcoin prices during the three months ended September 30, 2021. The remaining increase of A$3,096 thousand can be attributed to the 177.17 additional Bitcoin mined and sold during the three months ended September 30, 2021 (applying average revenue per Bitcoin mined during the three months ended September 30, 2020).
Other income
Our other income for the three months ended September 30, 2021 and September 30, 2020 were nil and A$593 thousand, respectively. Other income generated during the three months ended September 30, 2020 comprised of non-recurring insurance proceeds and COVID-19 related wage subsidies received.
Expenses
Depreciation and amortization
Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the three months ended September 30, 2021 and September 30, 2020 were A$985 thousand and A$444 thousand, respectively. This increase was primarily due to the installation of additional bitcoin mining hardware in British Columbia, Canada.
Electricity charges
The electricity charges for the three months ended September 30, 2021 and September 30, 2020 were A$2,196 thousand and A$787 thousand, respectively. This increase was primarily due to increase in the operations in British Columbia, Canada, which increased to 29,970 megawatt-hours (“MWh”) for the three months ended September 30, 2021, from 11,792 MWh for the three months ended September 30, 2020.
Employee benefits expenses
Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the three months ended September 30, 2021 and September 30,

2020 were A$1,618 thousand and A$409 thousand, respectively. The increase was primarily due to the rise in the employee and contractor headcount, which was related to the expansion of business operations.
Share-based payments expense
Share-based payments expense for the three months ended September 30, 2021 and September 30, 2020 were A$2,568 thousand and A$163 thousand, respectively. The increase was primarily due to amortization from newly established share-based compensation plans.
Impairment of assets
Impairment of assets for the three months ended September 30, 2021 and September 30, 2020 were A$488 thousand and A$101 thousand, respectively. The increase was primarily due to the impairment of a prepaid hosting fee right-of-use asset for a legacy facility based in the United States, as we redirect our focus to executing our strategy to build, own and operate data centers.
Loss on disposal of assets
Loss on disposal of assets for the three months ended September 30, 2021 and September 30, 2020 were nil and A$270 thousand and nil, respectively. This loss related to the disposal of mining hardware to arm’s length parties.
Professional fees
Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the three months ended September 30, 2021 and September 30, 2020 were A$1,428 thousand and A$102 thousand, respectively. The increase was primarily related to advice sought from professionals due to the expansion of business operations and the proposed initial public offering. We expect these fees to increase substantially in the future as we incur the costs of operating as a public company in the United States, including increases in audit fees and legal fees.
Other expenses
Other expenses for the three months ended September 30, 2021 and September 30, 2020 were A$1,440 thousand and A$114 thousand respectively. The increase primarily related to the expansion of the business operations and includes expenses related to office rent, insurance, marketing, travel, site expenses which includes repairs and maintenance, donations and general business expenses required to operate the business. During the three months ended September 30, 2021, we made a donation of A$0.6 million to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in British Columbia, Canada.
Finance expense
Finance expense for the three months ended September 30, 2021 and September 30, 2020 were A$681,810 thousand and A$60 thousand, respectively. The increase was primarily relating to the fair value loss largely from the appreciation of the implied Iris Energy share price on the embedded derivatives relating to various hybrid financial instruments, including the Simple Agreement of Future Equity (“SAFE”) instrument issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.
Interest income
Interest income for the three months ended September 30, 2021 and September 30, 2020 were nil and A$1 thousand, respectively. The increase was primarily relating to interest income relating to cash at bank.
Foreign exchange gains/(loss)
Foreign exchange gains/(loss) for the three months ended September 30, 2021 and September 30, 2020 was a gain of A$3,729 thousand and a gain of A$202 thousand, respectively. We use the Australian dollar as our functional currency; however, our subsidiaries use the Canadian dollar, Australian dollar, or the U.S. dollar.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
Income tax expense
Income tax expense for the three months ended September 30, 2021 and September 30, 2020 was an expense of A$4,268 thousand and nil, respectively. This income tax expense primarily relates to the Iris Energy’s Australian operations and the recognition of deferred tax balances.
Loss after income tax expense for the period
The loss after income tax expense for the three months ended September 30, 2021 and September 30, 2020 was A$674,456 thousand and A$531 thousand, respectively. The increased loss is mostly attributable to the fair value loss on the embedded derivatives relating to various financial instruments, including the Simple Agreement of Future Equity (“SAFE”) instrument issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.
Comparison of the year ended June 30, 2021 and 2020
Revenue
Bitcoin mining revenue
Our Bitcoin mining revenue for the year ended June 30, 2021 and June 30, 2020, were A$10,432 thousand and A$3,260 thousand, respectively. This revenue was generated from the mining and sale of 268.41 and 264.02 Bitcoin during the year ended June 30, 2021 and June 30, 2020, respectively. Of the A$7,172 thousand increase in revenue, A$7,118 thousand was attributable to the increase in Bitcoin prices during the year ended June 30, 2021. The remaining increase of A$54 thousand can be attributed to the 4.39 additional Bitcoin mined and sold during the year ended June 30, 2021 (applying average revenue per Bitcoin mined during the year ended June 30, 2020).
Other income
Our other income for the year ended June 30, 2021 and June 30, 2020 were A$800 thousand and A$23 thousand, respectively. The increase in other income was attributable to insurance proceeds of A$542 thousand relating to a building fire at an adjacent property at our site in British Columbia, Canada, Australian government grants of A$225 thousand relating to COVID-19 and proceeds from the issuance of options to Executive Directors of A$10 thousand.
Expenses
Depreciation and amortization
Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the year ended June 30, 2021 and June 30, 2020 were A$1,677 thousand and A$1,137 thousand, respectively. This increase was primarily due to the installation of bitcoin mining hardware in British Columbia, Canada.
Electricity charges
The electricity charges for the year ended June 30, 2021 and June 30, 2020 were A$3,541 thousand and A$1,961 thousand, respectively. This increase was primarily due to increase in the operations in British Columbia, Canada, which increased to 53,585 megawatt-hours (“MWh”) for the year ended June 30, 2021, from 25,774 MWh for the year ended June 30, 2020.
Employee benefits expenses
Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the year ended June 30, 2021 and June 30, 2020 were A$2,942 thousand and A$1,375 thousand, respectively. The increase was primarily due to the rise in the employee and contractor headcount, which was related to the expansion of business operations.

Share-based payments expense
Share-based payments expense for the year ended June 30, 2021 and June 30, 2020 were A$1,063 thousand and A$261 thousand, respectively. The increase was primarily due to newly established Executive Director Liquidity and Price Target Options issued to Daniel and William Roberts in January 2021.
Impairment of assets
Impairment of assets for the year ended June 30, 2021 and June 30, 2020 were A$566 thousand and nil, respectively. This impairment was due to a partial write-down of older less efficient bitcoin mining hardware.
Loss on disposal of assets
Loss on disposal of assets for the year ended June 30, 2021 and June 30, 2020 were A$270 thousand and nil, respectively. This loss related to the disposal of mining hardware to arm’s length parties.
Professional fees
Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the year ended June 30, 2021 and June 30, 2020 were A$1,297 thousand and A$770 thousand, respectively. The increase was primarily related to advice sought from professionals due to the expansion of business operations.
Other expenses
Other expenses for the year ended June 30, 2021 and June 30, 2020 were A$619 thousand and A$271 thousand respectively. The increase primarily related to office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business. The increase was due to the expansion of business operations.
Finance expense
Finance expense for the year ended June 30, 2021 and June 30, 2020 were A$81,524 thousand and A$155 thousand, respectively. The increase was primarily relating to the fair value loss largely from the appreciation of the implied Iris Energy share price on the embedded derivatives relating to various hybrid financial instruments, including the Simple Agreement of Future Equity (“SAFE”) instrument issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.
Interest income
Interest income for the year ended June 30, 2021 and June 30, 2020 were A$8 thousand and A$4 thousand, respectively. The increase was primarily relating to interest income relating to cash at bank.
Foreign exchange gains/(loss)
Foreign exchange gains/(loss) for the year ended June 30, 2021 and June 30, 2020 was a gain of A$3,379 thousand and a loss of A$518 thousand, respectively. We use the Australian dollar as our functional currency; however, our subsidiaries use the Canadian dollar, Australian dollar, or the U.S. dollar.
Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
Income tax expense
Income tax expense for the year ended June 30, 2021 and June 30, 2020 was an expense of A$1,653 thousand and nil, respectively. This income tax expense primarily relates to the Iris Energy’s Australian operations and the recognition of deferred tax balances.

Loss after income tax expense for the year
The loss after income tax expense for the year ended June 30, 2021 and June 30, 2020 was A$80,533 thousand and A$3,161 thousand, respectively. The increased loss is mostly attributable to the fair value loss on the embedded derivatives relating to various financial instruments, including the Simple Agreement of Future Equity (“SAFE”) instrument issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.
Liquidity and Capital Resources
We have primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on our business plan’s initial stages. For example, on October 8, 2021, we issued convertible notes, for an aggregate amount of US$111.5 million. The convertible notes have a face value of US$1.00 per note, an annual interest rate of 12% and mature on October 8, 2022, unless earlier converted.
As of September 30, 2021, we have estimated mining hardware commitments (including shipping and provincial sales tax) totaling US$533.0 million, payable in installments from October 2021 until October 2023. If we fail to pay the mining hardware commitments as and when they become due (and we fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the delivery of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. We may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. To the extent we are unable to make our payments due under our hardware purchase agreements in full and on time, we risk not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce our nameplate hashrate capacity and have a material impact on our business, prospects, financial condition and operating results.
Part of the additional capital raised through the convertible notes issued on October 8, 2021, will go towards funding part of our mining hardware commitments. Even with the successful closing of this private raising, we may seek to raise capital through alternative sources, such as the initial public offering to which this prospectus relates, an additional private raising of equity or debt securities or traditional or non-traditional credit type facilities. However, we have to date not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us on acceptable terms, if at all, which could impair our growth and adversely affect our existing operations and our ability to meet our capital commitments.
Our ability to continue to fund our existing operations and mining hardware commitments depends on our ability to maintain sustained positive free cash flow, convert our various tranches of convertible notes into equity as and when they are due for conversion as well as raise additional capital (either as equity or debt) to execute on our growth plan.
If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Ordinary shares could decline. Furthermore, if we engage in debt financing, the debt holders would likely have priority over our shareholders, on the order of payment preference.
We estimate that our cash flows from operating activities will be positive for at least the next 12 months. In the absence of raising additional capital, whether through this public offering or an alternative source of financing, our cash and cash equivalents of US$85.7 million (A$118.6 million) as of September 30, 2021 together with our estimated cash flows from operating activities should be sufficient to fund our contracted hardware commitments and growth infrastructure capital expenditures until February 2022. See “Risk Factors—Risks Related to Our Business” for potential risks that may affect this estimate.

Recent Financings
See below for a summary of our recent financings (“Recent Financings”):
•	Ordinary shares issuable upon the conversion of Simple Agreement for Future Equity (“SAFE”) instruments issued on October 28, 2020, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on January 5, 2021, at a conversion price of per share;
•	Ordinary shares issuable upon the conversion of convertible notes issued on April 1, 2021, at a conversion price of per share; and
•	Ordinary shares issuable upon the conversion of convertible notes issued on October 8, 2021, at a conversion price of US$ per share.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•
an initial public offering price of $  , the midpoint of the estimated price range set forth on the cover page of this prospectus and an assumed average Bitcoin price for the 30 days immediately preceding and ending on the day prior to the date of effectiveness of this registration statement of $  , based on the average Bitcoin price for the 30 days immediately preceding and ending on     , 2021;

•	no exercise of any outstanding options described in this prospectus after , 2021;
•	Ordinary shares issuable upon conversion of our Recent Financings; and
•	no exercise by the underwriters of their option to purchase up to additional Ordinary shares in this offering.
Further, all information in this prospectus reflects on a retroactive basis a    -to-one share split of our Ordinary shares, which we effectuated on    , 2021 (the “Share Split”). The purpose of the Share Split was to    the per share price of our Ordinary shares to a more customary level for a newly listed company on the   .
Agreements for Miner Equipment Financing
We are party to equipment finance and security agreements pursuant to which an equipment financier has agreed to finance part of the purchase of various miners that have been delivered to us or will be delivered to us. As of September 30, 2021, the aggregate amount of funds borrowed under these loans was A$35.1 million. The loans carry an annual interest rate of 12% and are to repaid through monthly payments of interest and principal through September 2023. The agreements include customary restrictions and outstanding borrowings are secured by the financed mining units purchased with the loans. In connection with one of the agreements, we issued the financier A$223.2 thousand in convertible notes that will mature on January 5, 2022, unless earlier converted into Ordinary shares. In conjunction with another agreement, we issued an amount of convertible notes equivalent to approximately A$3 million to the financier in connection with the recent convertible note capital raise in October 2021.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the periods presented.
	THREE MONTHS ENDED SEPT 30,
	UNAUDITED
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Net cash from/(used) in operating activities	4,830	6,682	123	170
Net cash used in investing activities	(65,139)	(90,121)	(742)	(1,027)
Net cash from financing activities	105,816	146,397	1,600	2,213
Net cash and cash equivalents increase/(decrease)	45,507	62,958	981	1,356
Cash and cash equivalents at the beginning of the period	37,596	52,015	2,059	2,849
Effects of exchange rate changes on cash and cash equivalents	2,590	3,583	24	33
Net cash and cash equivalents at the end of the period	85,693	118,556	3,064	4,238

	YEAR ENDED JUNE 30,
	2021	2021	2020	2020
	(US$ thousands)	(A$ thousands)	(US$ thousands)	(A$ thousands)
Net cash from/(used) in operating activities	1,581	2,188	(1,043)	(1,443)
Net cash used in investing activities	(78,363)	(108,416)	(4,846)	(6,704)
Net cash from financing activities	112,145	155,153	7,883	10,906
Net cash and cash equivalents increase/(decrease)	35,363	48,925	1,994	2,759
Cash and cash equivalents at the beginning of the financial year	2,059	2,849	87	121
Effects of exchange rate changes on cash and cash equivalents	174	241	(22)	(31)
Net cash and cash equivalents at the end of the financial year	37,596	52,015	2,059	2,849
Operating activities
Net cash from/(used in) operating activities was a net cash inflow of A$6,682 thousand for the three months ended September 30, 2021, compared to a net cash inflow of A$170 thousand for the three months ended September 30, 2020. For the three months ended September 30, 2021, there was an increase in the net cash operating inflows due to the expansion of the Bitcoin mining operations.
Net cash from/(used in) operating activities was a net cash inflow of A$2,188 thousand for the year ended June 30, 2021, compared to a net cash outflow of A$1,443 thousand for the year ended June 30, 2020. For the year ended June 30, 2021, there was an increase in the net cash operating inflows due to the expansion of the Bitcoin mining operations.
Investing activities
Net cash used in investing activities was a cash outflow of A$90,121 thousand for the three months ended September 30, 2021, compared to a cash outflow of A$1,027 thousand for the three months ended September 30, 2020. For the three months ended September 30, 2021, the net cash used in investing activities primarily consisted of prepayments of mining hardware that had yet to be delivered.
Net cash used in investing activities was a cash outflow of A$108,416 thousand for the year ended June 30, 2021, compared to a cash outflow of A$6,704 thousand for the year ended June 30, 2020. For the year ended June 30, 2021, the net cash used in investing activities primarily consisted of prepayments of mining hardware that had yet to be delivered.
Financing activities
Net cash from financing activities was a net cash inflow of A$146,397 thousand for the three months ended September 30, 2021, compared to a cash inflow of A$2,213 thousand for the three months ended September 30, 2020. For the three months ended September 30, 2021, the net cash flows from financing activities primarily consisted of the proceeds from the recent convertible note raise announced on August 10, 2021.
Net cash from financing activities was a net cash inflow of A$155,153 thousand for the year ended June 30, 2021, compared to a cash inflow of A$10,906 thousand for the year ended June 30, 2020. For the year ended June 30, 2021, the net cash flows from financing activities primarily consisted of the proceeds from the hybrid financial instruments, consisting of the SAFE instrument issued in October 2020 and the convertible notes issued in January 2021 and April 2021, respectively.

Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2021, and the years which these obligations are due:
(A$ thousands)	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

Non-interest bearing
Trade and other payables	860				860
Interest bearing – fixed rate
Mining hardware finance	24,223	48,509	11,450		84,182

Convertible notes issued January 5, 2021	28,637				28,637
Convertible notes issued April 1, 2021	131,146				131,146
Lease liability	130	142	426	3,523	4,221
Total	184,996	48,651	11,876	3,523	249,046
Capital Commitments
As at September 30, 2021, we had estimated commitments of US$533.0 million (includes estimated shipping and provincial sales tax) which are payable in US dollars and payable in installments from October 2021 to October 2023. These commitments represent long-term purchase contracts in relation to mining hardware which is yet to be delivered.
Of the binding commitments noted above, three agreements are associated with the vast majority of the 14.5 EH/s contracted nameplate capacity. Under each of these three contracts, if we fail to pay the remaining commitments as and when they become due (and we fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the delivery of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. We may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. To the extent we are unable to make our payments due under our hardware purchase agreements in full and on time, we risk not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce our nameplate hashrate capacity and have a material impact on our business, prospects, financial condition and operating results.
Internal Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Accordingly, we will be required to make our first assessment of our internal control over financial reporting and to comply with management certification requirements of Section 404 in our annual report on Form 20-F for the year following our first annual report that is filed with the SEC (subject to any change in the applicable SEC rules).
Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary— Emerging Growth Company Status”.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to fully understand and evaluate our consolidated financial condition and results of our operations. See note 2 and 3 to our audited consolidated financial statements for the year ended June 30, 2021 and for a description of other significant accounting policies. The preparation of our consolidated financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates, we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
Share-based payment transactions
We provide benefits to our employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for Ordinary shares or rights over Ordinary shares (equity-settled transactions).
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations, which take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Company receives the services that entitle the employees to receive payment.
The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity. Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.
Estimation of useful lives of assets
We determine the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. In relation to mining hardware, a useful life of 4 years has been determined.
The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill
We test annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on fair value less costs of disposal calculations. These calculations require the use of macro assumptions (estimated Bitcoin price, global hashrate, average block reward and transaction fees) as well as operational assumptions (hashrate, power consumption, power efficiency, overheads budgets) to derive a valuation and then a sensitivity analysis considering reasonably possible changes in assumptions.
Hybrid financial instruments (embedded derivatives, SAFE and convertible notes)
We have recognized embedded derivatives and SAFE/convertible note liabilities. There is significant judgement in determining the nature of these liabilities and their classification as debt, equity, or hybrid instruments. We have exercised judgement in determining the convertible notes/SAFE instruments be classified as hybrid instruments on the basis that they do not meet the “fixed for fixed” test.
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rate risk.
Market Value of Bitcoin
Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for Bitcoin, which could in turn result in substantial damage to or even the failure of our business.
A 10% increase or decrease in the market value of Bitcoin over the course of the fiscal year ended June 30, 2021, would have increased or decreased our revenue by A$1 million for the year and would have had a material effect on our total revenue as at that date. However, given we sell Bitcoin to generate revenue and cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of Bitcoin would have resulted in increased or decreased total revenue for the year ended June 30, 2021. See “— Factors Affecting our Performance — Market Value of Bitcoin.”
Currency Risk
We present our financial statements in Australian dollars, however, we undertake certain transactions with our subsidiaries or external parties, denominated in U.S. dollars and Canadian dollars. We are exposed to currency risk due to cash, intercompany and other receivables, borrowings and trade and other payables denominated in foreign currency, being primarily the U.S. dollar and the Canadian dollar.
As of June 30, 2021, we had A$62,115 thousand net exposure to the Canadian dollar, primarily in intercompany receivables. An increase or decrease of the Australian dollar to the Canadian dollar exchange rate by 10% would decrease the profit before tax by A$7,057 thousand or increase the profit before tax by A$6,055 thousand, respectively.
As of June 30, 2021, we had A$21,122 thousand net exposure to the U.S. dollar, primarily in cash. An increase or decrease of the Australian dollar to the U.S. dollar exchange rate by 10% would decrease the profit before tax by A$6,645 thousand or increase the profit before tax by A$8,058 thousand, respectively.
As we continue our business expansion, we expect to face continued exposure to exchange rate risk from the Canadian and U.S. dollar.
Price Risk
We are exposed to daily price risk on Bitcoin rewards we generate through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held at the reporting period end.
Credit Risk
We are exposed to counterparty credit risk, from exchanges and mining pools. We mitigate this risk by maintaining relationships with various alternatives and transferring fiat currency to our Australian bank account on a regular basis.
Liquidity Risk
We are exposed to liquidity risk and we are required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. We manage liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. We regularly update cash projections for changes in business and fluctuations in the Bitcoin price.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards and interpretations are issued by the IASB. Unless otherwise discussed, we believe that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on our financial statements.

BUSINESS
Our Company
We are a Bitcoin mining company. We build, own and operate data center and electrical infrastructure for the mining of Bitcoin that are primarily powered by renewable energy.
We target entry into regions where there are low-cost, abundant and attractive renewable energy sources. In January 2020, we acquired our first site in British Columbia, Canada, from PodTech Innovation Inc. and certain of its related parties. This site is connected to the BC Hydro electricity transmission network (69 kV grid-connection) on which the electricity, as of 2021, was 98% sourced from clean or renewable sources. The data center site, which has been operating since 2019, has approximately 30 MW of capacity and operating hashrate capacity of approximately 0.7 EH/s, as of October 1, 2021.
In addition to our first site in BC, as of September 30, 2021, we have conditional and unconditional rights to a number of sites across BC, Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities. These sites are anticipated to support our operating and contracted nameplate hashrate capacity of 15.2 EH/s, equating to approximately 530 MW of data center capacity when online and fully operational.
Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs and exchanging these Bitcoin for currencies such as USD or CAD on a daily basis.
As of September 30, 2021, we have entered into binding hardware purchase contracts with Bitmain Technologies Limited, a leading producer of Bitcoin mining hardware, to acquire the latest-generation miners, Antminer S19j and Antminer S19j Pro, with an aggregate nameplate hashrate capacity of 14.5 EH/s and deliveries commencing in October 2021 and ending in September 2023, which is expected to increase our operating and contracted nameplate hashrate capacity to 15.2 EH/s and result in an average nameplate hardware efficiency of approximately 30 W/TH.
We have been mining Bitcoin since 2019. We liquidate all the Bitcoin we have mined and therefore do not have any Bitcoin held on our balance sheet as of September 30, 2021. Our cash and cash equivalents were US$85.7 million (A$118.6 million) as of September 30, 2021. Our total revenue was US$10.4 million (A$14.3 million) for the three months ended September 30, 2021, representing growth of approximately 1,177% over US$0.8 million (A$1.1 million) for the three months ended September 30, 2020. We generated a loss after income tax expense of US$490.6 million (A$678.7 million) and US$0.4 million (A$0.5 million) for the three months ended September 30, 2021 and 2020, respectively. We generated EBITDA of US$6.0 million (A$8.3 million) for the three months ended September 30, 2021. We generated an EBITDA loss of US$0.02 million (A$0.03 million) for the three months ended September 30, 2020. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to loss after income tax expense, see “Summary of Historical Consolidated Financial and Non-IFRS Measures.”
Bitcoin Mining
Bitcoin is a scarce digital asset that is created and transmitted through the operation of a peer-to-peer network of computers running the Bitcoin software. The Bitcoin network allows people to exchange digital tokens, called Bitcoin, which are recorded on a publicly distributed digital transaction ledger forming the Bitcoin blockchain, which contains the record of every Bitcoin transaction since the inception of Bitcoin. The Bitcoin network is decentralized, meaning no central authority, bank or financial intermediary is required to create, transmit or determine the value of Bitcoin.
Miners earn Bitcoin by validating and verifying Bitcoin transactions, securing transaction blocks and adding those transaction blocks to the Bitcoin blockchain by using ASICs to solve a complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Each unique block can be mined and added to the Bitcoin blockchain by only one miner. Once the miner mines the block, the rest of the network can verify and confirm the block to the blockchain. The successful miner is remunerated with newly minted Bitcoins (known as the “block reward”) and transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million Bitcoins have been mined, which reflects the total fixed supply limit of Bitcoin. The

Bitcoin network’s design regulates supply by only allowing a fixed number of Bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately every four years. As a result of the Bitcoin network’s limitations on mining, it is estimated that the final Bitcoin block reward will occur in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20.5 million Bitcoin will have been mined by the year 2030.
Performance Metrics — Hashrate and Difficulty
In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second”. “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. Blockchain.com estimates that the 7-day average of the aggregate hashrate of the entire Bitcoin network is approximately 140 EH/s, as of September 30, 2021, or 140 x 1018 hashes per second.
An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period.
“Difficulty” is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive Bitcoins from the block reward and transaction fees. An increase in network hashrate will temporarily result in shorter block times as the mining algorithm is solved faster–and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.
Mining Pools
As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool”. Mining pools generally pay out Bitcoin to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs daily variances).
Bitcoin Mining Economics
As of September 30, 2021, a successful Bitcoin miner earns a block reward of 6.25 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoins in approximately mid-2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:
•	a miner’s proportionate share of the total network hashrate;
•	the block reward;

•	the level of global transaction fees;
•	the price of Bitcoin;
•	the power consumption / efficiency of mining equipment;
•	the reliability / efficiency of data center infrastructure;
•	the cost of electricity; and
•	other operating expenses, including employee and general and administrative costs.
As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.
We estimate that the market for Bitcoin mining is approximately $16 billion in 2021. This is calculated based on annualizing the Bitcoin mining revenues for the nine months ended September 30, 2021 of approximately $12 billion, according to Blockchain.com.
Limitations of Other Miners
While the market for Bitcoin mining is large and growing, we believe some other miners may have a combination of the below limitations:
•	Lack contracted mining hardware supply amidst a global semiconductor shortage and industry capacity constraints;
•	Utilize non-renewable energy sources and lack a clear ESG strategy;
•	Lack of mining experience, e.g. use of modified shipping containers and retrofitted warehouses that may be less efficient;
•	Have not been able to vertically integrate and may solely rely on intermediaries for access to power, infrastructure and operations and maintenance; and/or
•	Lack geographical diversification.
Iris Energy Competitive Features
Contracted mining hardware supply
We have entered into binding hardware purchase contracts with Bitmain Technologies Limited with deliveries commencing in October 2021 and ending in September 2023, which is expected to increase our operating and contracted nameplate hashrate capacity to 15.2 EH/s and result in an average nameplate hardware efficiency of approximately 30 W/TH.
We understand certain miners disclose budgeted or expected future hashrate capacities, some of which may not be supported by hardware purchase contracts. We believe that the current global semiconductor shortage and mining hardware manufacturer constraints may potentially result in certain miners not being able to procure mining hardware and meet their hashrate capacity targets. We have not stated any such forecasts and only state our contracted position.
Established renewable energy and community strategy
We believe it is increasingly important that Bitcoin is, and can be, mined and utilized in an environmentally and socially responsible manner.
We are focused on locating our operations in areas with low-cost and excess renewable energy. For example, our current operations in BC are connected to the BC Hydro network, whose electricity was 98% sourced from clean or renewable sources as of 2021.
We believe that this reduces the risk profile of our business through both limiting our exposure to commodity inputs such as gas and coal, as well as carbon pricing policies or other similar mechanisms that may significantly impact the ongoing cost of thermal generation.

In addition, by targeting regions with existing and excess renewable energy supply, we also hope to help reduce social and public policy risks. We believe it is important to support the local communities in which we operate. Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities and establish a social license in the regions in which we operate. Please refer to sections titled “Energy market strategy” and “Regional and Community strategy” for more details.
Seasoned management team with experience in data center development and Bitcoin mining
We believe we are well-positioned to execute our strategy. Our board and management team have an extensive and established track record in financing, developing, building, operating, maintaining and managing large-scale greenfield renewable energy projects, data center development and associated grid connections across North America, Western Europe and Asia-Pacific.
We are building proprietary data centers that continue to be refined through years of research and development to further optimize the operational environment and efficiencies, including stable uptime performance during high and low temperature periods. Additionally, we have been mining Bitcoin since 2019 and have formed strong relationships with leading Bitcoin mining hardware suppliers, including Bitmain Technologies Limited, as well as utility companies such as BC Hydro.
We believe our purpose-built proprietary data centers may provide operational advantages compared to less efficient airflow, cooling and re-heating designs that may be limited in certain modified shipping container or retrofitted warehouses designs.

Long-term security over infrastructure, land and power supply
We have ownership of our electrical infrastructure and data centers, including freehold and long-term leasehold land. This provides us with security and operational control over our assets.
Long-term asset ownership also allows our business to benefit from more sustainable cash flows in comparison with miners that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing.
We also focus on grid-connected power access which again helps to ensure we are able to utilize a reliable, long-term supply of power.
Operations and maintenance
We believe it is important to retain control and operational oversight of our infrastructure, rather than outsourcing to a third-party provider who may not be aligned to our objectives.
As both the owner and operator of our hardware and infrastructure, we are directly incentivized to optimize each component of our value chain. Learnings and efficiency gains can then be applied across our entire portfolio.

In addition, we believe that we are able to identify and respond to operational issues in a more efficient and timely manner than would be the case under an outsourced hosted model. We believe this allows us to maximize operating performance as well as hardware life.
While outsourcing infrastructure and operations and maintenance to third-parties may result in near-term returns and scale, short-term contractual arrangements may result in increased counterparty risk (e.g. potential non-performance, delays and disputes) and renewal risk.
Geographical diversification
We believe that it is prudent to own and operate facilities across several jurisdictions to help mitigate against risks such as regulatory risks, political risks, market risks, counterparty risks, climate change and weather-related events. Accordingly, our current operations and pipeline span across Canada, the U.S. and Asia-Pacific.
We believe that a portfolio of global projects reduces exposure to individual transmission networks, specific regional energy markets and single jurisdictions and help deliver a more durable and resilient business over the long-term.
Energy market strategy
Regulated markets
Our overall energy market strategy is to enter markets where we believe we can provide benefits to the local energy markets and communities. In the case of regulated energy markets (such as BC), we look for regions where the power market is in structural renewable energy oversupply, e.g. excess renewable energy capacity still being built and/or declining industrial and manufacturing demand).
Declining demand and increasing supply in a regulated market means that the regulatory pricing model may have to contemplate raising power prices in order to deliver the required return to the regulated utility provider. See an illustrative regulated pricing formula below:

Without new load entering these markets and providing an additional revenue line to the utility, there may be a risk that power prices paid by incumbent users rise. This then potentially creates a negative spiral where some power users are unable to pay their higher power bill and need to close down. This, in turn, may lead to even more pricing increases which then impacts on another group of power users who can no longer afford the higher power prices.
In this context, we believe that introducing our incremental load to regulated oversupplied renewable energy markets may offer a substantial benefit through bringing additional revenue to the market (helping to support lower power prices for broader energy market participants per the above).
Deregulated markets
We believe many Western deregulated energy markets have been affected by a variety of events over the past decade, including:
•	Declining demand for power:
○	Manufacturing and industrial loads exiting certain markets; and
○	Build out of residential rooftop solar PV lowering net retail demand (often driven by government policy);
•	Increasing supply of power:
○	Substantial build out of intermittent renewables, often driven by government policy in the absence of a market-based price signal; and/or

○	Renewable energy projects face frequent network congestion and curtailment
We believe these market dynamics have created substantial volatility in power prices in some markets where those markets can swing quickly from oversupply to undersupply. In addition, without the system flexibility issue being solved (i.e. load supporting a network of intermittent generation), legacy fossil fuel generators may not be able to be retired in the near term.
We target these volatile markets where, through introducing new, flexible load, our data centers are able to utilize low-cost power during periods of oversupply (e.g. excess intermittent renewable energy) and then reduce energy consumption during certain high price time periods when the market is in undersupply (e.g. solar/wind output is insufficient or during an extreme weather event).
Cost of electricity
The average variable cost of electricity for our current operations is approximately US$0.0398 per kWh, as of September 30, 2021. In addition, we pay a standing monthly charge of approximately US$6.85 per kVA, as of September 30, 2021, assuming full load uptime. We are targeting an average electricity cost of US$0.02-$0.04 per kWh following the development of our expansion sites, with potential to achieve US$0.01-$0.02 per kWh at some of the expansion sites through demand response, ancillary services provision and load management.
Regional and community strategy
Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities.
Establishing a social license in the regions in which we operate is a core focus. For example, we believe we may help stimulate economic activity and employment in regional communities which have been impacted by the decline in traditional industries, such as manufacturing and industrial operations, while helping to position these regions at the forefront of emerging technology-related growth sectors to help provide economic diversification.
We provide funding for local community recreational infrastructure and volunteer groups and also look to partner with schools and educational institutions to develop programs to train maintenance technicians, network specialists and other operations staff. Iris Energy is committed to working with and supporting the communities in which we operate. We also look to partner with and support local First Nations and Indigenous communities where we operate.
Recent initiatives in BC include:
•	funding provided for the Canal Flats Volunteer Fire & First Aid community group;
•	having four Iris Energy employees volunteer with Canal Flats Volunteer Fire Department (including Deputy Chief);
•	providing an annual C$500,000 financial contribution to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in BC; and
•
partnering with the local town of Mackenzie to acquire and develop a parcel of their land, in a region that is experiencing significant hardship and transition due to closure of the pulp and paper industry.

Mining Pool Participation
As part of our mining operations, we contribute our hashrate to a global mining pool (e.g. Antpool), subject to their terms of service. In simple terms, Antpool calculates and pays us our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees. The Bitcoin are transferred to our exchange account on the same day.

Growth Opportunities
Develop existing sites
In addition to our first site in BC, as of September 30, 2021, we have conditional and unconditional rights to a number of sites across BC (e.g. Mackenzie and Prince George), Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities.
Upon development of these sites, we target up to approximately 1 GW of aggregate power capacity, which would support our operating and contracted nameplate hashrate capacity of 15.2 EH/s (approximately 530 MW of data center capacity when online and fully operational), as well as provide capacity for additional future growth.
Add new sites with favorable energy arrangements
We continue to explore additional sites to build our global platform, both within existing markets in Canada, the U.S. and Asia-Pacific and new markets where we believe we can obtain favorable energy arrangements and provide benefits to the local energy markets and communities.
Own, develop and operate renewable generation
We believe there is potential opportunity in the future to build and operate our own renewable generation and energy storage assets to lower our overall cost of power, generate additional revenue streams and support energy markets. We are particularly well-positioned to pursue this opportunity given our management team’s substantial and proven track record in financing, developing, building and managing large-scale greenfield renewable energy projects and associated grid connections.
Leverage potential platform opportunities
While our core infrastructure will be deployed to mine Bitcoin, there may be future potential to diversify our revenues into alternate uses of our platform, including:
•	“green” hydrogen generation, storage and/or fueling infrastructure; and
•	high-performance computing services.
Consider pursuing strategic acquisitions
We may strategically assess acquisition opportunities where we believe such transactions can accelerate our strategic roadmap through horizontal or vertical integration, expanding capacity, or gaining intellectual property that may help strengthen our competitive advantage.
Competition
Competition in the Bitcoin Mining Business
Bitcoin mining operators can range from individual enthusiasts to professional mining operations with dedicated data centers, and miners may organize themselves in mining pools. We compete with other companies that focus all or a portion of their activities on Bitcoin mining activities. At present, information concerning the activities of many of these enterprises is not readily available as most of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information relating to mining pools can be found on “blockchain.com”; however, the reliability of that information and its continued availability cannot be assured.
Several public companies (traded in the U.S. and internationally) compete with us, including:
•	Argo Blockchain PLC.;
•	Bitfarms Technologies Ltd. (f/k/a Blockchain Mining Ltd.);
•	Cipher Mining Inc.;
•	Greenidge Generation Holdings Inc.;
•	Hive Blockchain Technologies Inc.;

•	Hut 8 Mining Corp.;
•	Marathon Digital Holdings, Inc.; and
•	Riot Blockchain, Inc.
The Bitcoin mining industry is a highly competitive and evolving industry and new competitors, or emerging technologies could enter the market and affect our competitiveness in the future.
Company Information
Our principal executive offices are located at Level 21, 60 Margaret Street, Sydney Australia, and our telephone number is +612 7906 8301. We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this prospectus. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in the Ordinary shares.
Facilities and Sites
We hold a freehold interest in a 10-acre site in Canal Flats, British Columbia, Canada, which includes land, data center facilities, an on-site 30 MW electrical substation and ancillary infrastructure (including fiber connectivity), as well as an 11-acre site in Mackenzie, British Columbia, Canada.
In addition to our Canal Flats and Mackenzie sites, we also hold conditional and unconditional rights to a number of sites across BC, Texas (USA) and Asia-Pacific, over which we are currently pursuing development activities. These sites are anticipated to support our operating and contracted nameplate hashrate capacity of 15.2 EH/s, equating to over 530 MW of data center capacity when online and fully operational.
Employees and Human Capital Resources
As of June 30, 2021, we employ 11 employees in Australia in a corporate head office capacity and 28 employees in Canada focused on developing our infrastructure and general operations. We also leverage external service providers to support Canadian operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.
We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.
For further detail see the section titled “Management—Employees”.
Intellectual Property Rights
Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as trade secrets. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. Furthermore, third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit. See “Risk Factors—Risks Related to Intellectual Property”.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we do not believe that we are currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Government Regulation
The laws and regulations applicable to digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, CFTC, SEC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital assets networks, digital assets users and digital assets exchange markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in activities related to digital assets. Depending on the regulatory characterization of the digital assets we mine, the markets for those digital assets in general, and our activities in particular, our business and digital assets operations may be subject to one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of digital assets markets and our digital assets operations. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against digital assets businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total electricity consumption of cryptocurrency-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of cryptocurrency-mining in their respective states.
We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for digital assets that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and digital assets that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services”. Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.
In May 2019, FinCEN issued guidance relating to how the BSA and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Ordinary shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

According to the CFTC, at least some digital assets, including Bitcoin, fall within the definition of a “commodity” under the CEA. Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital assets that do not utilize margin, leverage, or financing. The NFA is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other digital assets derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for digital assets trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital assets, including the markets on which these products trade.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum (as currently offered and sold) are securities under the federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin is not a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital assets is a security in April 2019; however, this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for digital assets, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any digital assets we mine are deemed to be securities, the offer, sale and trading of those digital assets would be subject to the U.S. federal securities laws.
In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain digital assets may be classified as securities in their jurisdictions, and that transactions in such digital assets may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain digital assets mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hashrate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.
State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain digital assets activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain digital assets businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain digital assets activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain digital assets businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level digital assets regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our Ordinary shares or our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
Examples of overlapping, unclear and evolving regulatory requirements outside the U.S. include the following:
In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), digital assets taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular digital assets is highly fact specific. At present, digital assets mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.
Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of digital assets and have taken legislative action directed at certain digital assets. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.
Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between digital assets (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorist financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous cryptocurrency accounts and regulate cryptocurrency-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The EU Fifth Money Laundering Directive has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider.
From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of cryptocurrency-derivatives and exchange traded notes to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in digital assets. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of digital assets, “including the possibility of losing all their money”.
Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in digital assets related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” that would, if enacted, bring substantially all digital assets within the EU regulatory perimeter and impose authorization requirements on firms providing digital assets services. At present, the proposals do not extend to digital assets mining activities, however.
FATF, an independent inter-governmental standard-setting body of which the U.S. is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to a digital asset as a form of “virtual currency,” a digital representation of value that does not have legal tender status.
Environmental, Health and Safety Matters
Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment. In addition, concerns have been raised about the amount of electricity required to secure and maintain digital asset networks. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

MANAGEMENT
The following table provides information regarding the executive officers and board of directors that are expected to be in place upon the effectiveness of this registration statement.
Name	Age	Position
Daniel Roberts	37	Co-Chief Executive Officer
William Roberts	31	Co-Chief Executive Officer
Lindsay Ward	57	President
Joanna Brand	49	General Counsel and Company Secretary
David Shaw	54	Chief Operating Officer
Denis Skrinnikoff	37	Chief Technology Officer
David Bartholomew	60	Chair
Christopher Guzowski	36	Director
Michael Alfred	40	Director
Executive Officers
Daniel Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy. Prior to Iris Energy, Mr. Roberts worked at Palisade Investment Partners, an infrastructure funds management business based in Sydney. Prior to this role, Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts has over 15 years’ experience in the finance, infrastructure and renewables industries. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.
We believe that Mr. Roberts is qualified to serve as a member of our board of directors because of his perspective and experience as our Co-Chief Executive Officer and a co-founder.
William Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy. Prior to Iris Energy, Mr. Roberts worked across accounting & banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. Mr. Roberts has over 10 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.
We believe that Mr. Roberts is qualified to serve as a member of our board of directors because of his perspective and experience as our Co-Chief Executive Officer and a co-founder.
Lindsay Ward has been the President of Iris Energy since October 2021. Mr. Ward has over 35 years’ operational experience in front-line senior business leadership positions as Chief Executive Officer, Managing Director and General Manager in the infrastructure, industrials, energy and resources industries. He also has extensive public and private Non-Executive Director experience and has a strong track record in delivering the highest standards of safety, ESG, operational, cultural, engineering and financial performance in a broad range of industries including renewables, power generation, rail haulage, gas transmission, ports, waste management, logistics, mining, exploration, and mineral processing. Mr. Ward holds a Bachelor of Applied Science (First Class Honours and Institute Medal) from the University of Technology Sydney, a Graduate Diploma of Business Management from Edith Cowan University and is a Fellow of the Australian Institute of Company Directors.
Joanna Brand has been the General Counsel and Company Secretary of Iris Energy since September 2021. Ms. Brand is a senior executive, lawyer and company secretary with 25 years’ experience in corporate governance, capital markets, M&A, infrastructure projects and regulator engagement across multiple jurisdictions and in listed organizations. Ms. Brand was previously General Counsel at ME Bank, Jetstar Airways, Billabong International and Epic Energy, and began her career as a corporate associate in the United States. Ms. Brand holds a Bachelor of Arts, magna cum laude, from Duke University, a Juris Doctor, cum laude, from Harvard Law School and an MBA (Executive) from the Australian Graduate School of Management.
David Shaw has been the Chief Operating Officer of Iris Energy since October 2021. Mr. Shaw is a strategic and operational executive with more than 30 years’ experience working across the energy, utilities and resources sectors in the Asia Pacific and North America. Mr. Shaw has extensive background delivering a portfolio of projects over varied geographies and cultures, and providing safe, reliable operations to process facilities, manufacturing and water treatment plants. He was previously Senior Vice President Operations Asia Pacific East of global engineering firm Wood, delivering multi-million dollar critical services to complex and diverse industries. Mr. Shaw has a degree in Engineering from the University of Melbourne.
Denis Skrinnikoff has been the Chief Technology Officer of Iris Energy since October 2021. Mr. Skrinnikoff is a technologist with more than 15 years’ experience in the cloud and data center service provider space. Mr. Skrinnikoff has an extensive networking background, as well as experience operating and architecting a national fiber network, with a specialty in enterprise architecture. He has been involved in the design, construction and management of tier 3 data centers, acquisitions and mergers, and managing business units in a publicly traded company.
David Bartholomew has served as Iris Energy’s Chair since September 2021. Mr. Bartholomew currently serves as a non-executive director on the boards of Atlas Arteria (ASX:ALX) (global owner and operator of toll roads), Endeavour Energy (a NSW electricity distributor), Power & Water Corporation (the multi-utility owned by the Northern Territory Government) and Keolis Downer (provides public transport operation and maintenance services in Australia). Mr. Bartholomew is also External Independent Chair of the Executive Price Review Steering Committee of AusNet Services (ASX:AST). Mr. Bartholomew’s executive background includes the role of CEO of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation) and Duquesne Light (Pittsburgh USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway) Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.
Christopher Guzowski has served on Iris Energy’s board of directors since 2019. Mr. Guzowski has over 10 years’ international experience in renewable energy project development across Europe & Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski is the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA – Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.
Michael Alfred has served on Iris Energy’s board of directors since October 2021. Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the CEO of New York Digital Investment Group LLC and Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, which he co-founded in January 2018. Mr. Alfred has served as an Advisor to the CEO of Amenify, a real estate technology company, since July 2020, and on the Advisory Board of Outerbridge Capital Management, LLC since December 2019. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the CEO of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC,

a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015; HOHM, Inc., a custom-engineered sleeping pod creator, since December 2016; and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.
Foreign Private Issuer Exemption
As a “foreign private issuer”, as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers. While we intend to follow most Nasdaq corporate governance listing standards, we intend to follow Australian law for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:
•	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors;
•
exemption from quorum requirements applicable to meetings of shareholders under Nasdaq rules. In accordance with generally accepted business practice and Australian law, our Constitution provides quorum requirements that are generally applicable to meetings of shareholders under Australian law;

•
exemption from the Nasdaq corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Board Composition
Our board will consist of five members upon the effectiveness of this registration statement. David Bartholomew is the Chair of the board.
The exact number of members on our board may be modified from time to time exclusively by resolution of our board, subject to the terms of our Constitution. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, or removal.
When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the board to satisfy its oversight responsibilities effectively in light of our business and structure, the board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.
Board Committees
Our board directs the management of our business and affairs as provided by Australian law and conducts its business through meetings of the board and the Audit and Risk Committee. In addition, from time to time, other committees may be established under the direction of the board when necessary or advisable to address specific issues.

The Audit and Risk Committee will operate under a charter that will be approved by our board. A copy of the charter will be available on our website upon the effectiveness of this registration statement.
Audit and Risk Committee
The Audit and Risk Committee, following the effectiveness of this registration statement, will initially consist of Christopher Guzowski (Chair), David Bartholomew and Michael Alfred. The Audit and Risk Committee is responsible for, among its other duties and responsibilities, assisting the board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, risk management systems, the qualifications and independence of our independent registered public accounting firm, the design and implementation of our internal audit function, and the performance of our internal audit function and independent registered public accounting firm.
Our Audit and Risk Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.
The board has determined that David Bartholomew is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq. The board has also determined that David Bartholomew is independent under Rule 10A-3 under the Exchange Act and the standards of the Nasdaq, for purposes of the Audit and Risk Committee.
Rule 10A-3 under the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and Rule 5605(c)(3) of Nasdaq’s listing requirements) within one year of the effectiveness of this registration statement of which the prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of the Audit and Risk Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.
Code of Conduct
The board will adopt a Code of Conduct that applies to all of our directors, officers and employees, including our executive officers. Upon the completion of this offering, a copy of the Code of Conduct will be available on our website. We intend to disclose future amendments to our Code of Conduct on our website or in public filings.
Remuneration
Overview
Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Company performance and tenure at the Company. Our board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board is responsible for determining the appropriate remuneration package for our executive officers and non-executive directors.
Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.
Remuneration of Executive Officers
For the fiscal year ended June 30, 2021, the aggregate cash remuneration paid to our executive officers was A$450,207.
Our executive officers receive fixed compensation as well as long-term incentives. The level of fixed remuneration is set to provide a base level of compensation which is both appropriate to the applicable position and is competitive in the marketplace. Fixed compensation is comprised of base salary and superannuation contribution.

From time to time, our board may approve cash bonuses for our executive officers based on individual performance, company performance or as otherwise determined appropriate. Payments of such bonuses will generally be made in the fiscal year following the year in which they were earned.
We also provide long-term incentives through option grants to align our executive officers with the creation of shareholder wealth. Details of the option grants are provided below.
Remuneration of Non-Executive Directors
For the fiscal year ended June 30, 2021, the aggregate remuneration paid to our non-executive directors was A$84,484, comprising A$4,890 in cash and A$79,594 in the form of Simple Agreement for Future Equity (“SAFE”) instruments. The SAFE instruments will be converted to Ordinary shares prior to the public filing of this registration statement with the SEC.
We also provide long-term incentives through option grants to align our non-executive directors with the creation of shareholder wealth. Details of the option grants are provided below.
2021 Executive Director Liquidity and Price Target Options
On January 20, 2021, our board approved the grant of 5,000,000 options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of A$1.0001.
The options will vest in three tranches following a liquidity event, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the liquidity price or volume weighted average market price (“VWAP”) of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$1.40: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$1.80: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$2.20: 2,000,000 options will vest.
The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (“Distribution”) paid by the Company per Ordinary share as if any vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company’s capital.
To the extent that the public offering will satisfy the share price thresholds for any tranche under the 2021 Executive Director Liquidity and Price Target Options, the share-based compensation expense is estimated to be A$1,875,232 (comprised of total share-based amortization of A$2,060,000 less amortization of A$184,768 for the year ended June 30, 2021). While the IPO may potentially satisfy the share price thresholds for any tranche, under such circumstances, while the options would vest, there would be no requirement for the option holder to exercise the options, and as a consequence, there would be no automatic issuance of Ordinary shares upon effectiveness of the offering which would impact the Company’s pro forma shares outstanding (noting that the exercise period for the options ends in December 2025).
2021 Non-Executive Director Options
On July 28, 2021, our board approved the grant of options to acquire Ordinary shares to David Bartholomew, Christopher Guzowski and Paul Gordon under the Non-Executive Director Option Plan (the “NED Option Plan”). Under the NED Option Plan, 212,766 options were granted to each of David Bartholomew, Christopher Guzowski and Paul Gordon which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by our board. In addition, 85,107 options were granted to each of Christopher Guzowski and Paul Gordon which vested immediately upon issuance in recognition of their two-year service to the Company. The applicable exercise price for all options that were granted under the NED Option Plan is A$2.39. Because Paul Gordon ceased serving as a non-executive director on October 24, 2021, unless otherwise determined by the Board, he will retain a pro-rata portion of the grant of 212,766 options granted to him, based on the number of days he served as a non-executive director from July 28, 2021 through October 24, 2021 divided by the full five year vesting period.
On October 21, 2021, our board approved the grant of options to acquire Ordinary shares to Michael Alfred under the NED Option Plan. Under the NED Option Plan, 71,329 options were granted to Michael Alfred which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by our board. The applicable exercise price for the options that were granted to Michael Alfred under the NED Option Plan is US$7.29.
2021 Employee Options
On July 28, 2021, our board approved the grant of options to acquire 146,444 Ordinary shares with an exercise price of A$2.39 to Joanna Brand (General Counsel and Corporate Secretary) under the Employee Option Plan (the “Employee Option Plan”). On October 20, 2021, our board approved the grant of options to acquire 158,350, 35,969 and 31,670 Ordinary shares with an exercise price of US$7.29 to Lindsay Ward, David Shaw and Denis Skrinnikoff, respectively, under the Employee Option Plan. The options granted to each of Joanna Brand, Lindsay Ward, David Shaw and Denis Skrinnikoff will vest in three equal tranches on the third, fourth and fifth anniversary of each respective employee’s employment commencement date with the Company, subject in each case to the employee’s continued employment on the applicable vesting date.
2021 Executive Director Long-term Target Options
On September 14, 2021, our shareholders approved the grant of 12,000,000 long-term options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of US$15 per option (“Long-term Target Options”).
The Long-term Target Options will vest in four tranches following the closing of this offering, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$74: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$130: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$185: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$370: 3,000,000 Long-term Target Options will vest.
The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per Ordinary share received in such transaction.
The option holder is entitled to receive in its capacity as a holder of the options, a Distribution paid by the Company per Ordinary share as if the vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of Ordinary shares by the Company.

Employment Agreements with Executive Officers
The base salaries and start dates are set out below for each current executive officer. None of these employment agreements or director appointments have termination dates. The base salary under the employment agreements may be increased by our board from time to time.
Officer	Start Date	Base Salary(1)
Daniel Roberts Co-Chief Executive Officer	November 6, 2018	A$375,000 per year
William Roberts Co-Chief Executive Officer	November 6, 2018	A$375,000 per year
(1)	Amounts are inclusive of superannuation contributions and are current as of June 30, 2021.
Daniel Roberts
Daniel Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy. Daniel Roberts also serves as an Executive Director. Daniel Roberts is entitled to receive an annual base salary of A$375,000 (inclusive of superannuation) and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carer’s and compassionate leave). Daniel Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.
William Roberts
William Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy. William Roberts also serves as an Executive Director. William Roberts is entitled to receive an annual base salary of A$375,000 (inclusive of superannuation) and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carer’s and compassionate leave). William Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.
Summary of Remuneration of Non-Executive Directors and Executive Officers
Details of the remuneration of our executive officers and non-executive directors for the fiscal year ended June 30, 2021 are set forth below.
	Salary/Fees(1)	Post- Employment Superannuation	Bonus	Options(2)	All Other Compensation(3)	Total
Executive Officers
Daniel Roberts	A$153,034	A$25,000	A$10,000	A$92,384	—	A$280,418
William Roberts	A$163,527	A$14,507	A$10,000	A$92,384	—	A$280,418
Jason Conroy(4)	A$70,520	A$3,619			A$48,151	A$122,290
Non-Executive Directors
Christopher Guzowski	A$42,242	—	—	—	—	A$42,242
Paul Gordon(5)	A$42,242	—	—	—	—	A$42,242
(1)	For Christopher Guzowski, the remuneration represents A$42,242 in SAFE instruments. For Paul Gordon, the remuneration represents cash consideration of A$4,890 and A$37,352 in SAFE instruments.
(2)
Represents the amortization for the fiscal year ended June 30, 2021 in relation to the 2021 Executive Director Liquidity and Price Target Options issued to William Roberts and Daniel Roberts, as described above. The weighted average fair value of each option for each tranche on the grant date was A$0.21 per Ordinary share. Each of the Executive Directors paid the Company A$5,005 as consideration for the grant of these options.

(3)
Represents the amortization for the fiscal year ended June 30, 2021 in relation to the Ordinary shares issued to Jason Conroy under the Employee Share Plan, funded by a limited recourse loan issued by the Company. The weighted average fair value of each Ordinary share on the grant date was A$2.36 per Ordinary share. In connection with his cessation of employment, on October 14, 2021, 680,852 loan funded Ordinary shares were bought back and cancelled by the Company and the associated loan fully repaid.

(4)
Jason Conroy served as the Chief Executive Officer of the Company from May 10, 2021 until September 23, 2021. In connection with his cessation of employment, Mr. Conroy receives (or may receive) (i) salary continuation payments for six months and, if applicable, (ii) a lump sum payment equal to (x) 0.1% of the net proceeds of this offering (converted to Australian dollars) if this offering is completed on or before December 31, 2021 or (y) 0.07% of the net proceeds of this offering (converted to Australian dollars) if this offering is completed after December 31, 2021 but on or before June 30, 2022. Mr. Conroy is subject to customary confidentiality obligations, a non-competition obligation through June 30, 2022 and a one year post-termination non-solicitation of employees and customers covenant.

(5)	Paul Gordon served on the board of the Company from September 1, 2019 until October 24, 2021.
Details of options held by our executive directors as of June 30, 2021 are set forth below.
	Number of Options	Grant Date	Exercise Price	Percentage Vested	Expiration Date
Daniel Roberts	5,000,000	January 20, 2021	A$1.0001	0%	December 20, 2025
William Roberts	5,000,000	January 20, 2021	A$1.0001	0%	December 20, 2025
As described above, the options will vest in three tranches following a liquidity event, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
Tranche	Number of Options
Tranche A - The share price is equal to or exceeds A$1.40 but less than A$1.80	1,500,000
Tranche B - The share price is equal to or exceeds A$1.80 but less than A$2.20	1,500,000
Tranche C - The share price is equal to or exceeds A$2.20	2,000,000
5,000,000
Incentive Plans
Employee Share Plan
Our board adopted the Employee Share Plan (the “Share Plan”) on July 1, 2020 and our shareholders approved the Share Plan on November 4, 2020.
Issuance of Shares
The Share Plan provides for the issuance of Ordinary shares to eligible persons selected by our board to participate in the Share Plan, subject to such individual accepting the Company’s offer to participate in the Share Plan and delivering a duly completed application deed for the purchase of Ordinary shares together with the total purchase price of such shares to the Company (to be funded in whole or in part by a limited recourse loan from the Company to the eligible person). Ordinary shares already issued under the Share Plan on such date will remain subject to the terms and conditions of the Share Plan.
Exit Event
On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new shares in substitution of some or all of the Ordinary shares issued under the Share Plan on a like for like basis, by a new holding entity in which equity securities are issued in exchange for Ordinary shares issued under the Share Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the Ordinary shares issued under the Share Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back and cancel some or all of the Ordinary shares issued under the Share Plan in exchange for their fair market value; or (3) take any combination of the above. Under the Share Plan, an exit event is generally defined as: (i) an initial public offering of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.

Plan Administration
Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Share Plan and is referred to as the plan administrator herein. Under the Share Plan, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Share Plan, determine the terms and conditions set out in any application deed, including the number of Ordinary shares to be subject to such deed, the purchase price for such Ordinary shares and the disposal restrictions applying to such Ordinary shares, amend any offer related to any Ordinary share before Ordinary shares are issued and determine appropriate procedures, regulations and guidelines for the administration of the Share Plan.
Plan Amendment
Our board has the authority to amend from time to time the Share Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons in respect of Ordinary shares issued prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
Employee Option Plan
Our board adopted the Employee Option Plan on July 28, 2021.
Issuance of Options
The Employee Option Plan provides for the issuance of options to acquire Ordinary shares to eligible persons selected by our board to participate in the Employee Option Plan, subject to such individual accepting the Company’s offer to participate in the Employee Option Plan and delivering a duly completed application deed to apply for the options to the Company.
Exit Event
On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new options in substitution of some or all of the options issued under the Employee Option Plan by a new holding entity in which equity securities are issued in exchange for options issued under the Employee Option Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the options issued under the Employee Option Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back or cancel some or all of the option issued under the Employee Option Plan in exchange for their fair market value; or (3) take the following steps: (a) notify an option holder of the number of options issued under the Employee Option Plan that will vest as a result of the exit event occurring; (b) make appropriate arrangements to ensure that such options and all other outstanding options issued under the Employee Option Plan are able to be exercised on or prior to the exit date; and (c) use reasonable endeavors to ensure that the Ordinary shares issued as a result of the exercise by an option holder of its options issued under the Employee Option Plan at or about the time of an exit event are accorded the same rights and receive the same benefits in relation to the exit event as pre-existing Ordinary shares; or (4) take any combination of the above. Under the Employee Option Plan, an exit event is generally defined as: (i) an initial public offering and/or direct listing of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of the ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.
Plan Administration
Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Employee Option Plan and is referred to as the plan administrator herein. Under the Employee Option, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Employee Option Plan, determine the terms and conditions set out in any application deed, including the number of options to be issued under the Employee Option Plan subject to such deed, the purchase price for such options and the vesting and disposal restrictions applying to such options, amend any offer related to any option to be issued under the Employee Option Plan before such options are issued and determine appropriate procedures, regulations and guidelines for the administration of the Employee Option Plan.
Plan Amendment
Our board has the authority to amend from time to time the Employee Option Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons or option holders in respect of options issued under the Employee Option Plan prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
Employees
We had 25 and 39 employees as of June 30, 2020 and June 30, 2021, respectively.
The following table describes the number of employees by geographic location as of June 30, 2020 and June 30, 2021:
	As of June 30,
Country	2020	2021
Australia	6	11
Canada	19	28
	25	39

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements which are described under “Management—Remuneration” or as described below, since November 6, 2018 (incorporation date), through the date of this prospectus, we did not enter into any transactions with any related parties (as defined in the Corporations Act), being: (i) directors or their spouses, including close members of any such individual’s family; (ii) entities that directly or indirectly, through one or more intermediaries, control us; and (iii) entities controlled by, or acting in concert with, a related party referred to in (i) or (ii).
Directors and Senior Management Compensation
See “Management—Remuneration” for information regarding compensation of our senior management and directors.
Ordinary Share Issuances
During the fiscal year ended June 30, 2021, Jason Conroy, a former executive officer of the Company, purchased 680,852 of our Ordinary shares at fair market value for an aggregate purchase price of A$1,600,002 (via a trust controlled by Mr. Conroy), which purchase was funded by a limited recourse loan provided by Iris Energy for the equivalent amount. Mr. Conroy’s cessation of employment with the Company on September 23, 2021, is a Trigger Event under the Share Plan, and the parties have agreed that the trust will be treated as a Leaver for the purpose of the Share Plan. On October 14, 2021, 680,852 loan funded Ordinary shares were bought back and cancelled by the Company and the associated loan fully repaid.
During the fiscal year ended June 30, 2019, Paul Gordon, a former non-executive director of the Company, had purchased 2,184,802 of our Ordinary shares at fair market value for an aggregate purchase price of A$212,149 as part of two private placements undertaken on an arm's length basis.
During the fiscal year ended June 30, 2019, Polpo Investments Pty Ltd, an entity affiliated with Christopher Guzowski, a non-executive director of the Company, had purchased 833,334 of our Ordinary shares at fair market value for an aggregate purchase price of A$70,323 as part of a private placement undertaken on an arm's length basis.
B Class Share Issuances
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on October 7, 2021. Each B Class share confers on the holder fifteen votes for each Ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company’s shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) the voluntary director retirement of the individual founder associated with the holder; (ii) an unremedied transfer of B Class shares in breach of our Company’s Constitution; (iii) liquidation or winding up of the Company; or (iv) the date which is 12 years after the Ordinary shares are listed on Nasdaq. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
Deed of access, insurance and indemnity
We have entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.
Policies and Procedures for Review of Related Party Transactions
Our board of directors will adopt a written related party transactions policy prior to the completion of the public filing of this registration statement with the SEC. Pursuant to this policy, our Audit and Risk Committee will review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee shall take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.
Additionally, any amounts due under advances or loans that we have entered into with our executive officers have been retired or repaid in full prior to the public filing of this registration statement with the SEC.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our capital shares as of     , 2021 for:
•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary shares or B Class shares;
•	each of member of our board of directors upon the consummation of this offering and each named executive officer; and
•	the members of our board of directors upon the consummation of this offering and our executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of     , 2021. Percentage ownership calculations are based on Ordinary shares outstanding as of     , 2021.
The percentage of Ordinary shares beneficially owned as of the date of effectiveness of this registration statement is based on Ordinary shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional Ordinary shares.
Except as otherwise indicated, all of the shares reflected in the table are Ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
As of September 30, 2021, to our knowledge, there were no issued and outstanding Ordinary shares held by record holders in the United States.
The principal shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the principal shareholders. The business address of each principal shareholder is Level 21, 60 Margaret Street, Sydney, NSW 2000 Australia, unless otherwise indicated below.
Percentage of Total Voting Power
	Ordinary Shares		B Class Shares
Name	Number	Percent	Number	Percent
Daniel Roberts
William Roberts
David Bartholomew
Christopher Guzowski
Michael Alfred
All executive officers and directors

DESCRIPTION OF SHARE CAPITAL AND CONSTITUTION
The following descriptions are summaries of the material terms of our Constitution. Reference is made to the more detailed provisions of the Constitution. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our amended and restated Constitution which is included as an exhibit to this registration statement.
General
Iris Energy was incorporated under the laws of New South Wales, Australia on November 6, 2018, and is an Australian public company (ACN 629 842 799). Our registered address is located at Level 13, 664 Collins Street, Docklands, Victoria, Australia 3008.
We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. As of    , 2021, we have     Ordinary shares issued and outstanding and     B Class shares issued and outstanding. The total number of Ordinary shares assumes that all convertible notes and SAFE instruments on issue by us are converted into an aggregate of     Ordinary shares upon the effectiveness of this registration statement.
Subject to restrictions on the issue of securities in our Constitution and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board determine.
The rights and restrictions attaching to Ordinary shares and B Class shares are derived through a combination of our Constitution, the common law applicable to Australia, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to Ordinary shares and B Class shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.
Ordinary Shares
Our Ordinary shares and B Class shares will have the rights and restrictions described in “Key Provisions in our Constitution”.
Key Provisions in Our Constitution
Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes for the Company. Our Constitution is subject to the terms of the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders (in person or by proxy) entitled to vote on the resolution.
Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders, and is qualified in its entirety by reference to the complete text of our Constitution, a copy of which is an exhibit to the registration statement of which this prospectus is a part.
Interested Directors
A director or that director’s alternate who has a material personal interest in a matter that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter according to our Constitution unless permitted to do so by the Corporations Act, in which case such director may (i) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement; (ii) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement; and (iii) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.
Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered, unless directors who do not have a material personal interest in the relevant matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from voting or being present. In addition, the Corporations Act may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board has the power to raise or borrow money or obtain other financial accommodation for the purposes of the Company, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the Company in any manner and upon any terms and conditions as our board deems appropriate.
Retirement of Directors
Under the Constitution, the minimum number of directors that may comprise the board is 3 and the maximum is fixed by the directors but may not be more than 10 (unless otherwise determined by the board of directors). Directors are elected at annual general meetings of the Company. The directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing directors, who will then hold office until the next annual general meeting of the Company.
Rights and Restrictions on Classes of Shares
The rights attaching to our Ordinary shares are detailed in our Constitution. Our Constitution provides that, subject to the Corporations Act and our Constitution, our directors may issue shares with preferential, deferred or special rights, privileges or conditions or with any restrictions, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to the Corporations Act and our Constitution (see “Anti-Takeover Effects of Certain Provisions of Our Constitution”), we may issue further shares on such terms and conditions as our board of directors resolve.
We may only issue preference shares if the rights attaching to the preference shares relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including Ordinary shares) are set out in our constitution or otherwise approved by special resolution passed at a general meeting.
Dividend Rights
Under the Corporations Act, a company must not pay a dividend unless (a) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and (c) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. Subject to this requirement, our board may from time to time determine to pay and declare dividends to shareholders in accordance with the respective rights and restrictions attached to any share or class of share. Each B Class share does not confer on its holder any right to receive dividends.
All dividends unclaimed for one year after the time for payment has passed may be invested or otherwise made use of by our board for our benefit until claimed or until dealt with under any law relating to unclaimed moneys.
Voting Rights
Voting rights at a general meeting of the Company's shareholders will be determined by poll (rather than a show of hands).
On a poll, holders of Ordinary shares are entitled to one vote for each Ordinary share held and a fraction of a vote for each partly paid share held by the shareholder and in respect.

The holders of B Class shares are entitled to vote at general meetings of shareholders. Each B Class shareholder is entitled on a poll, to 15 votes for each Ordinary share held by the holder of a B Class share.
In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of shareholders in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.
In accordance with the Corporations Act and the provisions of our Constitution, the circumstances in which holders of a class of shares, including holders of Ordinary shares, will be entitled to vote separately as a single class are limited to:
•	voting for a variation of class rights that only affect a single share class;
•	voting for a compromise or arrangement proposed that would affect a certain class of holder, e.g. a plan of arrangement to transfer a class of share to a bidder; and
•	voting in response to a takeover bid for a specific class of shares.
Right to Share in Our Profits
Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends in accordance with the respective rights and restrictions attached to any share or class of share. Our board may from time to time determine to pay dividends to the shareholders. However, any such dividend may only be payable in accordance with the requirements set out in the Corporations Act described above.
Rights to Share in the Surplus in the Event of Winding Up
If the Company is wound up, then subject to any rights or restrictions attached to a class of shares, any surplus must be divided among the Company’s shareholders in the proportions which the amount paid and payable (including amounts credited) on the shares of a shareholder is of the total amount paid and payable (including amounts credited) on the shares of all shareholders of the Company.
B Class shares shall not confer on their holders any right to participate pro rata in any distribution of profits and assets of, and any proceeds received by, the company in excess of the total amount of capital paid-up by the holders upon issue of such B Class share.
Redemption Provision for Shares
There are no redemption provisions in our Constitution in relation to Ordinary shares. Under our Constitution, shares may be issued and allotted, which are liable to be redeemed.
B Class shares will be redeemed by the Company for A$1.00 per B Class share in accordance with the Constitution upon the earlier to occur of the following circumstances:
•	that holder (or its affiliate) ceases to be a director due to voluntary retirement;
•	the transfer of any B Class share by that holder (or an affiliate) to another person in breach of the Constitution (which is unremedied within 20 business days);
•	the liquidation or winding up of the Company; or
•	the date which is 12 years after the date upon which the company becomes first listed on a recognized stock exchange.
The redemption of B Class shares, whether voluntary or upon a transfer of B Class shares, may have the effect, over time, of increasing the relative voting power of those holders of B Class shares who retain their B Class shares. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.
Variation or Cancellation of Share Rights
Subject to the Corporations Act and the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or cancelled with the approval of the Board and: (a) the consent in writing of the holders of three-quarters of the issued shares included in that class; or (b) by a special resolution passed at a separate meeting of the holders of those shares.

General Meetings of Shareholders
General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.
Foreign Ownership Regulations
Our Constitution does not impose specific limitations on the rights of non-residents to own securities. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth), or the FATA, which generally applies to acquisitions or proposed acquisitions:
•
by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; or

•	by a foreign government investor (as defined in the FATA) that would result in such a person having any direct interest (as defined in the FATA) in an Australian company.
In general terms, for proposals for investment in non-sensitive sectors, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the Australian target is less than A$1,192 million. A lower general A$281 million threshold applies to most other foreign investors.
The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Australian Federal Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer has the power to make a range of orders including an order of the divestiture of such person’s shares or interest in shares in that Australian company.
Share transfers
Subject to the Constitution, shares may be transferred by a proper transfer effected in accordance with the Nasdaq listing rules, by a written instrument of transfer which complies with the Constitution or by any other method permitted by the Corporations Act. The board may refuse to register a transfer of shares where permitted or required to do so under the Corporations Act or Nasdaq listing rules. B Class shares are not transferable by the holder (other than to an affiliate of that holder).
Issues of Shares and Change in Capital
Subject to our Constitution, the Corporations Act and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or other special rights, privileges or conditions or with restrictions and for the consideration and other terms that the directors determine. We may only issue preference shares if the rights attaching to the preference shares relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including Ordinary shares) are set out in our Constitution or otherwise approved by special resolution passed at a general meeting of shareholders.
Subject to the requirements of our Constitution, the Corporations Act and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our Ordinary shares whether under an equal access buy-back or on a selective basis.
Proportional takeover bids
Our Constitution contains provisions for shareholder approval to be required in relation to any proportional takeover bid. These provisions will cease to apply unless renewed by special resolution of the shareholders in general meeting by the third anniversary of the date of the Constitution’s adoption.

Amendment
The Constitution can only be amended by special resolution passed by at least three-quarters of the votes cast by shareholders present (in person or by proxy) and entitled to vote on the resolution at a general meeting of the Company. The Company must give at least 28 days’ written notice of a general meeting of the Company
Anti-Takeover Effects
Takeovers of Australian public companies that have more than 50 shareholders are regulated by, amongst other things, the Corporations Act which prohibits the acquisition of a relevant interest in issued voting shares in a public company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, which we refer to as the Takeover Prohibition, subject to a range of exceptions. Generally, and without limitation, a person will have a “relevant interest” in securities if they:
•	are the holder of the securities (other than if the person holds those securities as a bare trustee);
•	have power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If at a particular time a person has a relevant interest in issued securities and the person (whether before or after acquiring the relevant interest):
•	has entered or enters into an agreement with another person with respect to the securities;
•
has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition); or

•
has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

•	the other person is also taken to have acquired a relevant interest in the securities that are the subject of an abovementioned act, at the time that such act occurs.
There are a number of exceptions to the Takeover Prohibition. In general terms, some of the more significant exceptions include:
•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when the dis-interested shareholders of the target company approve the takeover by resolution passed at general meeting;
•
an acquisition by a person if, throughout the six months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3% higher than they had six months before the acquisition;

•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes or bonus share plan;
•	through operation of law;
•	an acquisition which arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market;
•	arising from an auction of forfeited shares conducted on-market; or
•	arising through a compromise, arrangement, liquidation or buy-back.

Certain breaches of the takeovers provisions of the Corporations Act may give rise to criminal offences. The Australian Securities and Investments Commission and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.
Differences in Corporate Law
Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Australian law:
Corporate law issue	Delaware law	Australian law
Special Meetings of Shareholders
Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws.

However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

The Corporations Act requires the directors to call a general meeting on the request of shareholders with at least 5% of the vote that may be cast at the general meeting. Shareholders with at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

Interested Director Transactions
Interested director transactions are permissible and may not be legally voided if:

• either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital shares entitled to vote upon the matter, approves the transaction upon disclosure of all material facts;
or
• the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

A director or that director’s alternate who has a material personal interest in a matter that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter unless permitted to do so by the Corporations Act, in which case such director may:

• be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;
• sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement; and
• vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or

Corporate law issue	Delaware law	Australian law

arrangement

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered, unless directors who do not have a material personal interest in the relevant matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from voting or being present. In addition, the Corporations Act may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.

Cumulative Voting
The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

No cumulative voting concept for director elections. Voting rights can vary by share class, depending on the terms attaching to the shares under the constitution of the company. Ordinary shares carry one vote (by poll) per share and B Class shares carry 15 votes (by poll) per Ordinary share held by the holder.

Approval of Corporate Matters by Written Consent
Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice, or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures
Australian public companies cannot pass resolutions by circulating written resolutions.

Corporate law issue	Delaware law	Australian law
are collected within 60 days of the earliest dated consent delivered.

Business Combinations
With certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

No requirement for shareholder approval under Australian law, unless the transaction involves a transfer or issue or new shares or other securities to existing shareholders (for example, a business combination through a scrip-for-scrip merger) or a related party (generally, a director or its associates).

Limitations on Director’s Liability and Indemnification of Directors and Officers
A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer

Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:
• a liability owed to the company or a related body corporate of the company;
• a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA or 1317HB of the Corporations
Act;
• a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
• legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:
  ○ in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
  ○ in defending or resisting criminal proceedings in which the officer or director is found guilty;

Corporate law issue	Delaware law	Australian law
had no reasonable cause to believe his or her conduct was unlawful.
  ○ in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or
  ○ in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Appraisal Rights
A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

No equivalent concept under Australian law, subject to general minority oppression rights under which shareholders can apply to the Courts for an order in respect of Company actions that are unfairly prejudicial to a shareholder.

Shareholder Suits
Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Shareholders have a number of statutory protections and rights available to them, regardless of the quantity of shares they hold. These include:

• The ability to bring legal proceedings in the company's name, including against the directors of the company, with the permission of the court.
• The ability to inspect the company's books, with the
permission of the court.
• The ability to apply to the court for orders in cases where the

Corporate law issue	Delaware law	Australian law

company has been run in a manner that is unfairly prejudicial to a shareholder, or contrary to the interest of the shareholders as a whole.
• The ability to call a meeting of the company and propose resolutions

The right to apply to the court for orders in cases where majority shareholders, or the directors, act in an oppressive or unfairly prejudicial manner towards a single shareholder does not have a minimum shareholding requirement, and can result in a broad range of orders, including:

• The winding up of the
company.
• Modification of the
company's constitution
• Any other order the court determines to be appropriate.

Inspection of Books and Records
All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Any shareholder of the Company has the right to inspect or obtain copies of our share register on the payment of a prescribed fee.

Books containing the minutes of general meetings will be kept at our registered office and will be open to inspection of shareholders at all times when the office is required to be open to the public. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders (who are not directors). Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

All public companies are required to prepare annual financial reports

Corporate law issue	Delaware law	Australian law

and directors' reports for each financial year, and to file these reports with the Australian Securities and Investments Commission. Listed public companies must also produce and lodge half-yearly reports.

Amendments to Charter
Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.
Amending or replacing the company's constitution, requires a special resolution (75%) of the shareholders.
Transfer Agent and Registrar
The transfer agent and registrar for our Ordinary shares is    . Its address is    , Attn:   , and its telephone number is    .
Listing
We intend to apply for listing of our Ordinary shares on the Nasdaq      Market under the symbol “IREN”.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Ordinary shares, and we cannot predict the effect, if any, that sales of our Ordinary shares or the availability of our Ordinary shares for sale will have on the price of our Ordinary shares prevailing from time to time. Sales or distributions of substantial amounts of our Ordinary shares, or the perception that such sales could occur, could adversely affect the public price of our Ordinary shares and may make it more difficult for you to sell your Ordinary shares at a time and price that you deem appropriate. We will have no input if and when any registered shareholder may elect to sell its Ordinary shares or the prices at which any such sales may occur. Future sales of our Ordinary shares, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.
Upon completion of this offering, we had a total of     of our Ordinary shares and     of our B Class shares outstanding upon the effectiveness of this registration statement.
Our Ordinary shares and B Class shares will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the effectiveness of this registration statement, our Ordinary shares may be sold either by the principal shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their Ordinary shares for a period of at least one year will be able to sell their Ordinary shares under Rule 144, which is expected to include approximately     Ordinary shares immediately after our registration.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period a number of Ordinary shares that does not exceed the greater of:
•	1% of the number of our Ordinary shares then outstanding; or
•	the average weekly trading volume of our Ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701. As of     , 2021, the holders of options exercisable for approximately Ordinary shares will be eligible to sell their shares pursuant to Rule 701.

Following the completion of this registration, we intend to file a registration statement on Form S-8 under the Securities Act to register up to     Ordinary shares, in the aggregate. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a stock option or settlement of a RSU and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions, be available for sale in the open market immediately.

TAXATION
Certain U.S. Federal Income Tax Considerations
The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our Ordinary shares. This summary applies only to U.S. Holders that acquire our Ordinary shares in exchange for cash in this offering, hold our Ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the preceding authorities are subject to change, and any such change could apply retroactively and affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. Thus the Company can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, state, local or non-U.S. tax consequences, or other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
•	banks and certain other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker-dealers;
•	traders that elect to mark our Ordinary shares to market for U.S. federal income tax purposes;
•	tax-exempt entities;
•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
•	U.S. expatriates;
•	persons holding our Ordinary shares as part of a straddle, hedging, constructive sale, conversion, or integrated transaction;
•	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired our Ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our Ordinary shares through partnerships or other pass-through entities or arrangements.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary shares that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Ordinary shares generally will depend on such partner’s status and the partnership's activities. Accordingly, a U.S. Holder that is a partner in such a partnership should consult its tax advisor.
Dividends and Other Distributions on Our Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to our Ordinary shares (including the amount of any non-U.S. taxes withheld therefrom) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain its earnings and profits calculations under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the Company is eligible for the benefits of the tax treaty between the United States and Australia (the “Treaty”) or our Ordinary shares are readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies specific holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary shares.
The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.
Dividends on our Ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any Australian taxes withheld on any distributions on our Ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of Australia or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for the credit is calculated separately concerning specific classes of income. For this purpose, dividends distributed by the Company with respect to our Ordinary shares will generally constitute “passive category income”. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Taxable Disposition of Our Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of our Ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary shares. A U.S. Holder’s initial tax basis in our Ordinary shares generally will equal the cost of such Ordinary shares. Generally, any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our Ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of U.S. foreign tax credits relating to any Australian tax imposed upon the sale or other disposition of our Ordinary shares may be unavailable or limited. U.S. Holders should consult their tax advisors regarding the tax consequences if Australian taxes are imposed on or connected with a sale or other disposition of our Ordinary shares and their ability to credit any Australian tax against their U.S. federal income tax liability.
Passive Foreign Investment Company Considerations
The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash, cash-equivalents and digital assets generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the gross assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.
Based on the current and anticipated composition of the income, assets, and operations of the Company and the expected price of our Ordinary shares in this offering, the Company does not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether the Company is treated as a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the Company’s income and assets, as well as the relative value of the Company’s assets (which may fluctuate with the Company’s market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with the Company’s determinations, including how the Company determines the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
If the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Ordinary shares exceeds 125% of the average of the annual distributions on our Ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Ordinary shares if the Company is considered a PFIC.
If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to our Ordinary shares and proceeds from the sale, exchange, or redemption of our Ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding applying the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Information Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our Ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for our Ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our Ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER ITS CIRCUMSTANCES.
Material Australian Tax Considerations
In this section, we provide a general summary of the material Australian income tax, stamp duty, and goods and services tax considerations generally applicable to the acquisition, ownership, and disposal by the absolute beneficial owners of the Ordinary shares issued by Iris Energy.
This section is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law, which may be important to particular investors in light of their investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, or tax-exempt organizations).
It does not purport to address all possible tax situations that may be relevant to a decision to purchase, own, or deposit our Ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. Iris Energy and their officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences or the taxation consequences.
Prospective purchasers of our Ordinary shares should consult their tax advisers on the applicable tax consequences related to the ownership of our Ordinary shares, based on their particular circumstances.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Iris Energy Ordinary shares if you hold your Iris Energy Ordinary shares as investments on a capital account. In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.
For this summary, a holder of our Ordinary shares that is not an Australian tax resident and is not carrying on business in Australia at or through a permanent establishment is referred to as a “Non-Australian Holder”.
Conversely, for the purposes of this summary, a holder that is an Australian tax resident or is carrying on business in Australia at or through a permanent establishment is referred to as an “Australian Resident Holder”.
Please be aware that the residence concept used in this section applies for Australian tax assessment purposes only. Any reference in this section to a tax, duty, levy impost, or other charge or withholding of a similar nature refers to Australia's tax laws and/or concepts only. Also, please note that a reference to Australian income tax encompasses corporate income tax and personal income tax generally.
Taxation of the Company
As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30% unless it is classified as a ‘small or medium business’, which are businesses with revenue of less than A$50 million, are subject to a reduced corporate income tax rate of 26% for the 2020/2021 income year. The Company is considered a ‘small or medium businesses for the year ended June 30, 2021.
Taxation of Australian Resident Holders
Taxation of Dividends
Dividends paid by us on our Ordinary shares should constitute the assessable income of an Australian Resident Holder. Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax.
Individuals and complying superannuation entities
Australian Resident Holders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.
Subject to the comments concerning ‘Qualified Persons’ below, such Australian Resident Holders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.
To the extent that the dividend is unfranked, an Australian individual Shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).
Companies
Australian Resident Holders that are companies are also required to include both the dividend and the associated franking credits (if any) in their assessable income.
Subject to the comments in relation to ‘Qualified Persons’ below, such companies should be entitled to a tax offset up to the amount of the franking credit attached to the dividend. Likewise, the company should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the Australian Resident Holders that are companies to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.
Excess franking credits received by the company shareholder will not give rise to a refund entitlement for a company but may be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and partnerships
Australian Resident Holders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, the relevant beneficiary or partner may be entitled to a tax offset equal to the beneficiary’s or partner’s share of the net income of the trust or partnership.
To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. The relevant beneficiary will be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).
Qualified Persons
The benefit of franking credits can be denied where an Australian Resident Holder is not a ‘qualified person’ in which case the Holder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.
Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares ‘at risk’ for at least 45 days continuously during the qualification period – starting from the day after acquiring the shares and ending 45 days after the shares become ex-dividend – in order to qualify for franking benefits.
This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.
Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Iris Energy ordinary shareholders should obtain their own tax advice to determine if these requirements have been satisfied.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
For Australian Resident Holders, who hold their Ordinary shares on capital account, the future disposal of Ordinary shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary shares are disposed of. Australian Resident Holders will derive a capital gain on the disposal of their Ordinary shares in Iris Energy to the extent that the capital proceeds exceed the cost base of their Ordinary shares.
A capital loss will be made where the capital proceeds are less than the cost base of their Ordinary shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.
Capital Proceeds
The capital proceeds should generally be equal to any consideration received by the Australian Resident Holder in respect to the disposal of their Iris Energy Ordinary share/s.
Cost base of Iris Energy Ordinary shares
The cost base of an Ordinary share will generally be equal to the cost of acquiring the Ordinary share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees).
CGT Discount
The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary shares.

The CGT discount is:
•	One-half if the Australian Resident Holder is an individual or trustee: meaning only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and
•
One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.

The CGT discount is not available to Australian Resident Holders that are companies.
If an Australian Resident Holder makes a discounted capital gain, any current year and/or carried-forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount forms the Australian Resident Holder’s net capital gain for the income year and is included in its assessable income.
The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.
Taxation of Non-Australian Holders
Taxation of Dividends
Non-Australian Holders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Iris Energy dividends.
Franked dividends
As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Iris Energy).
Dividends received by Non-Australian Holders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend is fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.
Dividends attributable to Conduit Foreign Income
Non-Australian Holders should not be subject to Australian dividend withholding tax on unfranked dividends to the extent that the dividend is declared to be conduit foreign income (CFI).
CFI generally includes amounts received by Iris Energy that have been derived from a non-Australian source, for example dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.
Unfranked dividends
Non-Australian Holders should generally be subject to Australian dividend withholding tax to the extent the unfranked component of any dividends are not declared to by CFI. Australian dividend withholding tax will be imposed at 30% of the amount of the unfranked dividend, unless a shareholder is a resident of a country with which Australia has a double taxation treaty (DTT) and qualifies for the benefits of the treaty. In the event the Non-Australian Holder is otherwise able to rely on a DTT with Australia, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.
Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States is beneficially entitled is limited to 15%.

Under the Double Taxation Convention between Australia and the United States, if a company that is a Non-Australian Holder directly owns a 10% or more interest in an Australian company (i.e. Iris Energy), the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 5%.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary shares unless:
•	they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and
•
more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The capital gains tax discount is not available to Non-Australian Holders on gains in respect of Iris Energy Ordinary shares, where they were non-Australian residents during the entire holding period. Where Non-Australian Holders were Australian tax residents for some of the holding period, the capital gains tax discount percentage is reduced to account for the period of foreign residency during the entire holding period. Companies are not entitled to a capital gains tax discount.
Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their Ordinary shares are not ‘indirect Australian real property interests’. The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
Dual Residency
If a holder of Ordinary shares is a resident of both Australia and the United States under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Holders should obtain specialist taxation advice in these circumstances.
General Australian Tax Matters
The below comments apply to both Australian Resident Holders and Non-Australian Holders.
Stamp Duty
No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.
Goods and Services Tax
No Australian GST will be payable on the supply of the Ordinary shares.
Subject to certain requirements, there may be a restriction on the entitlement of Iris Energy ordinary shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Iris Energy Ordinary shares (e.g. lawyer’s and accountants’ fees).

THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS PROSPECTUS, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR.

UNDERWRITING
We are offering the Ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Canaccord Genuity LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Ordinary shares listed next to its name in the following table:
Name	Number of Ordinary Shares
J.P. Morgan Securities LLC
Canaccord Genuity LLC
Citigroup Global Markets Inc.
Macquarie Capital (USA) Inc.
Cowen and Company, LLC
Compass Point Research & Trading, LLC
Total
The underwriters are committed to purchase all the Ordinary shares offered by us if they purchase any Ordinary shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the Ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. Any such dealers may resell Ordinary shares to certain other brokers or dealers at a discount of up to $   per share from the initial public offering price. After the initial offering of the Ordinary shares to the public, if all of the Ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any Ordinary shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to   additional Ordinary shares from us to cover sales of Ordinary shares by the underwriters which exceed the number of Ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional Ordinary shares. If any Ordinary shares are purchased with this option to purchase additional Ordinary shares, the underwriters will purchase Ordinary shares in approximately the same proportion as shown in the table above. If any additional Ordinary shares are purchased, the underwriters will offer the additional Ordinary shares on the same terms as those on which the Ordinary shares are being offered.
The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $   per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional Ordinary shares.
	Without option to purchase additional Ordinary shares exercise	With full option to purchase additional Ordinary shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $   . We have agreed to reimburse the underwriters for certain expenses of approximately $   in connection with the qualification of the offering of the Ordinary shares with the Financial Industry Regulatory Authority, Inc.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our Ordinary shares or securities convertible into or exercisable or exchangeable for any of our Ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of Ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of for a period of days after the date of this prospectus, other than our Ordinary shares to be sold in this offering. The restrictions on our actions, as described above, do not apply to certain customary transactions.
Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our Ordinary shares or any securities convertible into or exercisable or exchangeable for our Ordinary shares (including, without limitation, capital shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Ordinary shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain customary transactions.
J.P. Morgan Securities LLC, Canaccord Genuity LLC and Citigroup Global Markets Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our Ordinary shares approved for listing/quotation on the Nasdaq      Market under the symbol “IREN”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the Ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the Ordinary shares, which involves the sale by the underwriters of a greater number of Ordinary shares than they are required to purchase in this offering, and purchasing Ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional Ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional Ordinary shares, in whole or in part, or by purchasing Ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase Ordinary shares through the option to purchase additional Ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase Ordinary shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Ordinary shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Ordinary shares or preventing or retarding a decline in the market price of the Ordinary shares, and, as a result, the price of the Ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the   , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary shares, or that the Ordinary shares will trade in the public market at or above the initial public offering price.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
General
Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The Ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no Ordinary shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)	at any time to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)
at any time to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to Ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the United Kingdom, other than:
(a)	at any time to any legal entity which is a “qualified investor” as defined under Article 2 of the UK Prospectus Regulation;
(b)
at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	at any time in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the Ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the Ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Australia
This prospectus:
•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of Ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary shares, offer, transfer, assign or otherwise alienate those Ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The Ordinary shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;
•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;
•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;
•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or
•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.
Notice to Prospective Investors in Switzerland
The Ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the Ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of Ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Ordinary shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (the “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC. Notice to prospective investors in the United Arab Emirates.
Notice to Prospective Investors in Hong Kong
The Ordinary shares have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The Ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any Ordinary shares or caused the Ordinary shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any Ordinary shares or cause the Ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary shares, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary shares pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

EXPENSES RELATED TO THE OFFERING
Set forth below is an itemization of the total expenses (excluding the underwriting discounts and commissions), which are expected to be incurred in connection with this offering. With the exception of the registration fee payable to the SEC, the Nasdaq initial listing fee and the filing fee payable to the Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates:
SEC Registration Fee	$
FINRA Filing Fee	$
Nasdaq Initial Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Blue Sky Fees	$
Printing Expenses	$
Transfer Agent Fee	$
Miscellaneous	$
Total	$

LEGAL MATTERS
Our principal legal advisors in Australia are Clifford Chance LLP, located at Level 16, No. 1 O’Connell Street, Sydney NSW 2000, Australia. Our principal legal advisors in the United States are Latham & Watkins LLP, located at 1271 Avenue of the Americas, New York, New York, 10020. Davis Polk & Wardwell LLP, located at 450 Lexington Avenue, New York, New York 10017, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
Our consolidated financial statements included in this prospectus as of and for the years ended June 30, 2021 and 2020, have been audited by Armanino LLP (“Armanino”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon the effectiveness of this registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are allowed four months following the end of our fiscal year to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.
As a foreign private issuer, we also are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.
You may review and copy the Registration Statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You also may request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, also are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

ArmaninoLLP 15950 N. Dallas Parkway Suite 600 Dallas, TX 75248-6685 972 661 1843 main armaninoLLP.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of Iris Energy Pty Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Iris Energy Pty Ltd (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern Uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, significant uncertainties exist about the Company’s ability to generate positive free cash flow, convert the various tranches of convertible notes into equity as and when they are due for conversion, and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ArmaninoLLP
Dallas, Texas
September 30, 2021
We have served as the Company’s auditor since 2021.

Iris Energy Pty Ltd Consolidated statement of profit or loss and other comprehensive income/(loss) For the year ended 30 June 2021 and 2020
		Consolidated
	Note	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Revenue
Bitcoin mining revenue		10,432	3,260
Other income	5	800	23

Expenses
Depreciation and amortization	6	(1,677)	(1,137)
Electricity charges		(3,541)	(1,961)
Employee benefits expense		(2,942)	(1,375)
Share-based payments expense	31	(1,063)	(261)
Impairment of assets		(566)	—
Loss on disposal of assets		(270)	—
Professional fees		(1,297)	(770)
Other expenses		(619)	(271)

Loss before interest, foreign exchange gain/(loss) and income tax		(743)	(2,492)

Finance expense	7	(81,524)	(155)
Interest income		8	4
Foreign exchange gain/(loss)		3,379	(518)

Loss before income tax expense		(78,880)	(3,161)
Income tax expense	8	(1,653)	—

Loss after income tax expense for the year		(80,533)	(3,161)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		851	(242)
Other comprehensive income/(loss) for the year, net of tax		851	(242)

Total comprehensive loss for the year		(79,682)	(3,403)

		Cents	Cents
Basic earnings per share	22	(78.08)	(3.92)
Diluted earnings per share	22	(78.08)	(3.92)
The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of financial position As at 30 June 2021 and 2020
		Consolidated
	Note	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Assets
Current assets
Cash and cash equivalents	9	52,015	2,849
Other receivables	10	1,059	482
Prepayments and deposits	12	864	410
Total current assets		53,938	3,741

Non-current assets
Property, plant and equipment	13	21,281	11,631
Right-of-use assets	14	1,874	576
Goodwill	15	880	828
Deferred tax assets	8	1,217	—
Mining hardware prepayments	11	100,331	—
Total non-current assets		125,583	13,035

Total assets		179,521	16,776

Liabilities

Current liabilities
Borrowings	16	96,033	2,859
Embedded derivatives	17	129,024	—
Income tax		711	—
Employee benefits		145	63
Trade and other payables	18	1,494	1,092
Total current liabilities		227,407	4,014

Non-current liabilities
Borrowings	16	15,812	—
Deferred tax liabilites	8	2,159	—
Total non-current liabilities		17,971	—

Total liabilities		245,378	4,014

Equity
Issued capital	19	16,057	16,057
Reserves	20	1,933	19
Accumulated losses		(83,847)	(3,314)

Total equity/(deficit)		(65,857)	12,762

Total liabilities and equity		179,521	16,776
The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of changes in equity For the year ended 30 June 2021 and 2020
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000

Balance at 1 July 2019	2,646	—	(153)	2,493

Loss after income tax expense for the year	—	—	(3,161)	(3,161)
Other comprehensive loss for the year, net of tax	—	(242)	—	(242)

Total comprehensive loss for the year	—	(242)	(3,161)	(3,403)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19)	3,717	—	—	3,717
Recognition of share-based payments (note 31)	—	261	—	261
Conversion of SAFE notes (note 19)	6,944	—	—	6,944
Shares issued as part of business combination	2,750	—	—	2,750

Balance at 30 June 2020	16,057	19	(3,314)	12,762
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total deficit in equity A$’000

Balance at 1 July 2020	16,057	19	(3,314)	12,762

Loss after income tax expense for the year	—	—	(80,533)	(80,533)
Other comprehensive income for the year, net of tax	—	851	—	851

Total comprehensive income/(loss) for the year	—	851	(80,533)	(79,682)

Transactions with owners in their capacity as owners:
Recognition of share-based payments (note 31)	—	1,063	—	1,063

Balance at 30 June 2021	16,057	1,933	(83,847)	(65,857)
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of cash flows For the year ended 30 June 2021 and 2020
		Consolidated
	Note	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Cash flows from operating activities
Receipts from Bitcoin mining activities		10,432	3,260
Payments for electricity, suppliers and employees (inclusive of GST)		(8,605)	(4,730)
		1,827	(1,470)
Interest received		6	4
Other income received		800	23
Interest paid		(445)	—

Net cash from/(used in) operating activities	29	2,188	(1,443)
Cash flows from investing activities
Payments for property, plant and equipment	13	(11,842)	(6,213)
Payments for mining hardware prepayments		(96,263)	—
Payments for right-of-use assets	14	—	(254)
Payments for prepayments and deposits		(323)	(237)
Proceeds from disposal of property, plant and equipment		12	—

Net cash used in investing activities		(108,416)	(6,704)
Cash flows from financing activities
Proceeds from issue of shares	19	—	4,168
Proceeds from hybrid financial instruments		139,396	6,944
Capital raising costs	19	—	(451)
Advance payment in relation to share-based payments	18	—	245
Proceeds from mining hardware finance		22,240	—
Repayment of borrowings		(3,064)	—
Payment of borrowing transaction costs		(3,381)	—
Repayment of lease liabilities		(38)	—

Net cash from financing activities		155,153	10,906
Net increase in cash and cash equivalents		48,925	2,759
Cash and cash equivalents at the beginning of the financial year		2,849	121
Effects of exchange rate changes on cash and cash equivalents		241	(31)

Cash and cash equivalents at the end of the financial year	9	52,015	2,849
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 1. General information
The consolidated financial statements cover Iris Energy Pty Ltd as a Group consisting of Iris Energy Pty Ltd (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the year (collectively the ‘Group’). The consolidated financial statements are presented in Australian dollars (A$), which is Iris Energy Pty Ltd’s functional and presentation currency.
Iris Energy Pty Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:
Registered office	Principal place of business
c/o Pitcher Partners	Level 21, 60 Margaret Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure powered by abundant and/or under-utilized renewable energy.
The consolidated financial statements were authorised for issue, in accordance with a resolution of Directors, on 30 September 2021. The Directors have the power to amend and reissue the consolidated financial statements.
Note 2. Significant accounting policies
The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.
New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended International Financial Reporting Standards (IFRS) and Interpretations as issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period.
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s consolidated financial statements.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business. In summary, the ability of the Group to continue as a going concern depends upon the Group maintaining sustained positive free cash flow, converting the Group’s various tranches of convertible notes into equity as and when they are due for conversion, and raising additional capital to fund the acquisition of mining hardware as part of its growth plan. There are other risks and uncertainties affecting the Group’s operations including, but not limited to, the viability of the economics of Bitcoin mining and the ability to execute its business plan.
For the year ended 30 June 2021, the Group incurred a loss after tax of A$80,533,000 (2020: A$3,161,000) and net operating cash inflows of A$2,188,000 (2020: outflows of A$1,443,000). As at 30 June 2021, the Group had net current liabilities of A$173,469,000 (2020: net current liabilities of A$273,000) and net liabilities of A$65,857,000 (2020: net assets of A$12,762,000). The Group has had a number of material subsequent events which are relevant to the Group’s going concern assessment at the time of reporting. These subsequent events are

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
set out in note 34 and mostly relate the Group’s strategy for raising capital, the opportunity to acquire mining hardware and incur associated infrastructure growth capital expenditure as part of its growth plan and the obligation to repay the convertible notes (including any accrued interest) at maturity, unless converted beforehand.
As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A significant decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.
The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more loans and equity investments. The Group is also in a position to wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon a number of factors which have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•	the Bitcoin price remaining at a level higher than prior financial years and a lag in global hashrate, thereby contributing to sustained forecast positive free cash flow;
•	the convertible note holders (owed a total principal and accrued interest amount of A$159.8 million at maturity) will convert their notes to equity on or prior to maturity;
•
if the convertible notes are not converted to equity (through a mandatory conversion in connection with a liquidity event or a voluntary conversion by the holder), then additional financing (either as equity or debt) will be obtained to repay the convertible notes as and when they fall due; and

•	additional financing (either as equity or debt) will be obtained to fund the remaining mining hardware orders totalling A$711 million.
As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of financial assets and liabilities at fair value through profit or loss.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Pty Ltd as at 30 June 2021 and 30 June 2020 and the results of all subsidiaries for the years ended 30 June 2021 and 30 June 2020.
Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries align to the policies adopted by the Group.
The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.
Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.
Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (CODM). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.
Foreign currency translation
The consolidated financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.
Foreign currency transactions
Foreign currency transactions are translated into the entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency reserve in equity.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
The foreign currency reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.
Revenue and other income recognition
The Group recognizes revenue and other income as follows:
Revenue from contracts with customers
Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.
Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In certain mining pools, which the Group participated in during the year ended 30 June 2020, the amount of reward for computing power depends on the pool’s success in mining blocks. In this type of pool, the total Bitcoin mined by the pool is distributed daily to the pool participant’s, net of mining pool fees. In other pools, which the Group participated in during the years ended 30 June 2020 and 30 June 2021, the Group is not directly exposed to the pool's success in mining blocks. The Group is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Group is based on the current network difficulty and global daily revenues from transaction fees, less pool fees.
The revenue recognition policy applied by the Group is consistent irrespective of which type of mining pool used by the group. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees is reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.
Other income
Other income is recognized when it is received or when the right to receive payment is established.
Income tax
The income tax expense for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•
when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
•
when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary difference only if the Group considers it probable that future taxable amounts will be available to utilize those temporary differences and losses.
The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and other comprehensive income/(loss).
Current and non-current classification
Assets and liabilities are presented in the consolidated statement of financial position based on current and non-current classification.
An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.
A liability is classified as current when it is either expected to be settled in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.
Deferred tax assets and liabilities are always classified as non-current.
Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
Other receivables
Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
Property, plant and equipment
Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:
Buildings	20 years
Plant and equipment	3-7 years
Mining hardware	4 years
The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.
Assets under construction consist of capitalized site preparation fees and buildings (including data centers) currently being built. Assets under construction are not depreciated until they are available for use. Once an asset becomes available for use, it is transferred to another category within property, plant and equipment and depreciated over its useful economic life.
Repair and maintenance costs incurred in connection with planned major maintenance activities are expensed to ‘other expenses’ in profit or loss.
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.
A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right-of-use assets includes the amount of the lease liability recognized, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amount expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.
In calculating the present value of the lease payments, the Group uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. Variable lease payments that depend on an index or rate are

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
included in the lease liability, measured using the index or rate as at the date of transition. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options.
Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.
Impairment of assets
At the end of reporting period, property, plant and equipment, goodwill and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or group of related assets) is estimated and compared with its carrying amount. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset’s fair value less costs of disposal (FVLCOD) or the value in use (VIU). In assessing FVLCOD or VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the cash-generating unit (CGU) to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating unit (CGU)).
Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.
Borrowings
Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.
Hybrid financial instruments (SAFE and convertible notes)
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.
De-recognition of financial liabilities
The Group de-recognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.
Employee benefits
Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.
Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and rights, that are provided to employees in exchange for the rendering of services.
The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations which take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.
The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.
Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.
If equity-settled awards are modified, as a minimum, an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.
Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.
Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.
For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.
Issued capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Business combinations
The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.
Where the business combination is achieved in stages, the Group remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognized in profit or loss.
Contingent consideration to be transferred by the acquirer is recognized at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability are recognized in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognized as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognized as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.
Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognized and also recognizes additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value. Refer to note 27 for further detail.
Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Pty Ltd, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 2. Significant accounting policies(continued)
shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group (SAFE - see note 16).
Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
Goods and Services Tax (GST) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
Rounding of amounts
Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.
Note 3. Critical accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.
Coronavirus (COVID-19) pandemic
Judgement has been exercised in considering the impacts that COVID-19 has had, or may have, on the Group based on known information. This consideration extends to the nature of the services offered, customers, supply chain, staffing and geographic regions in which the Group operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the consolidated financial statements or any significant uncertainties with respect to events or conditions which may impact the Group unfavourably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 3. Critical accounting judgements, estimates and assumptions(continued)
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. Please refer to note 31 for the key assumptions.
Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill
The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of CGUs have been determined based on FVLCOD. In assessing FVLCOD, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the CGU to which the asset belongs and relevant market assessments. Management have exercised judgement in determining the key assumptions (estimated global bitcoin price, hashrate, energy costs and asset specific discount rate) used as part of this assessment. See note 15 for further details.
Impairment of non-financial assets other than goodwill
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models which incorporate a number of key estimates and assumptions. For the year ended 30 June 2021, the Group recorded an impairment charge of A$566,000 on buildings and mining hardware assets (2020:Nil). No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.
Deferred tax
Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that the future taxable profit will be available against which the benefits of the deferred tax can be utilized. At the reporting date, deferred tax assets have only been recognized to the extent of deferred tax liabilities if they are related to the same tax jurisdiction. Deferred tax assets in relation to losses have not been recognized in the consolidated statement of financial position and will not be recognized until such time when there is more certainty in relation to the availability of future taxable profits.
Income tax
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 3. Critical accounting judgements, estimates and assumptions(continued)
temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income/(loss).
Hybrid financial instruments
The Group has recognized financial liabilities in relation to hybrid financial instruments (i.e. embedded derivatives, Simple Agreement of Future Equity (SAFE) and convertible note liabilities). There is significant judgement in determining the nature of these liabilities and their classification as debt, equity or hybrid instruments. The Group has exercised judgement in determining the convertible notes/SAFE instruments be classified as hybrid instruments on the basis that they do not meet the “fixed for fixed” test.
The hybrid instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the embedded option-based derivative component is initially recognized at fair value and subsequent changes in the fair value are recorded in profit or loss. The host debt is initially measured as the residual, net of transaction costs, after deducting the value of the embedded derivative and subsequently carried at amortized cost using the effective interest method until it is extinguished on conversion.
The fair value of the embedded derivative is determined using an option pricing model that considers the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option.
Note 4. Operating segments
Identification of reportable operating segments
The Group operates primarily within one operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the Executive Leadership Team, which is made up of the Executive Directors and their executive officers (who are identified as the chief operating decision makers “CODM”) on the performance of the Group as a whole.
Unless stated otherwise, all amounts reported to the Board of Directors are determined in accordance with accounting policies that are consistent with those adopted in these consolidated financial statements. The information reported to the CODM is on a monthly basis.
Major customers
The Group generated 100% (2020: 100%) of Bitcoin mining revenues through the provision of computing power to three (2020: two) Bitcoin mining pools for the year ended 30 June 2021.
Note 5. Other income
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Government grants	225	—
Insurance recoveries	565	23
Proceeds from the issuance of options to Executive Directors	10	—
	800	23
Insurance proceeds were recovered in relation to a building fire from an adjacent property at the Group’s Canal Flats, British Columbia site in 2020.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 6. Depreciation and amortization
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Depreciation of property, plant and equipment	1,620	1,092
Depreciation of right-of-use assets	57	45

	1,677	1,137
Note 7. Finance expense
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Interest expense on mining hardware finance	415	155
Interest expense on hybrid financial instruments	18,855	—
Interest expense on lease liabilities	30	—
Amortization of capitalized borrowing costs	2,605	—
Loss on embedded derivatives held at fair value through profit or loss	59,619	—

	81,524	155
Note 8. Income tax expense
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(78,880)	(3,161)

Tax at the statutory tax rate of 26% (2020: 27.5%)	(20,509)	(869)

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 8. Income tax expense(continued)
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	21,425	86

	916	(783)
Current year tax losses not recognized	924	600
Recognition of previously unrecognized tax losses	(321)	—
Difference in overseas tax rates	5	(6)
Impact of future tax rate changes	126	25
Current year temporary differences not recognized	3	164

Income tax expense	1,653	—
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Income tax expense
Current tax	711	—
Deferred tax	942	—

Income tax expense	1,653	—
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Unrecognized deferred tax assets
Tax losses for which no deferred tax asset has been recognized	9,760	6,059

Tax effect at the applicable tax rate for each jurisdiction	2,543	1,588

Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	1,066	968
Deferred tax asset on losses not recognized	1,477	620
The above potential tax benefit for tax losses has not been recognized in the consolidated statement of financial position. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 8. Income tax expense(continued)
Movement in deferred tax balances
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000

The balance comprises temporary differences attributable to:
Unused tax losses	1,066	968
Employee benefits	41	—
Other deferred tax assets	110	—
Deferred tax assets	1,217	968

Property, plant and equipment	(1,066)	(968)
Unrealized foreign exchange gains	(1,093)	—
Deferred tax liabilities	(2,159)	(968)

Net deferred tax liabilities	(942)	—
Note 9. Cash and cash equivalents
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Current assets
Cash at bank	52,015	2,849
Note 10. Other receivables
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Current assets
Other receivables	70	120
Interest receivable	2	—
GST receivable	987	362

	1,059	482
Note 11. Mining hardware prepayments
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Non-current assets
Mining hardware prepayments	100,331	—
Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware, that is yet to be delivered. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 12. Prepayments and deposits
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Current assets
Security deposits	207	195
Prepayments	657	84
Etana custody deposit	—	131

	864	410
Note 13. Property, plant and equipment
	Consolidated
	30 June 2021	30 June 2020
	A$’000	A$’000
Non-current assets
Land - at cost	536	240

Buildings - at cost	4,689	4,537
Less: Accumulated depreciation	(309)	(77)
	4,380	4,460

Plant and equipment - at cost	3,798	1,890
Less: Accumulated depreciation	(209)	(48)
	3,589	1,842

Mining hardware - at cost	7,275	6,017
Less: Accumulated depreciation	(1,577)	(928)
Less: Impairment	(462)	—
	5,236	5,089

Assets under construction - at cost	7,540	—

	21,281	11,631
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:
Consolidated	Land A$’000	Buildings A$’000	Plant and equipment A$’000	Mining hardware A$’000	Assets under construction A$’000	Total A$’000
Balance at 1 July 2019	—	—	—	1,992	—	1,992
Additions	—	311	1,702	4,199	—	6,212
Additions through business combinations (note 27)	247	4,365	264	—	—	4,876
Exchange differences	(7)	(139)	(72)	(139)	—	(357)
Depreciation expense (note 6)	—	(78)	(51)	(963)	—	(1,092)
Balance at 30 June 2020	240	4,459	1,843	5,089	—	11,631

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 13. Property, plant and equipment(continued)
Consolidated	Land A$’000	Buildings A$’000	Plant and equipment A$’000	Mining hardware A$’000	Assets under construction A$’000	Total A$’000
Additions	294	215	1,841	2,206	7,286	11,842
Disposals	—	—	(2)	(280)	—	(282)
Exchange differences	2	37	65	(82)	254	276
Impairment of assets	—	(104)	—	(462)	—	(566)
Depreciation expense (note 6)	—	(227)	(158)	(1,235)	—	(1,620)

Balance at 30 June 2021	536	4,380	3,589	5,236	7,540	21,281
Note 14. Right-of-use assets
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Non-current assets
Land - right-of-use asset	1,403	—
Less: Accumulated depreciation	(10)	—
	1,393	—

Prepaid hosting fees right-of-use asset	574	621
Less: Accumulated depreciation	(93)	(45)
	481	576

	1,874	576
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:
Consolidated	Prepaid hosting fees A$’000	Land A$’000	Total A$’000
Balance at 1 July 2019	—	—	—
Additions	254	—	254
Transfer from prepayments	361	—	361
Exchange differences	6	—	6
Depreciation (note 6)	(45)	—	(45)

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 14. Right-of-use assets(continued)
Consolidated	Prepaid hosting fees A$’000	Land A$’000	Total A$’000
Balance at 30 June 2020	576	—	576
Additions	—	1,386	1,386
Exchange differences	(48)	17	(31)
Depreciation (note 6)	(47)	(10)	(57)

Balance at 30 June 2021	481	1,393	1,874
The prepaid hosting fee right-of-use asset represents hosting rights for a facility based in New York. The lease commenced in 2019 with all associated fees for the 12-year lease term paid entirely upfront. For this reason, there is no corresponding lease liability.
The land right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada.
Note 15. Goodwill
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Non-current assets
Goodwill - at cost	880	828
Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:
Consolidated	Goodwill A$’000
Balance at 1 July 2019	—
Additions through business combinations (note 27)	898
Exchange differences	(70)

Balance at 30 June 2020	828
Exchange differences	52

Balance at 30 June 2021	880
The Group only has one cash generating unit (CGU). To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated is compared to its recoverable amount.
The recoverable amount of the CGU has been determined using the fair value less costs of disposal (FVLCOD) methodology. In assessing FVLCOD, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the CGU to which the asset belongs and relevant market assessments.
The estimated cash flows are based over a four year period. No terminal growth rate has been applied. The pre-tax discount rate used to discount the estimated cash flows was 20%.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 15. Goodwill(continued)
Management determined that the Group’s carrying value was supported by its recoverable amount and no impairment exists at the reporting date. In forecasting cash flows over the four year period, management has considered the key market assumptions of the business as forecasted below:
•	Bitcoin price of US$24,120 determined based on the average market price from July 2020 to March 2021;
•	global hashrate of 135.87 exahash determined based on the average global hashrate of 135.87 exahash from July 2020 to March 2021; and
•	power costs remain at current level.
Key sensitivities:
•	Had the Bitcoin price been 10% lower than the forecasted Bitcoin price of US$24,120 applied, the recoverable amount would still exceed the carrying value of the assets.
•	Had the global hashrate been 10% higher than the forecasted hashrate of 135.87 applied, the recoverable amount would still exceed the carrying value of the assets.
There are no reasonably possible changes in assumptions that would lead to an impairment of goodwill.
Note 16. Borrowings
	Consolidated
	30 June 2021 A$'000	30 June 2020 A$’000

Current liabilities
Loans from related parties	—	46
Vendor loan	—	2,813
Mining hardware finance	9,566	—
Capitalized borrowing costs - mining hardware finance	(1,491)	—
SAFE	4,175	—
Convertible notes	84,995	—
Capitalized borrowing costs - convertible notes	(1,219)	—
Lease liability	7	—

	96,033	2,859

Non-current liabilities
Mining hardware finance	16,278	—
Capitalized borrowing costs - mining hardware finance	(1,807)	—
Lease liability	1,341	—

	15,812	—

	111,845	2,859
Refer to note 23 for further information on financial instruments.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 16. Borrowings(continued)
Vendor loan
On 1 January 2020, the Group acquired a flagship data center site, by way of a vendor loan of A$2,746,000. The vendor loan had a term of five years and incurred interest at a rate of 11% payable quarterly. The vendor loan was fully repaid on 11 December 2020.
Mining hardware finance
The Group has entered into equipment finance and security agreements pursuant to which an equipment financier has agreed to finance the purchase of various mining hardware that have been delivered or yet to be delivered. These USD denominated facilities carry an annual contractual interest rate of 12%. The facilities are repaid through blended monthly payments of interest and principal with the final payment due to the financier on 25 September 2023. The facilities are secured over mining hardware of A$2,144,000 and mining hardware prepayments of A$26,940,000 as at 30 June 2021.
SAFE
On 28 October 2020, the Group entered into a Simple Agreement for Future Equity (SAFE) with a total face value of A$4,175,000 and a maturity term of 12 months. The SAFE notes are to be settled at the earlier of an exit event (being a listing, a share sale or the sale of all or substantially all the assets of the Company) or maturity. If there is no subsequent capital raising or exit event, shares will be issued at A$0.70 per share on maturity. Upon initial recognition, an embedded derivative has been recognized separately as a derivative liability at fair value (see note 17). As at 30 June 2021, the carrying value of the host liability is A$4,175,000.
Convertible notes
On 5 January 2021, the Group issued convertible notes with a total face value of A$25,432,000. These notes have a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative has been recognized separately as a derivative liability at fair value (see note 17).
On 1 April 2021, the Group issued convertible notes with a total face value of A$110,113,000. These notes have a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative has been recognized separately as a derivative liability at fair value (see note 17).
As at 30 June 2021, the carrying value of the convertible notes host liabilities (less capitalized borrowing costs) is A$83,776,000. This has been calculated using the effective interest rate method.
Upon a liquidity event occurring prior to maturity (being an Initial Public Offering or a trade sale), all of the convertible notes issued mandatorily convert to ordinary shares, unless earlier converted. The Company is obliged to repay the notes and accrued interest in cash on maturity if the notes have not been converted into ordinary shares or a liquidity event has not occurred.
Lease liabilities
A lease liability has been recognized in relation to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 17. Embedded derivatives
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Current liabilities held at fair value through profit or loss
Embedded derivative - SAFE (issued 28 October 2020)	9,903	—
Embedded derivative - convertible note (issued 5 January 2021)	68,443	—
Embedded derivative - convertible note (issued 1 April 2021)	50,678	—

	129,024	—
Refer to note 23 for further information on financial instruments.
Refer to note 24 for further information on fair value measurement.
Note 18. Trade and other payables
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Current liabilities
Trade payables	728	462
Other payables	133	131
Advance payment in relation to share-based payments	245	245
Accrued expenses	388	254

	1,494	1,092
Refer to note 23 for further information on financial instruments.
Note 19. Issued capital
	Consolidated
	30 June 2021 Shares	30 June 2020 Shares	30 June 2021 A$'000	30 June 2020 A$'000
Ordinary shares - fully paid and unrestricted	99,142,772	99,142,772	16,057	16,057
Movements in ordinary share capital
Details	Date	Shares	Issue price	A$’000
Balance	1 July 2019	73,819,902		2,646
Shares issued as part of business combination	1 January 2020	5,392,157	A$0.51	2,750
SAFE conversion	4 April 2020	13,615,046	A$0.51	6,944
Issue of shares	15 May 2020	6,315,667	A$0.66	4,168
Capital raising costs	15 May 2020	—	A$0.00	(451)

Balance	30 June 2020	99,142,772		16,057

Balance	30 June 2021	99,142,772		16,057

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 19. Issued capital(continued)
Note there are 11,303,042 restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders and shareholders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the restricted shares) is 110,445,814 as at 30 June 2021.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital. On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
SAFE note conversion
On 19 September 2019, the Company finalised a capital raise totalling A$6,944,000 in the form of SAFE notes which gives the investor a right to acquire ordinary shares at a price issued at A$0.51. The SAFE notes must be mandatorily converted into ordinary shares if an exit event occurs (being an initial public offering (IPO) or a trade sale) or at the maturity date (31 December 2024). The SAFE notes were voluntarily converted into ordinary shares on 4 April 2020. The SAFE notes were carried at fair value through profit or loss.
Capital risk management
The Group’s objectives when managing capital is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
Capital is regarded as total equity, as recognized in the consolidated statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue new debt or sell assets to reduce debt.
Note 20. Reserves
	Consolidated
	30 June 2021 A$’000	30 June 2020 A$’000
Foreign currency reserve	609	(242)
Share-based payments reserve	1,324	261
	1,933	19

Foreign currency reserve
The reserve is used to recognize exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.
Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.
Note 21. Dividends
There were no dividends paid, recommended or declared during the current or previous financial year.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 22. Earnings per share
	Consolidated
	Year ended 30 June 2021 A$’000	Year ended 30 June 2020 A$’000
Loss after income tax for the year	(80,533)	(3,161)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	103,146,340	80,585,840
Weighted average number of ordinary shares used in calculating diluted earnings per share	103,146,340	80,585,840
	Cents	Cents
Basic earnings per share	(78.08)	(3.92)
Diluted earnings per share	(78.08)	(3.92)
20,717,048 restricted shares and options (2020: 7,461,571) have been excluded from the diluted earnings per share calculations as they are anti-dilutive.
Note 23. Financial instruments
Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and receivables. The Group is subject to market risk by way of being exposed to daily volatility in the Bitcoin price and variations in foreign exchange rates. The Group has limited exposure to credit risk due to holding its financial assets with regulated authorized deposit taking institutions which have strong credit ratings. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements to pay mining hardware commitments.
Risk management is carried out by senior executives who identify, evaluate and hedge financial risks.
Market risk
Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.
Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.
The Group’s exposure to foreign currency risk at the end of the reporting period, denominated in Australian dollars, were as follows:
	Assets		Liabilities
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Consolidated	A$’000	A$’000	A$’000	A$’000
US dollars	46,967	815	25,845	—
Canadian dollars	64,088	8,066	1,973	2,973

	111,055	8,881	27,818	2,973

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 23. Financial instruments(continued)
Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in exchange rates. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables.
	AUD strengthened			AUD weakened
Consolidated - 30 June 2021	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000
US dollars	10%	(6,645)	(6,645)	10%	8,058	8,058
Canadian dollars	10%	(7,057)	(7,057)	10%	6,055	6,055
		(13,702)	(13,702)		14,113	14,113
	AUD strengthened			AUD weakened
Consolidated - 30 June 2020	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000
US dollars	10%	(94)	(94)	10%	145	145
Canadian dollars	10%	(521)	(521)	10%	576	576
		(615)	(615)		721	721
Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as at the reporting period end (2020:nil).
Interest rate risk
The Group is exposed to interest rate risk (primarily on its cash and cash equivalents), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures.
The Group is not subject to any interest rate risk on its borrowings as these borrowing have fixed interest rates.
As at the reporting date, the Group had the following variable rate assets:
	30 June 2021		30 June 2020
Consolidated	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000
Cash and cash equivalents	0.01%	51,108	0.01%	2,849
Net exposure to cash flow interest rate risk		51,108		2,849
Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in interest rates. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 23. Financial instruments(continued)
affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables.
	Basis points increase			Basis points decrease
Consolidated - 30 June 2021	Basis points change	Effect on profit before tax	Effect on equity	Basis points change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000
Cash and cash equivalents	10	51	51	10	(51)	(51)
	Basis points increase			Basis points decrease
Consolidated - 30 June 2020	Basis points change	Effect on profit before tax	Effect on equity	Basis points change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000
Cash and cash equivalents	10	3	3	10	(3)	(3)
Credit risk
The Group is exposed to counterparty credit risk from exchanges and mining pools. It mitigates this risk by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis.
Liquidity risk
The Group is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Going Concern section within note 2 for further information in relation to how the Group intends to meet its short-term repayment obligations.
Remaining contractual maturities
The following table details the Group’s remaining contractual maturity for its financial instrument liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.
	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total remaining contractual maturities
Consolidated - 30 June 2021%		A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade and other payables	—	860	—	—	—	860

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 23. Financial instruments(continued)
	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total remaining contractual maturities
Consolidated - 30 June 2021%		A$’000	A$’000	A$’000	A$’000	A$’000
Interest-bearing - fixed rate
Mining hardware finance	12.00%	24,223	48,509	11,450	—	84,182
Convertible notes issued 5 January 2021	12.00%	28,637	—	—	—	28,637
Convertible notes issued 1 April 2021	12.00%	131,146	—	—	—	131,146
Lease liability	—	130	142	426	3,523	4,221
Total non-derivatives		184,996	48,651	11,876	3,523	249,046
	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total remaining contractual maturities
Consolidated - 30 June 2020%		A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade and other payables	—	593	—	—	—	593
Loans from related parties	—	46	—	—	—	46

Interest-bearing - fixed rate
Vendor loan	11.00%	486	440	5,330	—	6,256
Total non-derivatives		1,125	440	5,330	—	6,895
The vendor loan was fully repaid on 11 December 2020.
Note 24. Fair value measurement
Fair value hierarchy
The Group does not have any financial assets measured at fair value. The following table does not include fair value information for assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Group’s financial liabilities have been measured and disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 24. Fair value measurement(continued)
The following tables show the fair values and associated levels of the Group’s financial liabilities (2020: Nil):
Consolidated - 30 June 2021	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000
Financial Liabilities
	—	—	—	—
Embedded derivative - SAFE (issued 28 October 2020)	—	—	9,903	9,903
Embedded derivative - convertible note (issued 5 January 2021)	—	—	68,443	68,443
Embedded derivative - convertible note (issued on 1 April 2021)	—	—	50,678	50,678
Total liabilities	—	—	129,024	129,024
During the financial year, the Group issued SAFE notes on 28 October 2020 and two tranches of convertible notes, issued on 5 January 2021 and 1 April 2021, respectively. Each of these instruments have a contractual maturity of 12 months from date of issuance. Embedded derivatives were identified and recognised at fair value upon initial recognition of each of these instruments. These embedded derivatives are held at fair value through profit or loss.
There were no transfers between levels during the financial year.
The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.
Valuation techniques for fair value measurements categorised within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value level 3 financial instruments include:
•	quoted market prices or dealer quotes for similar instruments;
•	Monte-Carlo pricing simulations; and
•	Black-Scholes-Merton valuation model.
Level 3 liabilities
Movements in level 3 liabilities during the current and previous financial year are set out below:
Consolidated	Embedded derivatives A$’000	Total A$’000
Balance at 1 July 2019	—	—

Balance at 30 June 2020	—	—
Fair value of embedded derivatives at issuance date	69,405	69,405
Loss recognized in profit or loss	59,619	59,619

Balance at 30 June 2021	129,024	129,024

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 24. Fair value measurement(continued)
The following table outlines the sensitivities associated with key assumptions used in the valuation models when valuing the above level 3 liabilities.
Assumption	Description	Range	Sensitivity
Expected share price volatility
As the Group is privately owned and does not trade as a listed company on an exchange, there is limited liquid share price history from which to calculate a historical volatility estimate for the Group’s shares. Having regard to this, an analysis has been performed on historic volatility of listed companies that management consider broadly comparable to the Group. Management has also considered the historic volatility of the bitcoin price, given this is a key driver of the income generated by the benchmark listed companies.
60%-90%
A 5% decrease in the expected volatility used would result in a A$1,647,000 decrease in the fair value of the embedded derivative liabilities as at 30 June 2021. A 5% increase in the expected volatility used would result in a A$1,927,000 increase in the fair value of the embedded derivative liabilities as at 30 June 2021.

Issue date share price
To determine an issue date share price for each of the instruments issued, management has considered historical share prices applied in ordinary share capital raises along with the underlying conversion prices of the hybrid instruments issued and recent share transfers conducted on arms-length bases.
A$0.51-A$2.36
A 5% decrease in the share prices applied would result in a A$8,244,000 decrease in the fair value of the embedded derivative liabilities as at 30 June 2021. A 5% increase in the share prices applied would result in a A$8,461,000 increase in the fair value of the embedded derivative liabilities as at 30 June 2021.

Note 25. Contingent liabilities
There were no contingent liabilities as at 30 June 2021 and 30 June 2020.
Note 26. Commitments
As at 30 June 2021, the Group had commitments of A$208,900,000 (includes shipping and provincial sales tax) (30 June 2020: nil) which are payable in US dollar instalments from July 2021 to August 2022. These commitments represent long-term purchase contracts in relation to mining hardware which is yet to be delivered. If the Group is unable to pay the remaining commitments as and when they become due, the Group is liable to at least 20% of the purchase price of the relevant batch of mining hardware that has been committed. The Group may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of the relevant batch of mining hardware.
Note 27. Business combinations
On 1 January 2020, the Group acquired certain assets (including land, substation and data center infrastructure) in British Columbia, Canada, from Brian Fehr, Podtech Innovation Inc., and other entities controlled by Brian Fehr (the vendors) for the total consideration transferred of A$5,774,000, representing 100% ownership interest.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 27. Business combinations(continued)
The acquisition became the Group’s flagship data centre site. The goodwill of A$898,000 represents the value of the purchase consideration in excess of the tangible assets fair value at the time. The recognized goodwill is expected to be tax deductible over 20 years in Canada. The goodwill recognized from the business combination, is attributable to the combined workforce, utilization of purchased assets and the expected synergies from the business combination of the acquired business and the Company.
The acquired business did not directly contribute revenues during the period from 1 January 2020 to 30 June 2020, instead the business combination resulted in expected cost savings to be realized as the Group vertically integrated its business. Post the business combination, the Group no longer incurred the hosting fee paid to the hosting provider for the use of the site and instead, paid the running costs direct to suppliers, predominantly made up of electricity costs. It is estimated that the acquired business contributed a net profit before tax of A$53,000 for the period from 1 January 2020 to 30 June 2020. This estimate is based on the cost savings from lower costs of operating the combined business and based on an average energy consumption throughout the year. It is impractical to calculate the contribution had the acquisition occurred on 1 July 2019 due to the nature of the vertical integration and hosting only commencing on 29 August 2019. The values identified in relation to the acquisition are final as at 30 June 2020 and the business combination is no longer accounted for on a provisional basis.
The AUD/CAD FX rate as at date of acquisition 1 January 2020 was 0.9106. Details of the acquisition are as follows
Fair value A$’000
Land	247
Plant and equipment	4,629

Net assets acquired	4,876
Goodwill	898

Acquisition-date fair value of the total consideration transferred	5,774

Representing:
Iris Energy Pty Ltd shares issued to vendor	2,746
Deferred consideration - loan from vendor to Iris Energy Pty Ltd	2,746
Forfeit of existing hosting deposit due from the vendor	282

5,774
The vendor loan term was five years, and attracted an interest rate of 11% payable quarterly. The vendor loan was fully repaid on 11 December 2020.
There were two existing Hosting Agreements dated 29 August 2019 and 14 October 2019 held between IE CA 1 Holdings Ltd (a subsidiary of the Company) and Podtech Innovation Inc., for the purpose of providing electricity and services at a location to carry out Bitcoin mining activities. As part of the business combination, the Group forgave the existing hosting deposit of A$282,000 (being the sum of the deposits paid under the two existing hosting agreements).
Note 28. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
		Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2021%	30 June 2020%
IE CA 1 Holdings Ltd	Canada	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
Iris Energy Custodian Pty Ltd	Australia	100%	100%
SA 1 Holdings Ltd	Australia	100%	—
SA 2 Holdings Ltd	Australia	100%	—
IE CA 2 Holdings Ltd	Canada	100%	—
IE CA 3 Holdings Ltd	Canada	100%	—
IE CA 4 Holdings Ltd	Canada	100%	—
IE CA Development Holdings Ltd	Canada	100%	—
IE CA Development Holdings 2 Ltd	Canada	100%	—
IE CA Development Holdings 3 Ltd	Canada	100%	—
IE CA Development Holdings 4 Ltd	Canada	100%	—
IE CA Development Holdings 5 Ltd	Canada	100%	—
IE CA 5 Holdings Ltd	Canada	100%	—
Note 29. Reconciliation of loss after income tax to net cash from/(used in) operating activities
	Consolidated
	Year ended 30 June 2021	Year ended 30 June 2020
	A$’000	A$’000
Loss after income tax expense for the year	(80,533)	(3,161)

Adjustments for:
Depreciation and amortization	1,677	1,137
Impairment of assets	566	—
Net loss on disposal of non-current assets	270	—
Unrealized foreign exchange gain	(3,626)	—
Loss on embedded derivatives held at fair value through profit or loss	59,619	—
Accrued interest on hybrid financial instruments	18,855	—
Amortization of capitalized borrowing costs	2,605	—
Share-based payment expense	1,063	261

Change in operating assets and liabilities:
Increase in other receivables	(577)	(480)
Increase in deferred tax assets	(1,217)	—
Increase in trade and other payables	402	737
Increase in provision for income tax	711	—
Increase in deferred tax liabilities	2,159	—
Increase in employee benefits	82	63
Decrease in operating deposits	132	—

Net cash from/(used in) operating activities	2,188	(1,443)

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 30. Non-cash investing and financing activities
	Consolidated
	Year ended 30 June 2021	Year ended 30 June 2020
	A$’000	A$’000

Convertible notes issued in lieu of interest/referral fees	(617)	—
Mining hardware finance additional fee payable in cash or equity	(3,240)	—
Shares issued in relation to business combinations	—	2,746
Additions to right of use assets and lease liabilities	1,403	—
Vendor Loan	—	2,813
Reclass from prepayments to right-of-use asset	—	361
	(2,454)	5,920
Vendor loan
On 1 January 2020, the Group acquired a flagship data centre site, by way of a vendor loan. The vendor loan was fully repaid to the issuer (who is a minority shareholder of the Company) on 11 December 2020. The loan does not meet the definition of a related party transaction under IAS 24 Related Party Disclosures.
Note 31. Share-based payments
There were two types of share-based payment arrangements in existence during the year. Details of each of these arrangements, which are considered as options for accounting purposes, are described below:
Employee Share Plan
During the year and in the prior year, the Group’s board approved the grant of loan funded shares to certain employees. The Company issued a limited recourse loan to these employees, for the sole purpose of acquiring shares in the Company. Upon disposal of any loan funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable. The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price. Loan funded shares have been treated as options as required under IFRS 2.
2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group’s board approved the grant of 5,000,000 options each to Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of A$1.0001 with an expiration date of 20 December 2025. The options will vest in three tranches following a liquidity event, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the liquidity price or volume weighted average market price (VWAP) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$1.40: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$1.80: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$2.20: 2,000,000 options will vest.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 31. Share-based payments(continued)
The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, “Distribution”) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital.
Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:
	Number of options 30 June 2021	Weighted average exercise price 30 June 2021	Number of options 30 June 2020	Weighted average exercise price 30 June 2020
Outstanding at the beginning of the financial year	7,461,571	A$0.51	—	A$0.00
Granted during the year	13,469,704	A$1.05	7,461,571	A$0.51
Forfeited during the year	(214,227)	A$1.42	—	A$0.00

Outstanding at the end of the financial year	20,717,048	A$0.85	7,461,571	A$0.51

Exercisable at the end of the financial year	1,509,998	A$0.56	—	A$0.00
As at 30 June 2021, the weighted average remaining contractual life of options outstanding is 6.8 years (30 June 2020: 9.6 years).
Valuation methodology
The fair value of the Employee Share Plan has been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options has been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.
The following table list the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2021 and 30 June 2020:
Grant date	Dividend yield %	Expected volatility %	Risk-free interest rate %	Expected life (weighted average) years	Grant date share price A$	Exercise price (weighted average) A$	Fair value (weighted average) A$	Number of options granted
Employee Share Plan
04 April 2020	—	46%	0.15%	2.28	0.51	0.51	0.13	7,461,571
31 July 2020	—	60%	0.15%	2.00	0.66	0.59	0.23	2,267,574
10 May 2021	—	90%	0.15%	2.71	2.36	2.35	1.37	1,202,130

Executive Director Options
20 January 2021	—	60%	0.15%	4.90	0.70	1.00	0.21	10,000,000
The share-based payment expense for the year was A$1,063,000 (2020: A$261,000).
Note 32. Related party transactions
Parent entity
Iris Energy Pty Ltd is the ultimate parent entity.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel
Disclosures relating to key management personnel are set out in note 33.
Transactions with related parties
There were no transactions with related parties during the current and previous financial year.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
The following balances are outstanding at the reporting date in relation to loans with related parties:
	Consolidated
	30 June 2021 A$	30 June 2020 A$
Current borrowings:
Loan from related parties	—	46,254
Terms and conditions
The loan from related parties was interest free and has since been repaid.
Note 33. Key management personnel disclosures
Share issuances
During the year, Jason Conroy, an executive officer of the Company, had purchased 680,852 of the Company’s ordinary shares at fair market value for an aggregate purchase price of A$1,600,002, funded by a limited recourse loan provided by the Company for the equivalent amount. This loan will be retired or repaid in full prior to the public filing of the registration statement with the Securities and Exchange Commission.
Deed of access, insurance and indemnity
We have entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.
Compensation
The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:
	Consolidated
	Year ended 30 June 2021 A$	Year ended 30 June 2020 A$
Short-term employee benefits	534,691	504,363
Share-based payments	232,919	—
	767,610	504,363

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 33. Key management personnel disclosures (continued)
The share-based payments comprise of A$184,768 relating to the 2021 Executive Director Liquidity and Price Target Options and A$48,151 relating to the Employee Share Plan (see note 31).
Other key management personnel transactions
During the year ended 30 June 2021, each of the Executive Directors paid the Company A$5,005 as consideration for the grant of the Executive Director Liquidity and Price Target Options (see note 31). This transaction was priced on an arms-length basis and all outstanding balances were settled prior to 30 June 2021.
Note 34. Events after the reporting period
The Directors are not aware of any matter or circumstance that has arisen since the end of the reporting period that, in their opinion, has significantly affected or may significantly affect the Group’s operations, the results of the those operations or its state of affairs, except as described below.
2021 Non-Executive Director Options
On 28 July 2021, the Group’s board approved the grant of options to acquire ordinary shares to David Bartholomew (at that time, an incoming Director and Chair of the board (subsequently appointed, see Leadership changes below)), Christopher Guzowski and Paul Gordon under the Non-Executive Director Option Plan (the “NED Option Plan”). Under the NED Option Plan, 212,766 options were granted to each of David Bartholomew, Christopher Guzowski and Paul Gordon which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by the board. In addition, 85,107 options were granted to each of Christopher Guzowski and Paul Gordon which vested immediately upon issuance in recognition of their two-year service to the Company. The applicable exercise price for all options that were granted under the NED Option Plan is A$2.39, with an estimated weighted average fair value of each option of A$1.77 and an estimated total share-based payment expense of A$1.4 million.
2021 Employee Options
On 28 July 2021, the Group’s board approved the grant of options to acquire ordinary shares to employees including Joanna Brand (incoming General Counsel and Corporate Secretary that commenced employment on 1 September 2021) under the Employee Option Plan (the “Employee Option Plan”). Under the Employee Option Plan, 146,444 options were granted to Joanna Brand which will vest in three equal tranches on the third, fourth and fifth anniversary of Joanna Brand’s employment with the Company. The applicable exercise price for the options that were granted under the Employee Option Plan is A$2.39, with an estimated weighted average fair value on grant date of A$1.81 and an estimated total share-based payment expense of A$0.3 million.
Mining hardware agreement
Since 30 June 2021, the Group has entered into another long-term mining hardware purchase contract. As of 30 September 2021, the Group has remaining commitments (includes shipping and provincial sales tax) totalling A$711 million, payable in instalments from October 2021 until October 2023. If the Group is unable to pay the remaining commitments as and when they become due, the Group is liable to pay at least 20% of the purchase price of the relevant batch of mining hardware that has been committed. The Group may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. To the extent the Group is unable to make payments due under the hardware purchase agreements in full and on time, the Group risks not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce the Group’s nameplate hashrate capacity and have a material impact on the Group’s business, prospects, financial condition, and operating results.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 34. Events after the reporting period (continued)
Private capital raise
On 10 August 2021, the Group announced a private capital raise in the form of convertible notes with a face value of US$1.00 per note, an interest rate of 12% p.a. and a maturity term of 12 months. Noteholders may voluntarily convert their notes to ordinary shares at any time (provided the Company has not issued a conversion notice with respect to an exit event). The notes will be initially recognised upon its effective date (which is yet to be determined) as a hybrid financial instrument and will mandatorily convert into ordinary shares in the event there is an exit event (i.e. an initial public offering or direct listing of the Company's shares on a recognized stock exchange, a business combination with a special purpose acquisition company transaction, a share sale or a sale of all or substantially all of the assets of the Group). As at 30 September 2021, the Group had received committed bids for at least US$100 million. As the effective date is yet to be determined as of 30 September 2021, a reliable estimate of the fair value of the notes cannot be made.
Proposed listing
On 26 August 2021, the Company confidentially filed a draft registration statement with the Securities and Exchange Commission. Prior to the effectiveness of this registration statement, the Company will be converted from a private company to a public company pursuant to the Australian Corporations Act. The Company also intends to seek conversion of the hybrid financial instruments into ordinary shares prior to listing.
2021 Executive Director Long-term Target Options
On 18 August, 2021, the Group’s shareholders approved the grant of 12,000,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of US dollar “USD” $15 per option (“Long-term Target Options”), and these options were granted on 14 September 2021, and have a contractual exercise period of 12 years. The options refer to USD prices as it is expected the Group’s share price will be USD denominated on completion of the proposed listing.
The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds USD $74: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds USD $130: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds USD $185: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds USD $370: 3,000,000 Long-term Target Options will vest.
The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.
The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company’s capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.
A reliable estimate of the financial effect of the Long-Term Target Options cannot be made as of 30 September 2021, as the fair value of each tranche of option is yet to be assessed.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2021 and 2020
Note 34. Events after the reporting period (continued)
Leadership changes
Effective 23 September 2021, Jason Conroy ceased his role as Chief Executive Officer, and Daniel Roberts and William Roberts, Executive Directors of the Company, assumed the Co-CEO role. Further, effective 24 September 2021, David Bartholomew was appointed as a Non-Executive Director and the Chairman of the Company.
No other matter or circumstance has arisen since 30 June 2021 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Unaudited interim consolidated statement of profit or loss and other comprehensive income
	Note	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Revenue
Bitcoin mining revenue		14,348	1,123
Other income		—	593

Expenses
Depreciation and amortization		(985)	(444)
Electricity charges		(2,196)	(787)
Employee benefits expense		(1,618)	(409)
Share-based payments expense	16	(2,568)	(163)
Impairment of assets		(488)	(101)
Loss on disposal of assets		—	(270)
Professional fees		(1,428)	(102)
Other expenses	4	(1,440)	(114)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax		3,625	(674)

Finance expense	5	(681,810)	(60)
Interest income		—	1
Foreign exchange gain/(loss)		3,729	202
Loss before income tax expense		(674,456)	(531)
Income tax expense	6	(4,268)	—
Loss after income tax expense for the period		(678,724)	(531)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		664	(603)
Other comprehensive income/(loss) for the period, net of tax		664	(603)
Total comprehensive loss for the period		(678,060)	(1,134)

		Cents	Cents
Basic earnings per share	12	(645.74)	(0.54)
Diluted earnings per share	12	(645.74)	(0.54)
The above unaudited interim consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Unaudited interim consolidated statement of financial position
	Note	30 Sept 2021 A$'000	30 June 2021 A$'000
Assets
Current assets
Cash and cash equivalents		118,556	52,015
Other receivables		3,100	1,059
Prepayments and other assets		1,215	864
Total current assets		122,871	53,938

Non-current assets
Property, plant and equipment	7	43,763	21,281
Right-of-use assets	8	1,398	1,874
Goodwill		891	880
Deferred tax		2,460	1,217
Mining hardware prepayments		177,455	100,331
Total non-current assets		225,967	125,583
Total assets		348,838	179,521

Liabilities

Current liabilities
Trade and other payables		3,736	1,494
Borrowings	9	268,430	96,033
Embedded derivatives	10	790,422	129,024
Income tax		3,921	711
Employee benefits		229	145
Total current liabilities		1,066,738	227,407

Non-current liabilities
Borrowings	9	18,989	15,812
Deferred tax		4,460	2,159
Total non-current liabilities		23,449	17,971
Total liabilities		1,090,187	245,378

Equity
Issued capital		16,057	16,057
Reserves		5,165	1,933
Accumulated losses		(762,571)	(83,847)
Total equity/(deficit)		(741,349)	(65,857)
Total liabilities and equity		348,838	179,521
The above unaudited interim consolidated statement of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Unaudited interim consolidated statement of changes in equity
	Issued capital A$'000	Reserves A$'000	Accumulated losses A$'000	Total equity A$'000
Balance at 1 July 2020	16,057	19	(3,314)	12,762

Loss after income tax expense for the period	—	—	(531)	(531)
Other comprehensive loss for the period, net of tax	—	(603)	—	(603)
Total comprehensive loss for the period	—	(603)	(531)	(1,134)

Transactions with owners in their capacity as owners:
Recognition of share-based payments (note 16)	—	163	—	163
Balance at 30 September 2020	16,057	(421)	(3,845)	11,791
	Issued capital A$'000	Reserves A$'000	Accumulated losses A$'000	Total deficit in equity A$'000
Balance at 1 July 2021	16,057	1,933	(83,847)	(65,857)

Loss after income tax expense for the period	—	—	(678,724)	(678,724)
Other comprehensive income for the period, net of tax	—	664	—	664
Total comprehensive income/(loss) for the period	—	664	(678,724)	(678,060)

Transactions with owners in their capacity as owners:
Share-based payments (note 16)	—	2,568	—	2,568
Balance at 30 September 2021	16,057	5,165	(762,571)	(741,349)
The above unaudited interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Unaudited interim consolidated statement of cash flows
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Cash flows from operating activities
Receipts from Bitcoin mining activities	14,348	1,123
Payments for electricity, suppliers and employees (inclusive of GST)	(6,916)	(1,536)
	7,432	(413)
Other income received	—	643
Interest paid	(750)	(60)
Net cash from operating activities	6,682	170

Cash flows from investing activities
Payments for property, plant and equipment	(10,818)	(1,027)
Payments for mining hardware prepayments	(79,303)	—
Net cash used in investing activities	(90,121)	(1,027)

Cash flows from financing activities
Proceeds from hybrid financial instruments	146,918	3,476
Repayment of borrowings	(497)	(1,236)
Payment of borrowing transaction costs	—	(27)
Repayment of lease liabilities	(24)	—
Net cash from financing activities	146,397	2,213

Net increase in cash and cash equivalents	62,958	1,356
Cash and cash equivalents at the beginning of the financial period	52,015	2,849
Effects of exchange rate changes on cash and cash equivalents	3,583	33
Cash and cash equivalents at the end of the financial period	118,556	4,238
The above unaudited interim consolidated statement of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 1. General information
These unaudited interim consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited ('Company' or 'Parent Entity') and the entities it controlled at the end of, or during, the year (collectively the 'Group'). The unaudited interim consolidated financial statements are presented in Australian dollars ('A$'), which is the Company's functional and presentation currency.
Iris Energy Limited was previously known as Iris Energy Pty Limited until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:
Registered office	Principal place of business
c/o Pitcher Partners	Level 21, 60 Margaret Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure powered by abundant and/or under-utilized renewable energy.
The unaudited interim consolidated financial statements were authorised for issue, in accordance with a resolution of Directors, on 25 October 2021. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.
Note 2. Significant accounting policies
These unaudited interim consolidated financial statements for the three months ended 30 September 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ('IFRS'). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.
These unaudited interim consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the last annual financial statements for the year ended 30 June 2021.
The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.
New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board ('IASB') that are mandatory for the current reporting period.
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group's unaudited interim consolidated financial statements.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 2. Significant accounting policies(continued)
and settlement of liabilities in the ordinary course of business. In summary, the ability of the Group to continue as a going concern depends upon the Group maintaining sustained positive free cash flow, converting the Group's various tranches of convertible notes into equity as and when they are due for conversion, and raising additional capital to fund the acquisition of mining hardware as part of its growth plan. There are other risks and uncertainties affecting the Group's operations including, but not limited to, the viability of the economics of Bitcoin mining and the ability to execute its business plan.
For the three months ended 30 September 2021, the Group incurred a loss after tax of A$678.7 million (30 September 2020:A$0.5 million) and net operating cash inflows of A$6.7 million (30 September 2020: A$0.2 million). As at 30 September 2021, the Group had net current liabilities of A$943.9 million (30 June 2021:A$173.5 million) and net liabilities of A$741.3 million (30 June 2021: A$65.9 million). The Group has had a number of material subsequent events which are relevant to the Group's going concern assessment at the time of reporting. These subsequent events are set out in note 18 and mostly relate the Group's strategy for raising capital, the opportunity to acquire mining hardware and incur associated infrastructure growth capital expenditure as part of its growth plan and the obligation to repay the convertible notes (including any accrued interest) at maturity, unless converted beforehand.
As further background, the Group's miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A significant decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.
The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more loans and equity investments. The Group is also in a position to wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon a number of factors which have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•	the Bitcoin price remaining at a level higher than prior financial years and a lag in global hashrate, thereby contributing to sustained forecast positive free cash flow;
•	the convertible note holders (owed a total principal and accrued interest amount of A$327.2 million at maturity) will convert their notes to equity on or prior to maturity;
•
if the convertible notes are not converted to equity (through a mandatory conversion in connection with a liquidity event or a voluntary conversion by the holder), then additional financing (either as equity or debt) will be obtained to repay the convertible notes as and when they fall due; and

•
the mining hardware commitments of US$533 million (A$739.6 million) as at 30 September 2021 will be funded by a combination of available cash (A$118.6 million as at 30 September 2021) and additional financing (ether as equity or debt).

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 3. Operating segments
Identification of reportable operating segments
The Group operates primarily within one operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the Executive Leadership Team, which is made up of the Executive Directors and their executive officers (who are identified as the chief operating decision makers 'CODM') on the performance of the Group as a whole.
Unless stated otherwise, all amounts reported to the Board of Directors are determined in accordance with accounting policies that are consistent with those adopted in these unaudited interim consolidated financial statements. The information reported to the CODM is on a monthly basis.
Note 4. Other expenses
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Insurance	176	61
Marketing expenses	91	1
Short-term office rental	59	15
Site expenses	321	15
Donations	552	—
Other expenses	241	22
	1,440	114
During the three months ended 30 September 2021, the Group made a donation of C$0.5 million (A$0.5 million) to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in British Columbia, Canada.
Note 5. Finance expense
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Interest expense	750	60
Interest expense on hybrid financial instruments	18,818	—
Interest expense on lease liabilities	34	—
Amortization of capitalized borrowing costs	810	—
Loss on embedded derivatives held at fair value through profit or loss	661,398	—
	681,810	60

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 6. Income tax expense
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(674,456)	(531)
Tax at the statutory tax rate of 30% (2020: 26%)	(202,337)	(138)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	205,283	66

	2,946	(72)
Current year tax losses not recognized	1,129	68
Difference in overseas tax rates	193	4
Income tax expense	4,268	—
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Income tax expense
Current tax	3,210	—
Deferred tax	1,058	—
Income tax expense	4,268	—
Note 7. Property, plant and equipment
	30 Sept 2021 A$'000	30 June 2021 A$'000
Non-current assets
Land - at cost	859	536
Buildings - at cost	11,953	4,689
Less: Accumulated depreciation	(429)	(309)
	11,524	4,380

Plant and equipment - at cost	4,233	3,798
Less: Accumulated depreciation	(274)	(209)
	3,959	3,589

Mining hardware - at cost	24,151	7,275
Less: Accumulated depreciation	(2,379)	(1,577)
Less: Impairment	(481)	(462)
	21,291	5,236
Assets under construction - at cost	6,130	7,540
	43,763	21,281

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 7. Property, plant and equipment(continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:
	Land A$'000	Buildings A$'000	Plant and equipment A$'000	Mining hardware A$'000	Assets under construction A$'000	Total A$'000
Balance at 1 July 2021	536	4,380	3,589	5,236	7,540	21,281
Additions	316	581	391	16,732	5,121	23,141
Exchange differences	7	128	42	108	21	306
Transfers in/(out)	—	6,552	—	—	(6,552)	—
Depreciation expense	—	(117)	(63)	(785)	—	(965)
Balance at 30 September 2021	859	11,524	3,959	21,291	6,130	43,763
Note 8. Right-of-use assets
	30 Sept 2021 A$'000	30 June 2021 A$'000
Non-current assets
Land - right-of-use asset	1,420	1,403
Less: Accumulated depreciation	(22)	(10)
	1,398	1,393

Prepaid hosting fees right-of-use asset	595	574
Less: Accumulated depreciation	(107)	(93)
Less: Impairment	(488)	—
	—	481
	1,398	1,874
Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:
	Prepaid hosting fees A$'000	Land A$'000	Total A$'000
Balance at 1 July 2021	481	1,393	1,874
Exchange differences	19	13	32
Impairment of assets	(488)	—	(488)
Depreciation	(12)	(8)	(20)
Balance at 30 September 2021	—	1,398	1,398
The prepaid hosting fee right-of-use asset for a legacy facility based in USA has been impaired as the Group is focused on executing its strategy to build, own and operate data centers.
The land right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada.

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 9. Borrowings
	30 Sept 2021 A$'000	30 June 2021 A$'000
Current liabilities
Mining hardware finance	15,878	9,566
Capitalized borrowing costs - mining hardware finance	(1,364)	(1,491)
SAFE	4,175	4,175
Convertible notes	103,812	84,995
Capitalized borrowing costs - convertible notes	(785)	(1,219)
Convertible notes October 2021 - advance funds received	146,707	—
Lease liability	7	7
	268,430	96,033

Non-current liabilities
Mining hardware finance	19,230	16,278
Capitalized borrowing costs - mining hardware finance	(1,595)	(1,807)
Lease liability	1,354	1,341
	18,989	15,812
	287,419	111,845
Mining hardware finance
The Group has entered into equipment finance and security agreements pursuant to which an equipment financier has agreed to finance the purchase of various mining hardware that have been delivered or yet to be delivered. These facilities carry an annual contractual interest rate of 12% and are denominated in United States Dollars. The facilities are repaid through blended monthly payments of interest and principal with the final payment due to the financier on 25 September 2023.
SAFE
On October 28, 2020, the Group completed a A$4.2 million capital raise via the issuance of Simple Agreement for Future Equity ('SAFE') instruments which convert into ordinary shares at 85% of the issue price of a subsequent capital raise, subject to a minimum and maximum issue price of A$0.70 and A$1.05 per share respectively. The SAFE instruments will convert into ordinary shares on the earlier of: (i) on or immediately prior to an exit event (being an initial public offering, listing, a sale to a third party of at least 80% of the Group’s issued shares or the sale of all or substantially all of the assets of the Group); and (ii) 20 business days after any shares are issued pursuant to a subsequent capital raise; and (iii) 25 November, 2021.
Upon initial recognition of the SAFE liability, an embedded derivative was recognized separately as a derivative liability at fair value (see note 10).
Convertible notes
On 5 January 2021, the Group issued convertible notes with a total face value of A$25.4 million. These notes have a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 10).
On 1 April 2021, the Group issued convertible notes with a total face value of A$110.1 million. These notes have a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 10).

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 9. Borrowings(continued)
Upon a liquidity event occurring prior to maturity (being an initial public offering or a trade sale), all of the convertible notes issued mandatorily convert into ordinary shares, unless earlier converted. The Company is obliged to repay the notes and accrued interest in cash on maturity if the notes have not been converted into ordinary shares or a liquidity event has not occurred.
The SAFE and Convertible note instruments are collectively referred to as 'hybrid financial instruments' in these unaudited interim consolidated financial statements.
Convertible notes October 2021 - advance funds received
On 10 August 2021, the Group announced a private capital raise in the form of convertible notes with a face value of US$1.00 per note, an interest rate of 12% per annum. and a maturity term of 12 months. Noteholders may voluntarily convert their notes to ordinary shares at any time (provided the Company has not issued a conversion notice with respect to an exit event). As at 30 September 2021, the Group had received proceeds from committed bids of A$146.7 million. The notes were issued on 8 October 2021 with a total face value of US$111.5 million (A$154.7 million) and a contractual maturity date of 8 October 2022.
Lease liabilities
A lease liability has been recognized in relation to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021.
Note 10. Embedded derivatives
	30 Sept 2021 A$'000	30 June 2021 A$'000
Current liabilities held at fair value through profit or loss
Embedded derivative - SAFE (issued 28 October 2020)	53,473	9,903
Embedded derivative - convertible note (issued 5 January 2021)	363,713	68,443
Embedded derivative - convertible note (issued 1 April 2021)	373,236	50,678
	790,422	129,024
Refer to note 13 for further information on fair value measurement.
Note 11. Dividends
There were no dividends paid, recommended or declared during the current or previous financial period.

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 12. Earnings per share
	Three months ended 30 Sept 2021 A$'000	Three months ended 30 Sept 2020 A$'000
Loss after income tax	(678,724)	(531)
	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	105,107,313	99,142,772

Weighted average number of ordinary shares used in calculating diluted earnings per share	105,107,313	99,142,772
	Cents	Cents
Basic earnings per share	(645.74)	(0.54)
Diluted earnings per share	(645.74)	(0.54)
For the three months ended 30 September 2021, 45,973,259 restricted shares and options (30 September 2020: 7,461,571) have been excluded from the diluted earnings per share calculations as they are anti-dilutive.
Note 13. Fair value measurement
Fair value hierarchy
The Group does not have any financial assets measured at fair value. The following table does not include fair value information for assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Group's financial liabilities have been measured and disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability
The following tables show the fair values and associated levels of the Group's financial liabilities (2020: Nil):
30 Sept 2021	Level 1 A$'000	Level 2 A$'000	Level 3 A$'000	Total A$'000
Financial Liabilities
Embedded derivative - SAFE (issued 28 October 2020)	—	—	53,473	53,473
Embedded derivative - convertible note (issued 5 January 2021)	—	—	363,713	363,713
Embedded derivative - convertible note (issued on 1 April 2021)	—	—	373,236	373,236
Total liabilities	—	—	790,422	790,422

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 13. Fair value measurement(continued)
30 June 2021	Level 1 A$'000	Level 2 A$'000	Level 3 A$'000	Total A$'000
Financial Liabilities
Embedded derivative - SAFE (issued 28 October 2020)	—	—	9,903	9,903
Embedded derivative - convertible note (issued 5 January 2021)	—	—	68,443	68,443
Embedded derivative - convertible note (issued on 1 April 2021)	—	—	50,678	50,678
Total liabilities	—	—	129,024	129,024
There were no transfers between levels during the three months ended 30 September 2021 or 2020.
The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. As at 30 September 2021, in relation to the convertible notes announced on 10 August 2021, which only became effective on 8 October 2021, the carrying amount of the funds received in advance were also assumed to approximate their fair values.
Valuation techniques for fair value measurements categorized within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value level 3 financial instruments include:
•	Quoted market prices or dealer quotes for similar instruments;
•	Monte-Carlo pricing simulations; and
•	Black-Scholes-Merton valuation models.
Level 3 liabilities
Movements in level 3 liabilities during the current and previous financial year are set out below:
Embedded derivatives A$'000
Balance at 1 July 2021	129,024
Loss recognized in profit or loss	661,398
Balance at 30 September 2021	790,422

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 13. Fair value measurement(continued)
The following table outlines the sensitivities associated with key assumptions used in the valuation models when valuing the above level 3 liabilities.
Assumption	Description	Range	Sensitivity
Expected share price volatility
As the Group is privately owned and does not trade as a listed company on an exchange, there is limited liquid share price history from which to calculate a historical volatility estimate for the Group's shares. Having regard to this, an analysis has been performed on historic volatility of listed companies that management consider broadly comparable to the Group. Management has also considered the historic volatility of the Bitcoin price, given this is a key driver of the income generated by the benchmark listed companies.
105%-115%
A 5% increase in the expected volatility used would result in a A$0.1 million increase in the fair value of the embedded derivative liabilities respectively as at 30 September 2021. A 5% decrease in the expected volatility used would result in a A$0.1 million decrease in the fair value of the embedded derivative liabilities respectively as at 30 September 2021.

Share price
To determine a valuation date share price for each of the instruments issued, management has considered historical share prices applied in ordinary share capital raises along with the underlying conversion prices of the hybrid instruments issued and recent share transfers conducted on arms-length bases.
A$9.18-A$10.14
A 5% decrease in the share prices applied would result in a A$47.1 million decrease in the fair value of the embedded derivative liabilities as at 30 September 2021. A 5% increase in the share prices applied would result in a A$47.1 million increase in the fair value of the embedded derivative liabilities as at 30 September 2021.

Note 14. Contingent liabilities
There were no contingent liabilities as at 30 September 2021 and 30 September 2020.
Note 15. Commitments
As at 30 September 2021, the Group had commitments of A$739.6 million (includes shipping and provincial sales tax) (30 June 2021: A$208.9 million) which are payable in installments from October 2021 to October 2023.
Note 16. Share-based payments
There Group has entered into a number of share based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:
Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. Under this scheme, the Company issues a limited recourse loan to employees for the sole purpose of acquiring shares in the Company. Upon disposal of

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 16. Share-based payments(continued)
any loan funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable. The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.
2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 5,000,000 options each to Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of A$1.0001 with an expiration date of 20 December 2025. The options will vest in three tranches following a liquidity event, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the liquidity price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$1.40: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$1.80: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds A$2.20: 2,000,000 options will vest.
The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, “Distribution”) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital.
Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.
Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (“NED Option Plan”) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Where an option holder ceases to be a Director of the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the option holder. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director.
2021 Executive Director Long-term Target Options
On 18 August 2021, the Group's shareholders approved the grant of 12,000,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of US dollar (‘US$’) $15 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years. The options refer to US$ prices as it is expected the Group's share price will be USD denominated on completion of the proposed listing.

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 16. Share-based payments(continued)
The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$74: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$130: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$185: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds US$370: 3,000,000 Long-term Target Options will vest.
The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.
The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.
Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:
	Number of options 30 Sept 2021	Weighted average exercise price 30 Sept 2021
Outstanding at the beginning of the financial period	20,717,048	A$0.85
Granted during the period	25,256,211	A$19.90
Outstanding at the end of the financial period	45,973,259	A$11.32
Exercisable at the end of the financial period	1,680,212	A$0.75
As at 30 September 2021, the weighted average remaining contractual life of options outstanding is 9.5 years (30 June 2021: 6.8 years).
Valuation methodology
The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options and 2021 Executive Director Long-term Target Options have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 16. Share-based payments(continued)
The following table list the inputs used in measuring the fair value of arrangements granted during the three months ended 30 September 2021:
Grant date	Dividend yield %	Expected volatility %	Risk free interest rate %	Expected life (weighted average) years	Grant date share price A$	Exercise Price A$	Fair value (weighted average) A$	Number of options granted
Long-Term Target Options
14 Sept 2021	—	90%	1.28%	9.00	9.48	20.81	6.63	24,000,000
Employee Option Plan
28 July 2021	—	90%	0.15%	7.00	9.47	2.39	8.47	447,699
NED Option Plan
28 July 2021	—	90%	0.15%	6.58	9.47	2.39	8.40	808,512
The share-based payment expense for the period was A$2,568,000 (30 September 2020: A$163,000).
Note 17. Related party transactions
Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
On 18 August 2021, the Group's shareholders approved the grant of 12,000,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of US dollar (‘US$’) $15 per option. These options were granted on 14 September 2021 and have a contractual exercise period of 12 years. Refer to note 16 for further details.
Changes in key management personnel
Joanna Brand commenced employment as the Group General Counsel on 1 September 2021, and was appointed as the Company Secretary on 17 September 2021. Under the Employee Option Plan, 146,444 options were granted to Ms. Brand which will vest in three equal tranches on the third, fourth and fifth anniversary of Ms. Brand’s employment with the Company. The applicable exercise price for the options that were granted under the Employee Option Plan is A$2.39.
Jason Conroy served as the Chief Executive Officer of the Company from 10 May 2021 until 23 September 2021. In connection with his cessation of employment, Mr. Conroy receives (or may receive) (i) salary continuation payments for six months and, if applicable, (ii) a lump sum payment equal to (x) 0.1% of the net proceeds of any initial public offering (‘IPO’) (converted to Australian dollars) if the IPO is completed on

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 17. Related party transactions(continued)
or before 31 December 2021 or (y) 0.07% of the net proceeds of the IPO (converted to Australian dollars) if the IPO is completed after 31 December 2021 but on or before 30 June 2022. Mr. Conroy is subject to customary confidentiality obligations, a non-competition obligation through 30 June 2022 and a one year post-termination non-solicitation of employees and customers covenant.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.
Note 18. Events after the reporting period
Board and leadership changes
Effective 11 October 2021, Denis Skrinnikoff commenced his role as Chief Technology Officer. Effective 18 October 2021, Lindsay Ward commenced his role as President. Effective 22 October, David Shaw commenced his role as Chief Operating Officer. Effective 21 October 2021, Michael Alfred commenced his role as Non-Executive Director. Effective 24 October 2021, Paul Gordon resigned from his role as Non-Executive Director.
Share based payments
On 20 October 2021, the Group’s board approved the grant of 266,105 options, under the Employee Option Plan, to acquire ordinary shares to employees, including 158,350 options granted to Lindsay Ward (President), 31,670 options granted to Denis Skrinnikoff (Chief Technology Officer) and 35,969 options granted to David Shaw (Chief Operating Officer). These options will vest in three equal tranches on the third, fourth and fifth anniversary of the employee’s employment with the Company. The applicable exercise price for the options that were granted under the Employee Option Plan is US$7.29 and there is an estimated total share-based payment expense of A$2 million to be amortized over the expected life of the options.
On 21 October 2021, the Group’s board approved the grant of 71,329 options to acquire ordinary shares to Michael Alfred under the Non-Executive Director Option Plan. These options will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by the board. The applicable exercise price for the options that were granted under the Non-Executive Director Option Plan is US$7.29 and there is an estimated total share-based payment expense of A$0.5 million to be amortized over the expected life of the options.
In connection with the cessation of Jason Conroy’s (former CEO) employment with the Company on 23 September 2021, on 14 October 2021, 680,852 loan funded ordinary shares were bought back and cancelled by the Company and the associated loan fully repaid.
Private capital raise
On 8 October 2021, the Group completed a private capital raise via the issuance of US$111.5 million (A$154.7 million), in convertible notes, with a face value of US$1.00 per note, an interest rate of 12% per annum and a maturity term of 12 months. Noteholders may voluntarily convert their notes into ordinary shares at any time (provided the Company has not issued a conversion notice with respect to an exit event). The notes will be initially recognized on 8 October 2021, as a hybrid financial instrument and will mandatorily convert into

Iris Energy Limited (Formerly known as Iris Energy Pty Limited) Notes to the unaudited interim consolidated financial statements
Note 18. Events after the reporting period(continued)
ordinary shares in the event there is an exit event (i.e. an initial public offering or a direct listing of the Company’s shares on a recognized stock exchange, a business combination with a special purpose acquisition company transaction, a share sale or a sale of all or substantially all of the assets of the Group).
This convertible note is a hybrid financial instrument as it contains an embedded derivative, which will be designated at fair value through profit or loss (‘FVTPL’). On initial recognition, the fair value of the embedded derivative is estimated to be approximately A$48 million.
Issue of B Class shares
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
Proposed IPO
On 6 October 2021, the Company confidentially filed a draft registration statement with the Securities and Exchange Commission for an IPO of its ordinary shares that are expected to be listed on the Nasdaq. Prior to the effectiveness of this registration statement, on 7 October 2021, the Company converted from a private company to a public company. The Company also intends to seek conversion of the hybrid financial instruments into ordinary shares as part of the IPO.
No other matter or circumstance has arisen since 30 September 2021 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

    Ordinary Shares

Iris Energy Limited
PROSPECTUS

J.P. Morgan	Canaccord Genuity	Citigroup
Macquarie Capital	Cowen
Compass Point
Until     , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers
Our Constitution to be filed as an exhibit to this registration statement provides for indemnification of the officers and directors to the full extent permitted by applicable law.
In addition, we have entered into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in our Constitution. The indemnification agreements require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The indemnification agreements will be filed as exhibits to this registration statement.
Item 7. Recent Sales of Unregistered Securities.
On April 23, 2019, the Company issued 11,968,339 Ordinary shares for a total consideration of A$1,009,984 to fund mining hardware purchases, hosting deposits and working capital.
On May 24, 2019, the Company issued 11,851,563 Ordinary shares for a total consideration of A$1,635,516 to fund mining hardware purchases, hosting deposits and working capital.
On September 19, 2019, the Company completed a A$6,943,673 capital raising via the issuance of Simple Agreement for Future Equity (SAFE) instruments to fund mining hardware purchases, hosting deposits, data center infrastructure and working capital. The SAFE instruments were converted into 13,615,046 Ordinary shares on April 4, 2020.
On April 4, 2020, the Company issued 5,392,157 Ordinary shares with a value of A$2,750,000 to partially fund the purchase price payable for the acquisition of certain assets from PodTech Innovation Inc. (and certain related parties of PodTech Innovation Inc.).
On May 15, 2020, the Company issued 6,315,667 Ordinary shares for a total consideration of A$4,168,340 to fund data center and energy infrastructure, working capital, as well as repayment of a vendor loan.
On October 28, 2020, the Company completed a A$4,175,150 capital raise via the issuance of Simple Agreement for Future Equity (SAFE) instruments to fund growth initiatives. The SAFE instruments convert into Ordinary shares at 85% of the issue price of a subsequent capital raise, subject to a minimum and maximum issue price of A$0.70 and A$1.05 per share respectively. The SAFE instruments convert into Ordinary shares on the earlier of: (i) on or immediately prior to an exit event (being an initial public offering, listing, a sale to a third party of at least 80% of the Company’s issued shares or the sale of all or substantially all of the assets of the Company); and (ii) 20 business days after any shares are issued pursuant to a subsequent capital raise; and (iii) 25 November, 2021.
On January 5, 2021, the Company completed a A$25,431,595 capital raise via the issuance of convertible notes to fund growth initiatives (including hardware purchases and data center and energy infrastructure). The convertible notes have a face value of A$1.00 per note, accrue interest daily at 12% per annum and a maturity date of January 5, 2022. The notes convert into Ordinary shares on a liquidity event (IPO or trade sale) or at the election of the holder before the maturity date. The conversion price in the event of a liquidity event is the lower of: (i) 80% of the relevant liquidity event price; and (ii) the share price calculated by reference to a pre-money valuation of $58.7 million (“Valuation Cap Price 1”), while the conversion price in the event of a voluntary conversion is the Valuation Cap Price 1. The Company is obliged to repay the face value of the notes plus any accrued but unpaid interest on the maturity date if the notes have not been converted.
On April 1, 2021, the Company completed a A$110,112,528 capital raise via the issuance of convertible notes to fund growth initiatives (including hardware purchases and data center and energy infrastructure). The convertible notes have a face value of A$1.00 per note, accrue interest daily at 12% per annum and a maturity date of April 1, 2022. The notes convert into Ordinary shares on a liquidity event (IPO or trade sale) or at the election of the holder before the maturity date. The conversion price in the event of a liquidity event is the lower of: (i) 80% of the relevant liquidity event price; and (ii) the share price calculated by reference to a pre-money valuation of $300 million (“Valuation Cap Price 2”), while the conversion price in the event of a voluntary conversion is the Valuation Cap Price 2. The Company is obliged to repay the face value of the notes plus any accrued but unpaid interest on the maturity date if the notes have not been converted.
On October  , 2021, the Company completed a US$    capital raise via the issuance of convertible notes to fund growth initiatives (including hardware purchases and data center and energy infrastructure). The convertible notes have a face value of $1.00 per note, accrue interest daily at 12% per annum and a maturity date of October , 2022. The notes convert into Ordinary shares on an exit event (IPO, direct listing, SPAC transaction or share sale) or at the election of the holder before the maturity date. The conversion price in the event of: (1) an IPO is the lower of: (i) 75% of the IPO price; and (ii) the share price calculated by reference to a pre-money valuation of $800-1,500 million (subject to the Bitcoin price); (2) an exit event other than an IPO is the share price calculated by reference to a pre-money valuation of $800 million; and (3) a voluntary conversion is the share price calculated by reference to a pre-money valuation of $1,500 million. The Company is obliged to repay the face value of the notes plus any accrued but unpaid interest on the maturity date if the notes have not been converted.
Since the date of incorporation, the Company has issued an aggregate of 11,196,659 Ordinary shares valued at A$7,909,541 to employees and key stakeholders as part of the acquisition of certain assets from PodTech Innovation Inc. (and certain related parties of PodTech Innovation Inc.) and granted an aggregate of   options to purchase Ordinary shares at a weighted average exercise price of   per Ordinary share to employees (excluding the 2021 Executive Director Liquidity and Price Target Options, 2021 Non-Executive Director Options and the 2021 Executive Director Long-term Target Options described in the section titled “Management—Remuneration”). The aforementioned Ordinary shares and options issued are subject to vesting conditions.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.
Item 8. Exhibits and Financial Statement Schedules.
(A)	Exhibits
The following are filed as exhibits hereto:
Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Constitution of the Registrant, as currently in effect.
3.2	Form of Constitution of the Registrant, to be in effect upon the consummation of the offering.
3.3	Certificate of Registration on Change of Name and Conversion to a Public Company dated October 7, 2021.
5.1*	Opinion of Clifford Chance LLP, counsel to the Registrant, as to the validity of the Ordinary shares.
10.1	2021 Non-Executive Director Option Plan, and forms of award agreements thereunder.
10.2	Form of Indemnification Agreement entered into by and between Iris Energy Limited and each director and executive officer.
21.1	List of subsidiaries of the Registrant.
23.1*	Consent of Clifford Chance LLP (included in Exhibit 5.1).
23.2	Consent of Armanino LLP.
24.1	Power of attorney (included in signature page to initial filing of this registration statement).
99.1*	Code of Business Conduct and Ethics of the Registrant
*	To be filed by amendment.
(B)	Financial Statement Schedules

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.
Item 9. Undertakings.
The undersigned hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sydney, Australia, on October 25, 2021.
Iris Energy Limited

By:	/s/ Daniel Roberts
Name:	Daniel Roberts
Title:	Co-Chief Executive Officer

By:	/s/ William Roberts
Name:	William Roberts
Title:	Co-Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Daniel Roberts and William Roberts, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.
Signature	Title	Date

/s/ Daniel Roberts	Co-Chief Executive Officer	October 25, 2021
Daniel Roberts

/s/ William Roberts	Co-Chief Executive Officer	October 25, 2021
William Roberts

/s/ Lindsay Ward	President	October 25, 2021
Lindsay Ward

/s/ Joanna Brand	General Counsel and Company Secretary	October 25, 2021
Joanna Brand

/s/ David Shaw	Chief Operating Officer	October 25, 2021
David Shaw

/s/ Denis Skrinnikoff	Chief Technology Officer	October 25, 2021
Denis Skrinnikoff

Signature	Title	Date
/s/ David Bartholomew	Chair	October 25, 2021
David Bartholomew

/s/ Christopher Guzowski	Director	October 25, 2021
Christopher Guzowski

/s/ Michael Alfred	Director	October 25, 2021
Michael Alfred

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Iris Energy Limited has signed this registration statement on October 25, 2021.
Cogency Global Inc., Authorized Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Sr. Vice President on behalf of Cogency Global Inc.